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Filed Pursuant to Rule 424(b)(4)
Registration No. 333-125646

Prospectus

3,180,826 Shares

Texas Roadhouse, Inc.

Class A Common Stock

        Texas Roadhouse, Inc. is offering 350,000 shares of Class A common stock and the selling stockholders, including our founder and chairman, our president and chief executive officer, our chief operating officer and certain other selling stockholders, are offering 2,830,826 shares of Class A common stock. We will not receive any of the proceeds from shares sold by any selling stockholders.

        Our Class A common stock is quoted on the Nasdaq National Market under the symbol "TXRH." The closing price of our Class A common stock on the Nasdaq National Market on June 28, 2005 was $35.10 per share.

Investing in our Class A common stock involves a high degree of risk. See "Risk Factors" beginning on page 10.

	Per Share	Total

Offering price	$34.75	$110,533,703

Discounts and commissions to underwriters	$1.738	$5,526,685

Offering proceeds to us, before expenses	$33.013	$11,554,375

Offering proceeds to the selling stockholders	$33.013	$93,452,643

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

        Our founder and chairman has granted the underwriters the right to purchase up to 477,124 additional shares of Class A common stock to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after the offering. The underwriters expect to deliver the shares of Class A common stock to investors on or about July 5, 2005.

Banc of America Securities LLC	Wachovia Securities

RBC Capital Markets	SG Cowen & Co.

The date of this prospectus is June 28, 2005.

Hand-Cut Steaks
Fall-Off-The-Bone Ribs
Made-From-Scratch Sides
Fresh Baked Bread

TEXAS roadhouse

OUR MISSION • Legendary Food, Legendary Service

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We, the selling stockholders and the underwriters are not making offers to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

        "Texas Roadhouse," "Texasroadhouse.com" and the Texas Roadhouse logo are our registered trademarks. This prospectus also contains trademarks of companies other than Texas Roadhouse and use of these marks in this prospectus does not indicate an affiliation with or endorsement by these third parties.

SUMMARY

        You should read the entire prospectus carefully, including "Risk Factors" and the consolidated financial statements and accompanying notes, before making an investment decision. In this prospectus, the terms "our company," "we," "our" and "us" refer to Texas Roadhouse, Inc. and its predecessors Texas Roadhouse Holdings LLC and entities under common control, and their successors, as described below under "—Corporate History."

Our Business

        Texas Roadhouse is a growing, moderately priced, full-service restaurant chain. Our founder and chairman, W. Kent Taylor, started the business in 1993. Our mission statement is "Legendary Food, Legendary Service." Our operating strategy is designed to position each of our restaurants as the local hometown destination for a broad segment of consumers seeking high quality, affordable meals served with friendly, attentive service. As of March 29, 2005, 198 Texas Roadhouse restaurants were operating in 36 states. We owned and operated 111 restaurants in 28 states, and franchised and licensed an additional 87 restaurants in 20 states.

        We offer an assortment of specially seasoned and aged steaks hand-cut daily on the premises and cooked to order over open gas-fired grills. We also offer our customers, whom we call our guests, a selection of ribs, fish, chicken and vegetable plates, and an assortment of hamburgers, salads and sandwiches. The majority of our entrees include two made-from-scratch side items, and we offer all our guests a free unlimited supply of roasted in-shell peanuts and made-from-scratch yeast rolls.

        We have successfully grown the total number of Texas Roadhouse restaurants over the past four years from 67 restaurants as of December 26, 1999 to 193 as of December 28, 2004, representing a 23.6% compounded annual growth rate. Over the same period, our revenue increased from $71.0 million to $363.0 million, income from operations increased from $6.7 million to $38.7 million and our net income increased from $4.0 million to $21.7 million, representing compounded annual growth rates of 38.6%, 42.0% and 40.2%, respectively.

Operating Strategy

        The operating strategy that underlies the growth of our concept is built on the following key components:

        Offering high quality, freshly prepared food.    A significant majority of our menu offerings consist of made-from-scratch entree and side items that are based on proprietary recipes and prepared daily at each restaurant. In addition we heavily invest in the training of and adherence to our recipe and quality standards.

        Focusing on dinner.    In a high percentage of our restaurants, we limit our operating hours to dinner only during the weekdays. We believe focusing on dinner allows our restaurant teams to offer higher quality, more consistent food and service to our guests and provides a better "quality-of-life" for our management teams, which allows us to attract and retain qualified management personnel.

        Offering attractive price points.    We offer our food and beverages at moderate price points which we believe are as low as or lower than those offered by our competitors. The per guest average check for the restaurants we owned and operated in 2004 was $13.72.

        Offering performance-based manager compensation.    We believe we attract and retain talented, experienced, and highly motivated restaurant operators by offering performance-based compensation programs to our restaurant managers and area managers, who are called "managing partners" and "market partners," respectively.

        Creating a fun and comfortable atmosphere.    Our restaurants feature a rustic southwestern lodge decor accentuated with hand-painted murals, neon signs, southwestern prints, rugs, artifacts and jukeboxes which continuously play upbeat country hits.

Long-Term Strategies to Grow Earnings Per Share

        Our long-term strategies with respect to increasing net income and earnings per share include the following:

        Expanding Our Restaurant Base.    We will continue to evaluate opportunities to develop Texas Roadhouse restaurants in existing and new markets.

        Improving Restaurant Level Profitability.    We plan to increase restaurant level profitability through a combination of increased comparable restaurant sales and operating cost management.

        Leveraging Our Scalable Infrastructure.    We have made significant investments in our infrastructure over the past several years. As such, we believe that our general and administrative costs will increase at a slower growth rate than our revenue.

Risk Factors

        An investment in our Class A common stock involves a high degree of risk. You should carefully consider the following risks, as well as the risks discussed in "Risk Factors," before investing in our Class A common stock:

  •
  our ability to open new restaurants, secure sufficient new sites and manage our planned expansion;

  •
  our ability to maintain or improve average unit volumes and comparable restaurant sales growth;

  •
  the continued service of key management personnel including managing partners and market partners;

  •
  changes in consumer preferences or consumer discretionary spending;

  •
  health concerns regarding beef or other food products; and

  •
  the effect of competition in the restaurant industry.

In addition, our founder and chairman will beneficially own approximately 57.5% of the voting power of our common stock after this offering and will be able to exert a controlling influence over all matters requiring stockholder approval, including the election of directors and significant business transactions.

Our Fiscal Year and Principal Office

        Our fiscal year consists of 52 or 53 weeks and ended on the last Sunday in December in fiscal years 2000 and 2001, and on the last Tuesday in December in fiscal years 2002, 2003 and 2004. Throughout this prospectus, our fiscal years are referred to as set forth below:

Fiscal Year Ended	Reference in This Prospectus
December 31, 2000	2000
December 30, 2001	2001
December 31, 2002	2002
December 30, 2003	2003
December 28, 2004	2004

Fiscal year 2000 included 53 weeks. Fiscal year 2002 included 52 weeks and 2 days as a consequence of the transition from a weekly period ending on a Sunday to a weekly period ending on a Tuesday. All other fiscal years shown included 52 weeks.

        Throughout this prospectus, the 13 week period ended March 30, 2004 is referred to as 2004 YTD and the 13 week period ended March 29, 2005 is referred to as 2005 YTD.

        Our principal executive office is located at 6040 Dutchmans Lane, Suite 400, Louisville, Kentucky 40205, and our telephone number is (502) 426-9984. We maintain a website at www.texasroadhouse.com on which we post all reports we file with the Securities and Exchange Commission under Section 13(a) of the Securities Exchange Act of 1934. We also post on this site our key corporate governance documents, including our Board committee charters, our code of ethics and our principles of corporate governance. Information on our website is not, however, a part of this prospectus.

Recent Developments

        Compared to the prior year periods, comparable restaurant sales growth for company restaurants was 7.0% for the first 11 weeks of the 13 week quarter ending June 28, 2005 and 6.9% for the first 24 weeks of the year ending December 27, 2005.

        We opened two restaurants and our franchisees opened four restaurants during the first 11 weeks of the 13 week quarter ending June 28, 2005. We have opened six restaurants and our franchisees have opened five restaurants during the first 24 weeks of the year ending December 27, 2005.

        In our press release announcing our first quarter 2005 earnings, we announced our intention to acquire seven to 11 franchise restaurants. We expect to complete these acquisitions during the fourth quarter of 2005 at the earliest.

Corporate History

        Through the closing of our reorganization and initial public offering on October 8, 2004, we conducted the Texas Roadhouse restaurant business through:

  •
  Texas Roadhouse Holdings LLC and its wholly-owned and 22 majority-owned restaurants;

  •
  Texas Roadhouse Development Corporation, holding the rights to franchise Texas Roadhouse restaurants;

  •
  Texas Roadhouse Management Corp., providing management services to Texas Roadhouse Holdings LLC, Texas Roadhouse Development Corporation and certain license and franchise restaurants;

  •
  nine controlled franchise restaurants;

all of which were entities under the common control of W. Kent Taylor, our founder and chairman. Our consolidated historical financial statements and financial and operating data that appear elsewhere in this prospectus reflect the consolidated operations and financial position of Texas Roadhouse Holdings LLC and the above affiliated entities, which we call the Texas Roadhouse predecessor companies.

        Since the closing of our reorganization and initial public offering on October 8, 2004, we conduct the Texas Roadhouse restaurant business under Texas Roadhouse, Inc. In connection with the closing of our reorganization and initial public offering, we:

  •
  combined all of our operations under a newly formed public holding company, Texas Roadhouse, Inc., by acquiring all of the equity interests in the Texas Roadhouse predecessor companies (including the remaining equity interests in all of our then majority-owned or controlled company restaurants) as well as all of the equity interests in one franchise restaurant, in exchange for shares of common stock of Texas Roadhouse, Inc.; and

  •
  issued a total of 30,854,350 shares of Class A common stock and 2,632,688 shares of Class B common stock of Texas Roadhouse, Inc., of which:

  (i)
  6,581,481 shares of Class A common stock were issued and sold by us in our initial public offering; and

  (ii)
  the remaining shares were issued in connection with our corporate reorganization described above, including 11,189,310 shares of Class A common stock and all of the shares of Class B common stock issued to Mr. Taylor or entities controlled by him.

        We received net proceeds of approximately $105.1 million from the issuance and sale of 6,581,481 shares of Class A common stock in our initial public offering, after deducting underwriting discounts, commissions and offering expenses. We used these proceeds to:

  •
  repay outstanding borrowings under our credit facility, including accrued interest thereon, in the amount of approximately $68.9 million; and

  •
  fund distributions of approximately $31.2 million to equity holders of Texas Roadhouse Holdings LLC relating to its net income for periods prior to our corporate reorganization; and

  •
  the remaining amount for general corporate purposes.

The Offering

Class A common stock offered by us	350,000 shares
Class A common stock offered by:
our founder and chairman	522,876 shares
our president and chief executive officer	485,000 shares
our chief operating officer	301,428 shares
other selling stockholders	1,521,522 shares

Total Class A common stock offered	3,180,826 shares
Shares to be outstanding after this offering:
Class A common stock	32,011,130 shares
Class B common stock	2,632,688 shares

Total	34,643,818 shares
Voting rights
Holders of our Class A common stock and our Class B common stock will generally vote together as a single Class on all matters submitted to a vote of our stockholders. The holders of Class A common stock are entitled to one vote per share and the holders of Class B common stock are entitled to 10 votes per share. W. Kent Taylor, our founder and chairman, is the only holder of Class B common stock. Upon the completion of this offering, W. Kent Taylor will beneficially own 2,632,688 shares of our Class B common stock and 7,228,696 shares of Class A common stock, representing approximately 57.5% of the voting power of our outstanding common stock.
Class B common stock conversion rights	Our Class B common stock is convertible as follows:
•
upon the transfer of any share of Class B common stock to anyone other than W. Kent Taylor or any entity controlled by W. Kent Taylor, such share of Class B common stock will be automatically converted into one share of Class A common stock;
•
all of the Class B common stock will automatically convert into Class A common stock on a one-for-one basis upon the earliest to occur of (i) September 30, 2009, (ii) the date upon which the number of shares of Class A and Class B common stock beneficially owned by W. Kent Taylor represents less than 20.0% of the total number of shares of Class A and Class B common stock outstanding, or (iii) upon the death or disability of W. Kent Taylor; and

• at the election of the holders of Class B common stock, any share of Class B common stock may be converted into one share of Class A common stock.
Other common stock provisions
With the exception of voting rights and conversion rights, holders of Class A and Class B common stock generally have identical rights. See "Description of Capital Stock" for a description of the material terms of our common stock.
Use of proceeds
We will use the net proceeds to repay all of our approximately $4.0 million of outstanding borrowings under our credit facility, including accrued interest thereon, to fund the development of new restaurants, and for general corporate purposes. We will not receive any of the proceeds from the sale of shares of our Class A common stock offered by any selling stockholder.
Nasdaq National Market symbol	"TXRH."

        Unless otherwise indicated, all of the information in this prospectus related to the number of shares of Class A common stock and Class B common stock to be outstanding or beneficially owned after this offering:

  •
  are based upon 31,274,210 shares of Class A common stock outstanding as of May 31, 2005, plus 386,920 shares to be issued upon option exercises related to shares to be sold in this offering;

  •
  excludes 4,078,429 shares of Class A common stock issuable upon the exercise of stock options outstanding as of May 31, 2005 (after giving effect to option exercises related to 386,920 shares to be sold in this offering), with a weighted average exercise price of $9.66 per share, a majority of which are currently exercisable, and excludes any other option exercises since May 31, 2005; and

  •
  assumes the underwriters do not exercise their over-allotment option.

        If the underwriters exercise their over-allotment option in full, our founder and chairman would sell 477,124 additional shares of Class A common stock.

Summary Historical and Pro Forma Consolidated Financial and Operating Data

        You should read the data set forth below in conjunction with our consolidated financial statements and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and other financial information appearing elsewhere in this prospectus. We based the pro forma adjustments on available information and on assumptions that we believe are reasonable under the circumstances. The unaudited pro forma financial data do not purport to represent what our results of operations or financial position actually would have been if the transactions set forth below had occurred on the dates indicated or what our results of operations or financial position will be for future periods.

        We derived the selected consolidated financial data as of and for the year 2004 from our audited consolidated financial statements. The 2004 financial data give effect to the combination of our operations under Texas Roadhouse, Inc., a "C" corporation, and the closing of the Company's initial public offering, both of which occurred on October 8, 2004. The 2004 financial data also give effect to an income tax provision for the period after October 8, 2004 and include an adjustment to establish a deferred tax liability related to the $5.0 million excess of the reported amounts of the Company's assets and liabilities over the tax basis of those assets and liabilities at October 8, 2004.

        The balance sheet data as of December 28, 2004 give effect to the issuances of 30,854,350 shares of Class A common stock and 2,632,688 shares of Class B common stock in connection with the combination of our operations under Texas Roadhouse, Inc. and our initial public offering and 73,990 shares of Class A common stock issued upon the exercise of stock options after October 8, 2004.

        The selected consolidated financial data as of and for the years 2000 through 2003 and from December 31, 2003 through October 8, 2004 were derived from our audited consolidated financial statements and present the consolidated operations of Texas Roadhouse Holdings LLC and its wholly-owned and majority-owned restaurants, Texas Roadhouse Development Corporation, Texas Roadhouse Management Corp., WKT Restaurant Corp., and nine franchise restaurants, all of which were entities under the common control of Mr. Taylor. Our historical results are not necessarily indicative of our results for any future period.

        The as adjusted balance sheet data as of March 29, 2005 give effect to our issuance and sale of 350,000 shares of Class A common stock and our use of net proceeds therefrom of $11.2 million as further described under "Use of Proceeds." The as adjusted balance sheet data as of March 29, 2005 also give effect to option exercises related to 386,920 shares of Class A common stock to be sold in this offering and our receipt of approximately $1.2 million in payment of the exercise price for these options.

	Fiscal Year			13 Weeks Ended
				(Unaudited)
	2002	2003	2004	2004 YTD	2005 YTD
	(in thousands, except per share data)
Consolidated Statements of Income:
Revenue:
Restaurant sales	$226,756	$279,519	$354,190	$81,893	$108,607
Franchise royalties and fees	6,080	6,934	8,821	2,005	2,460

Total revenue	232,836	286,453	363,011	83,898	111,067
Income from operations(1)	26,312	34,258	38,682	10,679	13,777
Interest expense (income), net	4,212	4,350	4,654	1,027	(43)
Minority interest	5,168	6,704	5,278	1,959	27
Equity income (loss) from investments in unconsolidated affiliates	21	(61)	110	44	52

Income before taxes	$16,953	$23,143	$28,860	$7,737	$13,845
Provision for income taxes	—	—	7,159	—	4,887

Net income	$16,953	$23,143	$21,701	$7,737	$8,958

Pro forma data (unaudited):
Historical income	$16,953	$23,143	$21,701	$7,737
Pro forma provision for income taxes(2)	6,041	8,379	7,869	2,731

Net income adjusted for pro forma provision for income taxes	$10,912	$14,764	$13,832	$5,006

Net income, adjusted for pro forma provision for income taxes, per common share (2005 YTD actual, not adjusted)(2)(3):
Basic	$0.47	$0.63	$0.53	$0.21	$0.27

Diluted	$0.44	$0.60	$0.49	$0.19	$0.25

Pro forma (2005 YTD actual) weighted average shares outstanding:(3)
Basic	23,334	23,440	25,945	23,727	33,674

Diluted	24,688	24,772	28,257	25,735	36,350

	As of March 29, 2005
	(Unaudited)
	Historical	As adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Total assets	$280,832	$289,268
Long-term debt, net of current maturities	12,579	8,579
Obligations under capital leases, net of current maturities	735	735
Total liabilities	96,980	92,980
Minority interest	704	704
Total stockholders' equity	$183,148	$195,584

	Fiscal Year			13 Weeks Ended
				(Unaudited)
	2002	2003	2004	2004 YTD	2005 YTD
	(in thousands, except per share data)
Selected Operating Data:
Company restaurants:
Number open at end of period	77	87	107	89	111
Average unit volumes (4)	$3,270	$3,401	$3,679	$930	$993
Comparable restaurant sales growth (5)	3.7%	3.4%	7.6%	10.4%	6.7%

(1)
For the year ended December 28, 2004, we recorded a $1.3 million ($0.9 million after tax) cumulative charge to correct our lease accounting practices, a $1.7 million ($1.1 million after tax) credit adjustment to our expected redemption value for deferred gift cards due to a change in estimate and a $1.0 million charge ($0.7 million after tax) for the write-off of loan fees related to the termination of our July 2003 credit facility. See notes 2, 7 and 21 to our consolidated financial statements for further discussion of these items.

(2)
The pro forma provision for income taxes gives effect to our reorganization as a "C" corporation. The adjustment is based upon the information shown in the table below. The combined state tax rate is our estimate of the average state tax rate we would have incurred based on the mix and volume of business we do in the states and the relevant apportionment factors for those states. The combined federal and state tax rates shown below give effect to the deductibility of state taxes at the federal level and to tip tax credits.

	Pro Forma
	2002	2003	2004	2004 YTD
Effective federal tax rate	32.1%	32.5%	31.6%	32.0%
Combined state tax rate	3.5%	3.7%	3.3%	3.3%
Combined effective federal and state tax rate	35.6%	36.2%	34.9%	35.3%

Upon becoming a "C" corporation, we recorded a cumulative net deferred tax liability and corresponding charge to our income tax provision of approximately $5.0 million which has been recorded in the 2004 provision for income taxes and is not reflected in the pro forma information.

(3)
The pro forma share and net income per share data for all periods presented include the historical weighted average shares outstanding of Texas Roadhouse Holdings LLC and also give effect to the issuance of shares of Class A and Class B common stock issued to Mr. Taylor for his majority interest in Texas Roadhouse Development Corporation (1,754,531 Class A shares), for WKT Restaurant Corp. (2,632,688 Class B shares) and for his interests in nine controlled franchise restaurants. The number of shares issued to Mr. Taylor for his interest in Texas Roadhouse Development Corporation and WKT Restaurant Corp. was calculated so as to be neither accretive nor dilutive to earnings per share and are the same for all periods presented. The number of shares issued to Mr. Taylor for his interest in the nine controlled franchise restaurants was determined using the acquisition formulas stated in the corresponding operating, partnership or franchise agreements and varies during the periods presented due to changes in measurement period and the relative proportion of such entities' contribution toward total net income of the combined operations. The following table sets forth the calculation of pro forma (2005 YTD actual) weighted average shares outstanding (in thousands):

				13 Weeks Ended
				(Unaudited)
	2002	2003	2004	2004 YTD	2005 YTD
Net income adjusted for pro forma income taxes (2005 YTD actual, not adjusted)	$10,912	$14,764	$13,832	$5,006	$8,958

Basic EPS:
Weighted-average common shares outstanding	23,334	23,440	25,945	23,727	33,674

Basic EPS	$0.47	$0.63	$0.53	$0.21	$0.27

Diluted EPS:
Weighted-average common shares outstanding	23,334	23,440	25,945	23,727	33,674
Dilutive effect of stock options	1,354	1,332	2,312	2,008	2,676

Shares-diluted	24,688	24,772	28,257	25,735	36,350

Diluted EPS	$0.44	$0.60	$0.49	$0.19	$0.25

(4)
Average unit volume represents the average annual restaurant sales for all company restaurants open for a full six months before the beginning of the period measured.

(5)
Comparable restaurant sales growth reflects the change in year-over-year sales for the comparable restaurant base. We define the comparable restaurant base to include those restaurants open for a full eighteen months before the beginning of the later fiscal period.

RISK FACTORS

        An investment in our Class A common stock involves a high degree of risk. You should carefully read and consider the risks described below before deciding to invest in our Class A common stock. If any of the following risks actually occurs, our business, financial condition, results of operation or cash flows could be materially harmed. In any such case, the trading price of our Class A common stock could decline and you could lose all or part of your investment. When determining whether to buy our Class A common stock, you should also refer to the other information in this prospectus, including our consolidated financial statements and the related notes.

Risks Related to Our Business

If we fail to manage our growth effectively, it could harm our business.

        Failure to manage our growth effectively could harm our business. We have grown significantly since our inception and intend to grow substantially in the future. Our existing restaurant management systems, financial and management controls and information systems may not be adequate to support our planned expansion. Our ability to manage our growth effectively will require us to continue to enhance these systems, procedures and controls and to locate, hire, train and retain management and operating personnel. We cannot assure you that we will be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and on our existing infrastructure. If we are unable to manage our growth effectively, our business and operating results could be materially adversely impacted.

You should not rely on past increases in our average unit volumes or our comparable restaurant sales as an indication of our future results of operations because they may fluctuate significantly.

        A number of factors have historically affected, and will continue to affect, our average unit volumes and comparable restaurant sales, including, among other factors:

  •
  our ability to execute our business strategy effectively;

  •
  unusually strong initial sales performance by new restaurants;

  •
  competition;

  •
  consumer trends;

  •
  introduction of new menu items; and

  •
  general regional and national economic conditions.

        Our average unit volumes and comparable restaurant sales may not increase at rates achieved over the past several years. Changes in our average unit volumes and comparable restaurant sales could cause the price of our Class A common stock to fluctuate substantially.

Our growth strategy, which primarily depends on our ability to open new restaurants that are profitable, is subject to many factors, some of which are beyond our control.

        Our objective is to grow our business and increase shareholder value by (1) expanding our base of company restaurants (and, to a lesser extent, franchise restaurants) that are profitable and (2) increasing sales and profits at existing restaurants. While both these methods of achieving our objective are important to us, historically the most significant means of achieving our objective has been through opening new restaurants and operating these restaurants on a profitable basis. We expect this to continue to be the case in the future.

        We cannot assure you that we will be able to open new restaurants in accordance with our expansion plans. We have experienced delays in opening some of our restaurants in the past and may experience delays in the future. Delays or failures in opening new restaurants could materially adversely affect our growth strategy. One of our biggest challenges in executing our growth strategy is locating and securing an adequate supply of suitable new restaurant sites. Competition for suitable restaurant sites in our target markets is intense and we cannot assure you that we will be able to find sufficient suitable locations, or suitable purchase or lease terms, for our planned expansion in any future period. Our ability to open new restaurants will also depend on numerous other factors, some of which are beyond our control, including, but not limited to, the following:

  •
  our ability to hire, train and retain qualified operating personnel, especially market partners and managing partners;

  •
  the availability of construction materials and labor;

  •
  our ability to control construction and development costs of new restaurants;

  •
  our ability to secure required governmental approvals and permits in a timely manner, or at all;

  •
  our ability to secure liquor licenses;

  •
  the cost and availability of capital to fund construction costs and pre-opening expenses; and

  •
  weather and acts of God.

        Once opened, we anticipate that our new restaurants will generally take several months to reach planned operating levels due to start-up inefficiencies typically associated with new restaurants. We cannot assure you that any restaurant we open will be profitable or obtain operating results similar to those of our existing restaurants. Our ability to operate new restaurants profitably will depend on numerous factors, some of which are beyond our control, including, but not limited to, the following:

  •
  competition;

  •
  consumer acceptance of our restaurants in new markets;

  •
  the ability of the market partner and the managing partner to execute our business strategy at the new restaurant;

  •
  general regional and national economic conditions;

  •
  changes in government regulation; and

  •
  road construction and other factors limiting access to the restaurant.

Our failure to successfully open new restaurants that are profitable in accordance with our growth strategy could harm our business and future prospects.

Our franchisees could take actions that could harm our business.

        Our franchisees are contractually obligated to operate their restaurants in accordance with Texas Roadhouse standards. We also provide training and support to franchisees. However, franchisees are independent third parties that we do not control, and the franchisees own, operate and oversee the daily operations of their restaurants. As a result, the ultimate success and quality of any franchise restaurant rests with the franchisee. If franchisees do not successfully operate restaurants in a manner consistent with our standards, the Texas Roadhouse image and reputation could be harmed, which in turn could adversely affect our business and operating results.

Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to a number of factors, some of which are beyond our control, resulting in a decline in our stock price.

        Our quarterly operating results may fluctuate significantly because of several factors, including:

  •
  the timing of new restaurant openings and related expenses;

  •
  restaurant operating costs for our newly-opened restaurants, which are often materially greater during the first several months of operation than thereafter;

  •
  labor availability and costs for hourly and management personnel;

  •
  profitability of our restaurants, especially in new markets;

  •
  changes in interest rates;

  •
  increases and decreases in average unit volumes and comparable restaurant sales;

  •
  impairment of long-lived assets, including goodwill, and any loss on restaurant closures;

  •
  general economic conditions, both nationally and locally;

  •
  negative publicity relating to the consumption of beef or other products we serve;

  •
  changes in consumer preferences and competitive conditions;

  •
  expansion to new markets;

  •
  increases in infrastructure costs; and

  •
  fluctuations in commodity prices.

        Our business is also subject to minor seasonal fluctuations. Historically, sales in most of our restaurants have been higher during the winter and summer months of each year. As a result, our quarterly operating results and comparable restaurant sales may fluctuate as a result of seasonality. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year and comparable restaurant sales for any particular future period may decrease. In the future, operating results may fall below the expectations of securities analysts and investors. In that event, the price of our Class A common stock would likely decrease.

If we lose the services of any of our key management personnel, our business could suffer.

        Our future success significantly depends on the continued services and performance of our key management personnel, particularly G. J. Hart, our president and chief executive officer; Scott M. Colosi, our chief financial officer; Steven L. Ortiz, our chief operating officer; and W. Kent Taylor, our founder and chairman. Our future performance will depend on our ability to motivate and retain these and other key officers and managers, particularly market partners and managing partners. Competition for these employees is intense. The loss of the services of members of our senior management or other key officers or managers or the inability to attract additional qualified personnel as needed could materially harm our business.

Our failure or inability to enforce our trademarks or other proprietary rights could adversely affect our competitive position or the value of our brand.

        We own certain common law trademark rights and a number of federal and international trademark and service mark registrations, including the Texas Roadhouse® name and logo, and proprietary rights relating to certain of our core menu offerings. We believe that our trademarks and other proprietary rights are important to our success and our competitive position. We, therefore, devote appropriate resources to the protection of our trademarks and proprietary rights. The protective actions that we take, however, may not be enough to prevent unauthorized usage or imitation by others, which could harm our image, brand or competitive position and, if we commence litigation to enforce our rights, cause us to incur significant legal fees.

        We are not aware of any assertions that our trademarks or menu offerings infringe upon the proprietary rights of third parties, but we cannot assure you that third parties will not claim infringement by us in the future. Any such claim, whether or not it has merit, could be time-consuming, result in costly litigation, cause delays in introducing new menu items in the future or require us to enter into royalty or licensing agreements. As a result, any such claim could have a material adverse effect on our business, results of operations and financial condition.

We may need additional capital in the future and it may not be available on acceptable terms.

        The development of our business may require significant additional capital in the future to, among other things, fund our operations and growth strategy. We have historically relied upon bank financing and private sales of equity interests in certain restaurants to fund our operations. Going forward, we will continue to rely on bank financing and also expect to access the debt and equity capital markets. There can be no assurance, however, that these sources of financing will be available on terms favorable to us, or at all. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance, investor sentiment and our ability to incur additional debt in compliance with agreements governing our outstanding debt. These factors may make the timing, amount, terms and conditions of additional financings unattractive to us. If we are unable to raise additional capital, our growth could be impeded.

Our existing credit facility limits our ability to incur additional debt.

        Our credit facility prohibits us from incurring additional debt outside the facility except for equipment financing up to $3 million, unsecured debt up to $500,000 and up to $20 million of debt incurred by majority-owned companies formed to own new restaurants. Additionally, the lenders' obligation to extend credit under the facility depends on our maintaining certain financial covenants, including a minimum consolidated fixed charge coverage ratio of 1.50 to 1.00 and a maximum consolidated leverage ratio of 3.00 to 1.00. If we are unable to maintain these ratios, we would be unable to obtain additional financing under this facility.

        We have also entered into other loan agreements with other lenders to finance various restaurants which impose financial covenants. Our loan agreement for our Mesquite, Texas restaurant requires us to maintain a minimum consolidated fixed charge coverage ratio of 1.20 to 1.00. Our loan agreement with another lender for our Pasadena, Texas restaurant also requires a minimum consolidated fixed charge coverage ratio of 1.20 to 1.00. Our loan agreement with a third lender for our New Philadelphia, Ohio restaurant requires a minimum fixed charge coverage ratio of 1.30 to 1.00. Finally, we have multiple loan agreements with a fourth lender for our restaurants located in Peoria, Arizona, Charlotte, North Carolina, and Wilmington, North Carolina, each of which imposes a covenant to maintain a debt coverage ratio of 1.20 to 1.00. A default under these loan agreements could result in a default under our existing credit facility, which in turn would limit our ability to secure additional funds under that facility. We are currently in compliance with all of our lenders' covenants. None of our other long-term loan agreements imposes financial covenants or otherwise limits our ability to borrow.

The acquisition of existing restaurants from our franchisees and licensees may have unanticipated consequences that could harm our business and our financial condition.

        We have previously announced our intention to selectively acquire existing restaurants from our franchisees or licensees. To do so, we will need to identify suitable acquisition candidates, negotiate acceptable acquisition terms if not already addressed in the franchise agreement, and obtain appropriate financing. Any acquisition that we pursue, whether or not successfully completed, may involve risks, including:

  •
  material adverse effects on our operating results, particularly in the fiscal quarters immediately following the acquisition as the acquired restaurants are integrated into our operations;

  •
  risks associated with entering into markets or conducting operations where we have no or limited prior experience; and

  •
  the diversion of management's attention from other business concerns.

        Future acquisitions of existing restaurants from our franchisees or licensees, which may be accomplished through a cash purchase transaction, the issuance of shares of our Class A common stock or a combination of both, could have a dilutive impact on holders of our Class A common stock, and result in the incurrence of debt and contingent liabilities and impairment charges related to goodwill and other intangible assets, any of which could harm our business and financial condition. In our press release announcing our first quarter 2005 earnings, we announced our intention to acquire seven to 11 franchise restaurants. We expect these acquisitions to be completed during the fourth quarter of 2005 at the earliest. We currently anticipate that any acquisitions in 2005 will be accomplished using shares of Class A common stock.

Approximately 22% of our company restaurants are located in Texas and, as a result, we are sensitive to economic and other trends and developments in that state.

        As of March 29, 2005, we operated a total of 24 company restaurants in Texas. As a result, we are particularly susceptible to adverse trends and economic conditions in this state, including its labor market. In addition, given our geographic concentration in this state, negative publicity regarding any of our restaurants in Texas could have a material adverse effect on our business and operations, as could other occurrences in Texas such as local strikes, energy shortages or increases in energy prices, droughts, earthquakes, fires or other natural disasters.

Our expansion into new markets may present increased risks due to our unfamiliarity with the area.

        Some of our new restaurants will be located in areas where we have little or no meaningful experience. Those markets may have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets, which may cause our new restaurants to be less successful than restaurants in our existing markets. An additional risk of expanding into new markets is the lack of market awareness of the Texas Roadhouse® brand. Restaurants opened in new markets may open at lower average weekly sales volumes than restaurants opened in existing markets, and may have higher restaurant-level operating expense ratios than in existing markets. Sales at restaurants opened in new markets may take longer to reach average unit volumes, if at all, thereby affecting our overall profitability.

Risks Relating to the Food Service Industry

Our business is affected by changes in consumer preferences and discretionary spending.

        Our success depends, in part, upon the popularity of our food products. Shifts in consumer preferences away from our restaurants or cuisine, particularly beef, would harm our business. Also, our success depends to a significant extent on discretionary consumer spending, which is influenced by general economic conditions and the availability of discretionary income. Accordingly, we may experience declines in sales during economic downturns or during periods of uncertainty like that which followed the terrorist attacks on the United States on September 11, 2001. Any material decline in the amount of discretionary spending could have a material adverse effect on our sales, results of operations, business and financial condition.

Our success depends on our ability to compete with many food service businesses.

        The restaurant industry is intensely competitive and we compete with many well-established food service companies on the basis of taste, quality and price of products offered, guest service, atmosphere, location and overall guest experience. Our competitors include a large and diverse group of restaurant chains and individual restaurants that range from independent local operators that have opened restaurants in various markets to well-capitalized national restaurant companies. Many of our competitors or potential competitors have substantially greater financial and other resources than we do, which may allow them to react to changes in pricing, marketing and the casual dining restaurant industry better than we can. As our competitors expand their operations, we expect competition to intensify. We also compete with other restaurant chains and other retail businesses for quality site locations and hourly employees.

Changes in food and supply costs could adversely affect our results of operations.

        Our profitability depends in part on our ability to anticipate and react to changes in food and supply costs. Any increase in food prices, particularly proteins, could adversely affect our operating results. In addition, we are susceptible to increases in food costs as a result of factors beyond our control, such as weather conditions, food safety concerns, product recalls and government regulations. We cannot predict whether we will be able to anticipate and react to changing food costs by adjusting our purchasing practices and menu prices, and a failure to do so could adversely affect our operating results. In addition, because we provide a moderately priced product, we may not seek to or be able to pass along price increases to our guests.

        We currently purchase most of our beef from one of the largest beef suppliers in the country. If this vendor were unable to fulfill its obligations under its contracts, we could encounter supply shortages and incur higher costs to secure adequate supplies, either of which would harm our business.

The food service industry is affected by litigation and publicity concerning food quality, health and other issues, which can cause guests to avoid our restaurants and result in significant liabilities or litigation costs.

        Food service businesses can be adversely affected by litigation and complaints from guests or government authorities resulting from food quality, illness, injury or other health concerns or operating issues stemming from one restaurant or a limited number of restaurants. Adverse publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging guests from eating at our restaurants. We could also incur significant liabilities if a lawsuit or claim results in a decision against us or litigation costs regardless of the result.

        In June 2004, we voluntarily closed our Fort Collins, Colorado restaurant for two days while local health officials investigated reports from more than 200 customers and employees that had become ill with flu-like symptoms after spending time in the restaurant on one Saturday. None of the persons interviewed was hospitalized. We understand that investigators for the local health authorities have concluded that the illnesses were caused by a norovirus. This is a common virus that is rapidly transmitted by person-to-person contact in enclosed spaces such as restaurants, nursing homes and hospitals, schools and day care centers and vacation settings including cruise ships. According to the Centers for Disease Control, an estimated 23 million cases of acute gastroenteritis annually are due to norovirus infection. Local health department officials were unable to determine the cause of the norovirus outbreak in our restaurant. To date, the incident has not had an adverse impact on any of our restaurants other than the one where it occurred, and no lawsuits or other proceedings have been initiated as a result of the incident. Continued adverse publicity or legal proceedings arising from the incident could harm our business.

Health concerns relating to the consumption of beef or other food products could affect consumer preferences and could negatively impact our results of operations.

        Like other restaurant chains, consumer preferences could be affected by health concerns about the consumption of beef, the key ingredient in many of our menu items, or negative publicity concerning food quality, illness and injury generally. In recent years there has been negative publicity concerning e-coli, hepatitis A, "mad cow" and "foot-and-mouth" disease. This negative publicity, as well as any other negative publicity concerning food products we serve, may adversely affect demand for our food and could result in a decrease in guest traffic to our restaurants. If we react to the negative publicity by changing our concept or our menu, we may lose guests who do not prefer the new concept or menu, and may not be able to attract sufficient new guests to produce the revenue needed to make our restaurants profitable. In addition, we may have different or additional competitors for our intended guests as a result of a change in our concept and may not be able to compete successfully against those competitors. A decrease in guest traffic to our restaurants as a result of these health concerns or negative publicity or as a result of a change in our menu or concept could materially harm our business.

Our business could be adversely affected by increased labor costs or labor shortages.

        Labor is a primary component in the cost of operating our business. We devote significant resources to recruiting and training our managers and hourly employees. Increased labor costs due to competition, increased minimum wage or employee benefits costs or otherwise, would adversely impact our operating expenses. In addition, our success depends on our ability to attract, motivate and retain qualified employees, including restaurant managers and staff, to keep pace with our growth strategy. If we are unable to do so, our results of operations may be adversely affected.

We may not be able to obtain and maintain licenses and permits necessary to operate our restaurants and compliance with laws could adversely affect our operating results.

        The restaurant industry is subject to various federal, state and local government regulations, including those relating to the sale of food and alcoholic beverages. Such regulations are subject to change from time to time. The failure to obtain and maintain these licenses, permits and approvals, including liquor licenses, could adversely affect our operating results. Difficulties or failure to obtain the required licenses and approvals could delay or result in our decision to cancel the opening of new restaurants. Local authorities may revoke, suspend or deny renewal of our liquor licenses if they determine that our conduct violates applicable regulations.

        In addition to our having to comply with these licensing requirements, various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, unemployment tax rates, workers' compensation rates, citizenship requirements and sales taxes. A number of factors could adversely affect our operating results, including:

  •
  additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits;

  •
  increased tax reporting and tax payment requirements for employees who receive gratuities;

  •
  a reduction in the number of states that allow gratuities to be credited toward minimum wage requirements; and

  •
  increased employee litigation including claims relating to the Fair Labor Standards Act.

        The federal Americans with Disabilities Act prohibits discrimination on the basis of disability in public accommodations and employment. Although our restaurants are designed to be accessible to the disabled, we could be required to make modifications to our restaurants to provide service to, or make reasonable accommodations for disabled persons.

Complaints or litigation may hurt us.

        Occasionally, our guests file complaints or lawsuits against us alleging that we are responsible for some illness or injury they suffered at or after a visit to our restaurants, or that we have problems with food quality or operations. We are also subject to a variety of other claims arising in the ordinary course of our business, including personal injury claims, contract claims, claims from franchisees and claims alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters, or we could become subject to class action lawsuits related to these matters in the future. The restaurant industry has also been subject to a growing number of claims that the menus and actions of restaurant chains have led to the obesity of certain of their guests. In addition, we are subject to "dram shop" statutes. These statutes generally allow a person injured by an intoxicated person to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Recent litigation against restaurant chains has resulted in significant judgments, including punitive damages, under dram shop statutes. Because a plaintiff may seek punitive damages, which may not be covered by insurance, this type of action could have an adverse impact on our financial condition and results of operations. Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and money away from our operations and hurt our performance. A judgment significantly in excess of our insurance coverage for any claims could materially adversely affect our financial condition or results of operations. Further, adverse publicity resulting from these allegations may materially adversely affect us and our restaurants.

Our current insurance may not provide adequate levels of coverage against claims.

        We currently maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure, such as losses due to natural disasters or acts of terrorism. Such damages could have a material adverse effect on our business and results of operations. In addition, we self-insure a significant portion of expected losses under our workers compensation, general liability and property insurance programs. Unanticipated changes in the actuarial assumptions and management estimates underlying our reserves for these losses could result in materially different amounts of expense under these programs, which could have a material adverse effect on our financial condition and results of operations.

Risks Related to This Offering

Provisions in our charter documents and Delaware law may delay or prevent our acquisition by a third party.

        Our certificate of incorporation and by-laws contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of our Board of Directors. These provisions include, among other things, elimination of stockholder action by written consent, advance notice for raising business or making nominations at meetings and "blank check" preferred stock. Blank check preferred stock enables our Board of Directors, without approval of the Class A shareholders, to designate and issue additional series of preferred stock with such dividend, liquidation, conversion, voting or other rights, including the right to issue convertible securities with no limitations on conversion as our Board of Directors may determine. The issuance of blank check preferred stock may adversely affect the voting and other rights of the holders of our common stock as our Board of

Directors may designate and issue preferred stock with terms that are senior to our common stock. These provisions may make it more difficult or expensive for a third party to acquire a majority of our outstanding common stock. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their Class A common stock. See "Description of Capital Stock."

        The Delaware General Corporation Law prohibits us from engaging in "business combinations" with "interested shareholders" (with some exceptions) unless such transaction is approved in a prescribed manner. The existence of this provision could have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors, including discouraging attempts that might result in a premium over the market price for our common stock.

There may be an adverse effect on the value of our Class A common stock due to the disparate voting rights of our Class A common stock and our Class B common stock.

        The holders of our Class A common stock and Class B common stock generally have identical rights except that (1) on all matters to be voted on by stockholders, holders of our Class A common stock are entitled to one vote per share while holders of our Class B common stock are entitled to ten votes per share, and (2) holders of our Class A common stock are not entitled to vote on any alteration of the powers, preferences or special rights of the Class B common stock that would not adversely affect the holders of our Class A common stock. The difference in the voting rights of our Class A common stock and Class B common stock could adversely affect the value of the Class A common stock to the extent that any investor or potential future purchaser of our Class A common stock ascribes value to the superior voting rights of our Class B common stock. See "Description of Capital Stock" for a description of our common stock and rights associated with it.

The sale of a substantial number of shares of our common stock into the public market could depress our stock price.

        As of May 31, 2005, after giving effect to this offering (and 386,920 shares to be issued upon option exercises related to shares to be sold in this offering), we would have had 32,011,130 shares of Class A common stock outstanding. Additionally, there are 2,632,688 shares of Class B common stock outstanding, which may be converted into shares of Class A common stock. Of these shares, 14,075,355 shares of Class A common stock, which includes all of the 3,180,826 shares sold in this offering, as well as the shares sold in our initial public offering, will be freely tradable without restriction or further registration under the Securities Act of 1933, unless such shares have been purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining 20,568,463 shares of Class A and Class B common stock, which were issued in connection with our corporate reorganization on October 8, 2004, are "restricted securities" as that term is defined in Rule 144 under the Securities Act, described below. Of these remaining "restricted securities":

  •
  the holding period for 2,810,813 shares commenced more than one year prior to the date of this prospectus and may be publicly sold at any time, subject to the volume and other restrictions under Rule 144 described above; however, all of these shares are held by Mr. Taylor and are subject to a lock-up agreement, described below, for a period of 90 days following the date of this prospectus; and

  •
  the holding period for 17,757,650 shares commenced on October 8, 2004, and accordingly, such shares would not be available for sale in the public markets pursuant to Rule 144 until October 8, 2005. Of these shares, 10,009,650 shares are held by non-affiliates, which means that following the end of the Rule 144(k) two-year holding period on October 7, 2006, such shares would be freely tradeable in the public markets without being subject to the volume limitations and other restrictions under Rule 144.

        In addition we, our executive officers and directors and the selling stockholders in this offering have agreed not to issue, sell, transfer or otherwise dispose of any shares of our common stock for a period of 90 days after the date of this prospectus. These lock-up agreements are subject to a number of exceptions and holders may be released from these agreements without prior notice at the discretion of Banc of America Securities LLC and Wachovia Capital Markets, LLC. See "Shares Eligible For Future Sale."

        Sales of substantial amounts of Class A common stock in the public market, or the perception that these sales may occur, could adversely affect the prevailing market price of our Class A common stock and our ability to raise capital through a public offering of our equity securities. See "Shares Eligible for Future Sale" which describes the circumstances under which restricted shares or shares held by affiliates may be sold in the public market.

Our founder and chairman controls our company and this control could inhibit potential changes of control.

        Following this offering, our founder and chairman, W. Kent Taylor, will beneficially own all of our outstanding shares of Class B common stock and 7,228,696 shares of Class A common stock, representing approximately 57.5% of our voting power. As a result, Mr. Taylor has the ability to control our management and affairs and the outcome of all matters requiring stockholder approval, including the election and removal of our entire Board of Directors, any merger, consolidation or sale of all or substantially all of our assets. The Class B common stock has ten votes per share, while Class A common stock, which is the stock we are offering in this prospectus, has one vote per share. While this dual-class structure is in effect, W. Kent Taylor is able to control all matters submitted to our stockholders even if in the future he were to own significantly less than 50% of the equity of our company. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that may otherwise be beneficial to our businesses. As a result, the market price of Class A common stock could be adversely affected.

Our founder and chairman controls our company and his interests may differ from your interests.

        As a result of W. Kent Taylor's controlling interest in our Company as described above, Mr. Taylor is able to exercise a controlling influence over our business and affairs and to unilaterally determine the outcome of any matter submitted to a vote of our stockholders. Mr. Taylor's interests in our company may differ from the interests of our other stockholders, and Mr. Taylor could take actions or make decisions that are not in your best interests.

We have no plans to pay cash dividends.

        We do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. See "Dividend Policy."

As a holding company, we depend on distributions from our subsidiaries.

        We hold our restaurants and our other operating assets through wholly-owned subsidiaries. Because of our holding company structure, we depend upon distributions from our subsidiaries to meet our obligations. Our subsidiaries may pay distributions to Texas Roadhouse, Inc. only as long as those distributions would not cause the subsidiary's liabilities to exceed its assets or render the subsidiary unable to pay its obligations as they become due in the ordinary course of business. Restrictions on our ability to access operating cash flow from our operating subsidiaries could restrict our growth and make it more difficult to execute our business strategy.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains statements about future events and expectations that constitute forward-looking statements. Forward-looking statements are based on our beliefs, assumptions and expectations of our future financial and operating performance and growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the expectations of future results we express or imply in any forward-looking statements. In addition to the other factors discussed under "Risk Factors" elsewhere in this prospectus, factors that could contribute to these differences include, but are not limited to:

  •
  our ability to raise capital in the future;

  •
  our ability to successfully execute our growth strategy;

  •
  our ability to successfully open new restaurants or acquire franchise restaurants;

  •
  the continued service of key management personnel;

  •
  health concerns about our food products;

  •
  our ability to attract, motivate and retain qualified employees;

  •
  the impact of federal, state or local government regulations relating to our employees or the sale of food and alcoholic beverages;

  •
  the impact of litigation;

  •
  the cost of our principal food products;

  •
  labor shortages or increased labor costs;

  •
  changes in consumer preferences and demographic trends;

  •
  increasing competition in the casual dining segment of the restaurant industry;

  •
  our ability to successfully expand into new markets;

  •
  the rate of growth of general and administrative expenses associated with building a strengthened corporate infrastructure to support our growth initiatives;

  •
  negative publicity regarding food safety and health concerns;

  •
  our franchisees' adherence to our practices, policies and procedures;

  •
  potential fluctuation in our quarterly operating results due to seasonality and other factors;

  •
  supply and delivery shortages or interruptions;

  •
  inadequate protection of our intellectual property;

  •
  volatility of actuarially determined insurance losses and loss estimates;

  •
  adoption of new, or changes in existing, accounting policies and practices;

  •
  adverse weather conditions which impact guest traffic at our restaurants; and

  •
  adverse economic conditions.

        The words "believe," "may," "should," "anticipate," "estimate," "expect," "intend," "objective," "seek," "plan," "strive" or similar words, or the negatives of these words, identify forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors.

        Other risks, uncertainties and factors, including those discussed under "Risk Factors," could cause our actual results to differ materially from those projected in any forward-looking statements we make.

        We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

        The net proceeds from our sale of 350,000 shares of Class A common stock in this offering, after deducting underwriting discounts, commissions and other estimated offering expenses payable by us, will be approximately $11.2 million. We will not receive any proceeds from the sale of shares of Class A common stock offered by any selling stockholder. We intend to use the net proceeds to repay all of our approximately $4.0 million outstanding borrowings under our credit facility, including accrued interest thereon. The borrowings bore interest at 3.47% at March 29, 2005, and were used for working capital. The credit facility has a maturity date of October 2009. We intend to use the remaining net proceeds to fund the development of new restaurants and for general corporate purposes. We will also receive approximately $1.2 million upon option exercises related to 386,920 shares to be sold in this offering.

DIVIDEND POLICY

        We intend to retain our future earnings, if any, to finance the future development and operation of our business. Accordingly, we do not anticipate paying any dividends on our common stock in the foreseeable future. Any future changes in our dividend policy will be made at the discretion of our Board of Directors and will depend on then existing conditions, including our financial condition, results of operations, applicable covenants under our credit facility and other contractual restrictions, capital requirements, business prospects and other factors our Board of Directors may deem relevant.

CAPITALIZATION

        The following table sets forth our capitalization as of March 29, 2005:

  •
  on a historical basis; and

  •
  on an as adjusted basis after giving effect to our issuance and sale of 350,000 shares of Class A common stock in this offering and the application of the net proceeds from this offering, as described under "Use of Proceeds," as well as option exercises related to 386,920 shares to be sold in this offering and our receipt of approximately $1.2 million in payment of the exercise price for these options.

        You should read this table in conjunction with the sections of this prospectus captioned "Use of Proceeds," "Selected Historical and Pro Forma Consolidated Financial and Operating Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 29, 2005
	Unaudited
	Historical	As Adjusted
	(in thousands)
Cash and cash equivalents	$41,971	$50,407

Debt and capital leases outstanding:
Current maturities of long-term debt	551	551
Current maturities of obligations under capital leases	198	198
Long-term debt, excluding current maturities	12,579	8,579
Obligations under capital leases, excluding current maturities	735	735

Total debt and capital leases outstanding	14,063	10,063

Deferred tax liability, net	5,909	5,909
Minority interest	704	704
Stockholders' equity(1):
Preferred stock ($0.001 par value, 1,000,000 shares authorized; no shares outstanding or issued historical or as adjusted)	—	—
Class A common stock ($0.001 par value, 100,000,000 shares authorized; 31,122,302 shares outstanding, historical; 31,859,222 shares outstanding, as adjusted);	31	32
Class B common stock ($0.001 par value, 8,000,000 shares authorized; 2,632,688 shares outstanding, historical and as adjusted);	3	3
Additional paid-in capital	174,722	187,157
Retained earnings	8,374	8,374
Accumulated other comprehensive gain	18	18

Total stockholders' equity	183,148	195,584

Total capitalization	$203,824	$212,260

(1)
On a historical basis excludes 4,439,415 shares of Class A common stock issuable on the exercise of stock options outstanding as of March 29, 2005, and on an as adjusted basis excludes 4,052,495 shares of Class A common stock issuable upon the exercise of stock options outstanding as of March 29, 2005 (after giving effect to option exercises related to 386,920 shares to be sold in this offering), and excludes any other option exercises after March 29, 2005. Options for 151,908 shares were exercised (with proceeds to us of approximately $734,000 in payment of the exercise price for these options), options for 184,431 shares were granted and options for 6,589 shares were cancelled from March 30, 2005 through May 31, 2005; however, this option activity is not reflected in the as adjusted data.

PRICE RANGE OF COMMON STOCK

        Our Class A common stock is traded on the Nasdaq National Market under the symbol TXRH. The Class A common stock has been quoted on the Nasdaq National Market since October 5, 2004. The quarterly high and low closing price of our Class A common stock for the quarterly period since October 5, 2004 were as follows:

	High	Low
Fourth Quarter 2004	$29.46	$20.38
First Quarter 2005	32.25	26.08
Second Quarter 2005 (through June 28, 2005)	35.10	25.68

        On June 28, 2005, the closing price of our Class A common stock was $35.10 and the number of holders of record of our Class A common stock was 248. The number of holders of record of our Class B common stock as of June 28, 2005 was one. There is no established trading market for our Class B common stock.

SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL AND OPERATING DATA

        You should read the data set forth below in conjunction with our consolidated financial statements and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and other financial information appearing elsewhere in this prospectus. We based the pro forma adjustments on available information and on assumptions that we believe are reasonable under the circumstances. The unaudited pro forma financial data do not purport to represent what our results of operations or financial position actually would have been if the transactions set forth below had occurred on the dates indicated or what our results of operations or financial position will be for future periods.

        We derived the selected consolidated financial data as of and for the year 2004 from our audited consolidated financial statements. The 2004 financial data give effect to the combination of our operations under Texas Roadhouse, Inc., a "C" corporation, and the closing of the Company's initial public offering, both of which occurred on October 8, 2004. The 2004 financial data also give effect to an income tax provision for the period after October 8, 2004 and include an adjustment to establish a deferred tax liability related to the $5.0 million excess of the reported amounts of the Company's assets and liabilities over the tax basis of those assets and liabilities at October 8, 2004.

        The balance sheet data as of December 28, 2004 give effect to the issuances of 30,854,350 shares of Class A common stock and 2,632,688 shares of Class B common stock in connection with the combination of our operations under Texas Roadhouse, Inc. and our initial public offering and 73,990 shares of Class A common stock issued upon the exercise of stock options after October 8, 2004.

        The selected consolidated financial data as of and for the years 2000 through 2003 and from December 31, 2003 through October 8, 2004 were derived from our audited consolidated financial statements and present the consolidated operations of Texas Roadhouse Holdings LLC and its wholly-owned and majority-owned restaurants, Texas Roadhouse Development Corporation, Texas Roadhouse Management Corp., WKT Restaurant Corp., and nine franchise restaurants, all of which were entities under the common control of Mr. Taylor. Our historical results are not necessarily indicative of our results for any future period.

	Fiscal Year					13 Weeks Ended
						(Unaudited)
	2000	2001	2002	2003	2004	2004 YTD	2005 YTD
	(in thousands, except per share data)
Consolidated Statements of Income:
Revenue:
Restaurant sales	$111,739	$154,359	$226,756	$279,519	$354,190	$81,893	$108,607
Franchise royalties and fees	4,027	5,553	6,080	6,934	8,821	2,005	2,460

Total revenue	115,766	159,912	232,836	286,453	363,011	83,898	111,067

Income from operations(1)	10,782	13,689	26,312	34,258	38,682	10,679	13,777
Income before taxes	5,758	7,291	16,953	23,143	28,860	7,737	13,845
Provision for income taxes(2)	—	—	—	—	7,159	—	4,887

Net income	$5,758	$7,291	$16,953	$23,143	$21,701	$7,737	$8,958

Pro forma data (unaudited):
Historical net income	$5,758	$7,291	$16,953	$23,143	$21,701	$7,737
Pro forma provision for income taxes(3)	1,891	2,559	6,041	8,379	7,869	2,731

Net income adjusted for pro forma provision for income taxes(2)	$3,867	$4,732	$10,912	$14,764	$13,832	$5,006

Net income, adjusted for pro forma provision for income taxes, per common share (2005 YTD actual, not adjusted)(3):
Basic	$0.16	$0.20	$0.47	$0.63	$0.53	$0.21	$0.27

Diluted	$0.16	$0.20	$0.44	$0.60	$0.49	$0.19	$0.25

Pro forma (2005 YTD actual) weighted average shares outstanding(4):
Basic	23,913	23,487	23,334	23,440	25,945	23,727	33,674

Diluted	24,277	24,143	24,688	24,772	28,257	25,735	36,350

Consolidated Balance Sheet Data:
Total assets	$70,064	$96,428	$128,527	$148,193	$276,663	$154,010	$280,832
Long-term debt, net of current maturities	22,046	35,092	59,094	56,254	12,760	56,773	12,579
Obligations under capital leases, net of current maturities	1,641	1,381	1,095	914	771	908	735
Total liabilities	54,692	75,238	95,690	104,606	102,753	106,090	96,980
Minority interest	3,150	4,655	5,850	5,685	699	5,737	704
Total stockholders' equity	12,222	16,535	26,987	37,902	173,211	42,183	183,148

						13 Weeks Ended
	Fiscal Year
						2004 YTD	2005 YTD
	2000	2001	2002	2003	2004
						(Unaudited)
	($ in thousands)
Selected Operating Data:
Company Restaurants:
Number open at end of period	44	56	77	87	107	89	111
Average unit volumes(5)	$3,312	$3,313	$3,270	$3,401	$3,679	$930	$993
Comparable restaurant sales growth(6)	9.4%	1.5%	3.7%	3.4%	7.6%	10.4%	6.7%

(1)
For the year ended December 28, 2004, we recorded a $1.3 million ($0.9 million after tax) cumulative charge to correct our lease accounting practices, a $1.7 million ($1.1 million after tax) credit adjustment to our expected redemption value for deferred gift cards due to a change in estimate and a $1.0 million charge ($0.7 million after tax) for the write-off of loan fees related to the termination of our July 2003 credit facility. See notes 2, 7 and 21 to our consolidated financial statements for further discussion of these items.

(2)
Until October 8, 2004, we operated as a limited liability company and were taxed as a partnership. Accordingly, we paid no significant income taxes on our own behalf and there is no provision for income taxes prior to October 8, 2004 in our consolidated financial statements.

Our results for the year ended December 28, 2004 include a cumulative net deferred income tax provision of $5.0 million. As a result of our conversion from a nontaxable limited liability company to a taxable "C" corporation as of our October 8, 2004 initial public offering, and in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes, we established the beginning balances in our deferred tax assets and liabilities. Our net deferred tax liabilities are comprised primarily of differences in depreciation which were previously expensed for income tax purposes, but had not yet been expensed for financial reporting purposes. Such amounts were required to be recognized through the income tax provision in the period of the change in our tax status.

Our effective tax rate is determined based on estimates of pre-tax income, permanent differences and credits, and will be reviewed quarterly to determine if actual results require modifying the effective tax rate. Our actual effective tax rate for October 8, 2004 through December 28, 2004 was 33.6%, excluding the $5.0 million deferred tax charge discussed above, comprised of a combined state tax rate of 3.4% and an effective federal rate of 30.2%.

(3)
The pro forma provision for income taxes gives effect to our reorganization as a "C" corporation. The adjustment is based upon the information shown in the table below. The combined state tax rate is our estimate of the average state tax rate we would have incurred based on the mix and volume of business we do in the states and the relevant apportionment factors for those states. The combined federal and state tax rates shown below give effect to the deductibility of state taxes at the federal level and tip tax credits from 2000 through October 7, 2004.

						13 Weeks Ended
	2000	2001	2002	2003	2004	2004 YTD
Effective federal tax rate	28.8%	31.0%	32.1%	32.5%	31.6%	32.0%
Combined state tax rate	4.0%	4.1%	3.5%	3.7%	3.3%	3.3%
Combined effective federal and state tax rate	32.8%	35.1%	35.6%	36.2%	34.9%	35.3%
(4)
The pro forma share and net income per share data for all periods presented include the historical weighted average shares outstanding of Texas Roadhouse Holdings LLC and also give effect to the issuance of shares of Class A and Class B common stock issued to Mr. Taylor for his majority interest in Texas Roadhouse Development Corporation (1,754,531 Class A shares), for WKT Restaurant Corp. (2,632,688 Class B shares) and for his interests in nine controlled franchise restaurants. The number of shares issued to Mr. Taylor for his interest in Texas Roadhouse Development Corporation and WKT Restaurant Corp. was calculated so as to be neither accretive nor dilutive to earnings per share and are the same for all periods presented. The number of shares issued to Mr. Taylor for his interest in the nine controlled franchise restaurants was determined using the acquisition formulas stated in the corresponding operating, partnership or franchise agreements and varies during the periods presented due to changes in measurement period and the relative proportion of such entities' contribution toward total net income of the combined operations. The following table sets forth the calculation of pro forma (2005 YTD actual) weighted average shares outstanding (in thousands):

	Fiscal Year					13 Weeks Ended
						(Unaudited)
	2000	2001	2002	2003	2004	2004 YTD	2005 YTD
Net income adjusted for pro forma income taxes (2005 YTD actual, not adjusted)	$3,867	$4,732	$10,912	$14,764	$13,832	$5,006	$8,958

Basic EPS:
Weighted-average common shares outstanding	23,913	23,487	23,334	23,440	25,945	23,727	33,674

Basic EPS	$0.16	$0.20	$0.47	$0.63	$0.53	$0.21	$0.27

Diluted EPS:
Weighted-average common shares outstanding	23,913	23,487	23,334	23,440	25,945	23,727	33,674
Dilutive effect of stock options	364	656	1,354	1,332	2,312	2,008	2,676

Shares-diluted	24,277	24,143	24,688	24,772	28,257	25,735	36,350

Diluted EPS	$0.16	$0.20	$0.44	$0.60	$0.49	$0.19	$0.25

(5)
Average unit volume represents the average annual restaurant sales for all company restaurants open for a full six months before the beginning of the period measured.

(6)
Comparable restaurant sales growth reflects the change in year-over-year sales for the comparable restaurant base. We define the comparable restaurant base to include those restaurants open for a full eighteen months before the beginning of the later fiscal period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our Company

        Texas Roadhouse is a growing, moderately priced, full-service restaurant chain. Our founder and chairman, W. Kent Taylor, started the business in 1993. Our mission statement is "Legendary Food, Legendary Service." Our operating strategy is designed to position each of our restaurants as the local hometown destination for a broad segment of consumers seeking high quality, affordable meals served with friendly, attentive service.

        The first Texas Roadhouse restaurant opened in Clarksville, Indiana in February 1993. As of March 29, 2005, we had opened 201 Texas Roadhouse restaurants. Of those, only three had closed, all of which were opened in 1994 before we developed our prototype restaurant and changed our site analysis and selection process. As of March 29, 2005, 198 Texas Roadhouse restaurants were operating in 36 states including:

  •
  111 "company restaurants," of which 108 were wholly-owned and three were majority-owned by us. The results of operations of company restaurants are included in our consolidated operating results. The portion of income attributable to minority interests in company restaurants that are not wholly-owned is reflected in the line item entitled "Minority interest" in our consolidated statements of income.

  •
  87 "franchise restaurants," of which 83 were franchise restaurants and four were license restaurants. We have a 10.0% ownership interest in two franchise restaurants, a 5.0% ownership interest in ten franchise restaurants, and a 1.0% ownership in one franchise restaurant. The income derived from our minority interests in these franchise restaurants is reported in the line item entitled "Equity income from investments in unconsolidated subsidiaries" in our consolidated statements of income. Additionally, we provide various management services to twelve franchise restaurants.

        We have contractual arrangements which grant us the right to acquire at pre-determined valuation formulas (i) the remaining equity interest in the three majority-owned company restaurants and (ii) 60 of the franchise restaurants.

Presentation of Financial and Operating Data

        We operated through 2001 on a fiscal year, which ended on the last Sunday in December. Beginning with fiscal year 2002, for operational reasons, we changed our fiscal year end to the last Tuesday in December. This change resulted in fiscal year 2002 consisting of 52 weeks and two days as compared to fiscal years 2003 and 2004, both of which were 52 weeks in length. The extra two days in 2002 were not significant to our results of operations. Our quarters are 13 weeks in length.

        Through the closing of our reorganization and initial public offering on October 8, 2004, we conducted the Texas Roadhouse restaurant business through:

  •
  Texas Roadhouse Holdings LLC and its wholly-owned and 22 majority-owned restaurants;

  •
  Texas Roadhouse Development Corporation, holding the rights to franchise Texas Roadhouse restaurants;

  •
  Texas Roadhouse Management Corp., providing management services to Texas Roadhouse Holdings LLC, Texas Roadhouse Development Corporation and certain license and franchise restaurants;

  •
  nine controlled franchise restaurants;

all of which were entities under the common control of W. Kent Taylor, our founder and chairman. Our consolidated historical financial statements and financial and operating data reflect the consolidated operations and financial position of Texas Roadhouse Holdings LLC and the above affiliated entities.

        Since the closing of our corporate reorganization and initial public offering on October 8, 2004, we conduct the Texas Roadhouse restaurant business under Texas Roadhouse, Inc.

Corporate Reorganization and Initial Public Offering

        In connection with the closing of our corporate reorganization and initial public offering on October 8, 2004, we:

  •
  Became a "C" corporation through the combination of our operations under a new holding company, Texas Roadhouse, Inc.;

  •
  Issued an aggregate of 21,183,785 shares of Class A common stock and 2,632,688 shares of Class B common stock in the combination of our operations under Texas Roadhouse, Inc.;

  •
  Issued an aggregate of 3,089,080 shares of Class A common stock to acquire the remaining equity interests in Texas Roadhouse Development Corporation and all 31 of our majority-owned company restaurants (including the remaining equity interests in the 9 controlled franchise restaurants), and all of the equity interests in one franchise restaurant;

  •
  Issued and sold 6,581,481 new shares of Class A common stock at $17.50 per share in our initial public offering, raising approximately $105.1 million after underwriting discounts and transactions costs;

  •
  Repaid $68.9 million of indebtedness on our then existing credit facility with the proceeds raised in the public offering; and

  •
  Recorded distributions payable of $31.2 million to the equity holders of Texas Roadhouse Holdings LLC in redemption of its preferred shares relating to its income for the periods prior to October 8, 2004.

        The corporate reorganization has impacted our financial position and results of operations as follows:

  •
  First, unlike Texas Roadhouse Holdings LLC, Texas Roadhouse, Inc., as a "C" corporation, is subject to state and federal income tax;

  •
  Second, upon becoming a "C" corporation, we recorded a cumulative net deferred tax liability and a corresponding charge to our provision for income taxes of approximately $5.0 million; and

  •
  Third, as a result of acquiring all of the remaining interests in our majority-owned or controlled restaurants at that time and Texas Roadhouse Development Corporation, all but three of our company restaurants are wholly-owned by us. The provision for the minority interest related to the acquired entities has been eliminated from our consolidated financial statements.

Long-Term Strategies to Grow Earnings Per Share

        Our long-term strategies with respect to increasing net income and earnings per share include the following:

        Expanding Our Restaurant Base.    We will continue to evaluate opportunities to develop Texas Roadhouse restaurants in existing and new markets. We will remain focused primarily on mid-sized markets where we believe there exists a significant demand for our restaurants because of population size, income levels and the presence of shopping and entertainment centers and a significant employment base. Restaurants that we owned and operated for the full 6 months before the beginning of 2004 generated average unit volumes of $3.7 million for 2004. Our average cash investment to develop and open a new restaurant, including the cost of land and pre-opening expenses, is $2.5 million to $3.5 million. Our ability to expand our restaurant base is influenced by factors beyond our control and therefore we may not be able to achieve our anticipated growth. See "Risk Factors—Risks Related to Our Business."

        Improving Restaurant Level Profitability.    We plan to increase restaurant level profitability through a combination of increased comparable restaurant sales and operating cost management.

        Leveraging Our Scalable Infrastructure.    Over the past several years, we have made significant investments in our infrastructure, including information systems, real estate, human resources, legal, marketing and operations. As a result, we believe that our general and administrative costs will increase at a slower growth rate than our revenue.

Key Operating Personnel

        Key personnel who have a significant impact on the performance of our restaurants include managing and market partners. Each company restaurant has one managing partner who serves as the general manager. Market partners provide supervisory services for 12 to 14 managing partners and their respective management teams. Market partners also assist with our site selection process and recruitment of new management teams. The managing partner of each company restaurant and their corresponding market partners are required, as a condition of employment, to sign a multi-year employment agreement. The annual compensation of our managing and market partners includes a base salary plus a percentage of the pre-tax net income of the restaurant(s) they operate or supervise. In 2004, the average annual bonus as a percentage of total compensation for managing and market partners was 53% and 79%, respectively. Managing and market partners are eligible to participate in our stock option plan and are required to make deposits of $25,000 and $50,000, respectively, towards the exercise price of such options.

        We expect that approximately three-quarters of our growth in the next several years will be in markets where we have an existing market partner. The remainder will be in markets where we have yet to hire a market partner. Each year, for the next several years, we expect to hire one or two additional market partners. We typically develop one to two restaurants during the first year of a new market partner's employment with us.

Key Measures We Use To Evaluate Our Company

        Key measures we use to evaluate and assess our business include the following:

        Number of Restaurant Openings.    Number of restaurant openings reflects the number of restaurants opened during a particular fiscal period. For company restaurant openings we incur pre-opening costs, which are defined below, before the restaurant opens. Typically new restaurants open with an initial start-up period of higher than normalized sales volumes, which decrease to a steady level approximately three to six months after opening. However, although sales volumes are generally higher, so are initial costs, resulting in restaurant operating margins that are generally lower during the start-up period of operation and increase to a steady level approximately three to six months after opening.

        Comparable Restaurant Sales Growth.    Comparable restaurant sales growth reflects the change in year-over-year sales for the comparable restaurant base. We define the comparable restaurant base to include those restaurants open for a full 18 months before the beginning of the later fiscal period. Comparable restaurant sales growth can be generated by an increase in guest traffic counts or by increases in the per person average check amount. Menu price changes and the mix of menu items sold can affect the per person average check amount.

        Average Unit Volume.    Average unit volume represents the average annual restaurant sales for all company restaurants open for a full six months before the beginning of the period measured. Growth in average unit volumes in excess of comparable restaurant sales growth is generally an indication that newer restaurants are operating with sales levels in excess of the system average. Conversely, growth in average unit volumes less than growth in comparable restaurant sales growth is generally an indication that newer restaurants are operating with sales levels lower than the system average.

        Store Weeks.    Store weeks represent the number of weeks that each of our company restaurants were open during the year.

Other Key Definitions

        Restaurant Sales.    Restaurant sales include gross food and beverage sales, net of promotions and discounts.

        Franchise Royalties and Fees.    Franchisees typically pay a $40,000 initial franchise fee for each new restaurant. Franchise royalties consist of royalties in the amount of 2.0% to 4.0% of gross sales paid to us by our franchisees.

        Restaurant Cost of Sales.    Restaurant cost of sales consists of food and beverage costs.

        Restaurant Labor Expenses.    Restaurant labor expenses include all direct and indirect labor costs incurred in operations except for profit sharing incentive compensation expenses earned by our managing and market partners. These profit sharing expenses are reflected in restaurant other operating expenses.

        Restaurant Rent Expense.    Restaurant rent expense includes all rent associated with the leasing of real estate and includes base, percentage and straight-line rent expense.

        Restaurant Other Operating Expenses.    Restaurant other operating expenses consist of all other restaurant-level operating costs, the major components of which are utilities, supplies, advertising, repair and maintenance, property taxes and other expenses. Profit sharing allocations to market partners and managing partners are also included in restaurant other operating expenses.

        Restaurant Pre-opening Expenses.    Restaurant pre-opening expenses, which are charged to operations as incurred, consist of expenses incurred before the opening of a new restaurant and are comprised principally of training and opening team salaries, travel expenses, and food, beverage and other initial supplies and expenses.

        General and Administrative Expenses.    General and administrative expenses ("G&A") is comprised of expenses associated with corporate and administrative functions that support development and restaurant operations and provide an infrastructure to support future growth. Supervision and accounting fees received from certain franchise restaurants and license restaurants are offset against general and administrative expenses.

        Depreciation and Amortization Expenses.    Depreciation and amortization expenses ("D&A") includes the depreciation of fixed assets.

        Interest Expense (Income), Net.    Interest expense includes the cost of our debt obligations including the amortization of loan fees and any interest income earned. Interest income includes earnings on cash and cash equivalents. In 2004, interest expense included write-offs of loan fees related to the termination of the July 2003 facility.

        Minority Interest.    Our consolidated subsidiaries included 31 majority-owned or controlled restaurants and Texas Roadhouse Development Corporation at March 30, 2004 and three majority-owned or controlled restaurants at March 29, 2005. Our consolidated subsidiaries included 31 majority-owned restaurants or controlled restaurants and Texas Roadhouse Development Corporation at December 31, 2003, and three majority-owned restaurants, two of which were open at December 28, 2004. Minority interest represents the portion of income attributable to the other owners of the majority-owned restaurants and Texas Roadhouse Development Corporation.

        Equity Income from Unconsolidated Affiliates.    Equity income from unconsolidated affiliates represents our percentage share of net income earned by these unconsolidated affiliates.

Results of Operations

	Fiscal Year						13 Weeks Ended
							(Unaudited)
	2002		2003		2004		2004 YTD		2005 YTD
	$	%	$	%	$	%	$	%	$	%
	($ in thousands)
Consolidated Statements of Income:
Revenue:
Restaurant sales	226,756	97.4	279,519	97.6	354,190	97.6	81,893	97.6	108,607	97.8
Franchise royalties and fees	6,080	2.6	6,934	2.4	8,821	2.4	2,005	2.4	2,460	2.2

Total revenue	232,836	100.0	286,453	100.0	363,011	100.0	83,898	100.0	111,067	100.0
Costs and expenses:
(As a percentage of restaurant sales)
Restaurant operating costs:
Cost of sales	74,351	32.8	91,904	32.9	123,531	34.9	28,173	34.4	38,034	35.0
Labor	64,506	28.4	78,070	27.9	97,196	27.4	22,275	27.2	29,243	26.9
Rent	5,125	2.3	6,005	2.1	8,261	2.3	1,623	2.0	2,037	1.9
Other operating	36,237	16.0	47,382	17.0	58,044	16.4	13,334	16.3	17,383	16.0
(As a percentage of total revenue)
Pre-opening	4,808	2.1	2,571	0.9	5,237	1.4	896	1.1	1,035	0.9
Depreciation and amortization	6,876	3.0	8,562	3.0	11,005	3.0	2,349	2.8	3,248	2.9
General and administrative	14,621	6.3	17,701	6.2	21,055	5.8	4,569	5.4	6,310	5.7

Total costs and expenses	206,524	88.7	252,195	88.0	324,329	89.3	73,219	87.2	97,290	87.6
Income from operations	26,312	11.3	34,258	12.0	38,682	10.7	10,679	12.7	13,777	12.4
Interest expense (income), net	4,212	(1.8)	4,350	(1.5)	4,654	(1.3)	1,027	1.2	(43)	NM
Minority interest	5,168	(2.2)	6,704	(2.3)	5,278	(1.5)	1,959	2.3	27	NM
Equity income (loss) from investments in unconsolidated affiliates	21	NM	(61)	NM	110	NM	44	NM	52	NM

Income before taxes	16,953	7.3	23,143	8.2	28,860	8.0	7,737	9.2	13,845	12.4
Provision for income taxes	—	—	—	—	7,159	2.0	—	—	4,887	4.4

Net income	16,953	7.3	23,143	8.2	21,701	6.0	7,737	9.2	8,958	8.0

NM—Not meaningful

Restaurant Unit Activity

	Company	Franchise	Total
Balance at December 31, 2001	56	64	120
Openings	20	2	22
Acquisitions (Dispositions)	1	(1)	—
Closures	—	—	—

Balance at December 31, 2002	77	65	142
Openings	10	10	20
Acquisitions (Dispositions)	—	—	—
Closures	—	—	—

Balance at December 30, 2003	87	75	162
Openings	19	12	31
Acquisitions (Dispositions)	1	(1)	—
Closures	—	—	—

Balance at December 28, 2004	107	86	193
Openings	4	1	5
Acquisitions (Dispositions)	—	—	—
Closures	—	—	—
Balance at March 29, 2005	111	87	198

        For the full year 2005, we plan to open 20 company restaurants. We opened four company restaurants in 2005 YTD. We have either begun construction or have sites currently under contract for purchase or lease for all of the remaining company restaurants. We expect to acquire seven to 11 franchise restaurants in the fourth quarter of 2005 at the earliest, subject to the approval of our Board of Directors and the results of customary due diligence investigations. For the full year 2005, franchisees plan to open eight new franchise restaurants, one of which opened in 2005 YTD.

13 Weeks Ended March 29, 2005 Compared to 13 Weeks Ended March 30, 2004

Q1 2005 (13 weeks) Compared to Q1 2004 (13 weeks)

        Restaurant Sales.    Restaurant sales increased by 32.6% in Q1 2005 as compared to Q1 2004. This increase was primarily attributable to the opening of new restaurants and comparable restaurant sales growth. The following table summarizes additional factors that influenced the changes in restaurant sales at company restaurants.

	2005 YTD	2004 YTD
Company Restaurants
Store weeks	1,408	1,132
Comparable restaurant sales growth	6.7%	10.4%
Average unit volume (in thousands)	$993	$930

        Franchise Royalties and Fees.    Franchise royalties and fees increased by $0.5 million, or by 22.7%, from Q1 2004 to Q1 2005. This increase was primarily attributable to the opening of new franchise restaurants and comparable restaurant sales growth.

        Restaurant Cost of Sales.    Restaurant cost of sales increased as a percentage of restaurant sales to 35.0% in Q1 2005 from 34.4% in Q1 2004. This increase was primarily due to the higher cost of pork ribs and was partially offset by menu price increases of approximately 2%, which were fully implemented in November 2004.

        Restaurant Labor Expenses.    Restaurant labor expenses, as a percentage of restaurant sales, decreased to 26.9% in Q1 2005 from 27.2% in Q1 2004. The percentage of sales benefit generated from comparable restaurant sales growth more than offset modest wage rate inflation.

        Restaurant Rent Expense.    Restaurant rent expense, as a percentage of restaurant sales, remained relatively unchanged at 1.9% in Q1 2005 from 2.0% Q1 2004. The Q1 2005 increase in deferred rent due to the impact of our fourth quarter correction of our lease accounting practices (see note 7 to our consolidated financial statements) was offset by the percentage of sales benefit generated from comparable restaurant sales growth.

        Restaurant Other Operating Expenses.    Restaurant operating expenses, as a percentage of restaurant sales, decreased to 16.0% in Q1 2005 as compared to 16.3% in Q1 2004. As a percentage of restaurant sales, higher store-level bonuses were offset by decreases in property taxes, gift card fees and other expenses.

        Restaurant Pre-opening Expenses.    Pre-opening expenses increased in Q1 2005 to $1.0 million from $0.9 million in Q1 2004. These increases were due to opening additional restaurants in 2005 as compared to 2004.

        Depreciation and Amortization Expense.    D&A, as a percentage of revenue, increased to 2.9% in Q1 2005 as compared to 2.8% in Q1 2004. Increases related to capital spending on new restaurants was partially offset by the percentage of sales benefit generated from comparable restaurant sales growth.

        General and Administrative Expenses.    G&A, as a percentage of revenue, increased to 5.7% in Q1 2005 from 5.4% in Q1 2004. This increase was primarily due to public company costs which did not exist in Q1 2004.

        Interest Expense (Income), Net.    Interest expense (income) decreased to $(43,000) in Q1 2005 from $1.0 million in Q1 2004. Interest expense (income) in Q1 2005 included interest income of $0.2 million earned on proceeds from our initial public offering and $0.1 million gain recognized on the ineffective portion of our interest rate swap. Excluding this income, interest expense decreased by approximately $0.8 million from Q1 2004 to Q1 2005 due to a significant reduction in long term debt.

        Minority Interest.    The minority interest deducted from income in Q1 2005 decreased to $27,000 from $2.0 million in Q1 2004. This decrease was due to the acquisition of the remaining minority interest in 31 majority-owned restaurants in connection with the closing of our corporate reorganization and initial public offering on October 8, 2004. Subsequent to October 8, 2004, minority interest includes three majority-owned restaurants.

        Equity Income from Unconsolidated Affiliates.    Equity income from unconsolidated affiliates increased from $44,000 in Q1 2004 to $52,000 in Q1 2005 due to increases in our share of net income earned by our unconsolidated affiliates. As of March 29, 2005, we owned a 10.0% equity interest in two franchise restaurants, a 5.0% interest in ten franchise restaurants, and a 1.0% equity interest in one franchise restaurant, all of which were open and operating as of such date.

        Income Tax Expense.    Until October 8, 2004, we operated as a limited liability company and, as such, were taxed as a partnership. Accordingly, we paid no significant income taxes on our own behalf and there is no provision for taxes prior to October 8, 2004 in our consolidated financial statements.

        In connection with the closing of our corporate reorganization and initial public offering, we became a "C" corporation subject to federal and state income taxes. Our effective tax rate for Q1 2005 is 35.3%.

Year Ended December 28, 2004 Compared to Year Ended December 30, 2003

        Restaurant Sales.    Restaurant sales increased by 26.7% in 2004 as compared to 2003. This increase was primarily attributable to the opening of new restaurants and comparable restaurant sales growth. The following table summarizes additional factors that influenced the changes in restaurant sales at company restaurants for 2004 and 2003.

	2004	2003
Company Restaurants
Store weeks	4,920	4,234
Comparable restaurant sales growth	7.6%	3.4%
Average unit volume (in thousands)	$3,679	$3,401

        The table above includes the impact of increased menu pricing of approximately 1.8%, 0.5% and 2.0% implemented in November 2003, March 2004 and November 2004, respectively. All of these menu price increases were principally driven by a significant industry wide increase in commodity costs.

        Franchise Royalties and Fees.    Franchise royalties and fees increased by $1.9 million, or by 27.2%, from 2003 to 2004. This increase was primarily attributable to the opening of new franchise restaurants and comparable restaurant sales growth. Franchise restaurant count activity is shown in the restaurant unit activity table above.

        Restaurant Cost of Sales.    Restaurant cost of sales increased as a percentage of restaurant sales to 34.9% in 2004 from 32.9% in 2003. This increase was primarily due to the higher cost of beef and pork ribs. Including the benefit of the November 2004 price increase, we expect cost of sales, as a percentage of restaurant sales, to be approximately 25 to 50 basis points higher in 2005 versus 2004. This increase is expected to be principally driven by the higher cost of pork ribs.

        Restaurant Labor Expenses.    Restaurant labor expenses, as a percentage of restaurant sales, decreased to 27.4% in 2004 from 27.9% in 2003. The percentage of sales benefit generated from comparable restaurant sales growth more than offset modest wage rate inflation and higher workers' compensation and payroll tax costs.

        Restaurant Rent Expense.    Restaurant rent expense, as a percentage of restaurant sales, increased to 2.3% in 2004 from 2.1% in 2003. This increase was primarily attributable to a $1.3 million (40 basis points) cumulative adjustment to correct our lease accounting practices. The adjustment of $1.3 million conforms the lease term used in calculating straight-line rent expense under certain leases that include fixed-rent escalations with the term used to amortize related leasehold improvements. As the correction of this error was not material to our current or prior year financial statements, we recorded the adjustment in our 2004 consolidated financial statements. See note 7 to our consolidated financial statements. We expect this correction to result in an increase of $0.3 million to rent expense in 2005.

        Restaurant Other Operating Expenses.    Restaurant operating expenses, as a percentage of restaurant sales, decreased to 16.4% in 2004 from 17.0% in 2003. The decrease was primarily due to the percentage of sales benefit generated from comparable restaurant sales growth of approximately 0.4%, along with a cumulative adjustment to our expected redemption value for deferred gift cards (0.5% as a percentage of sales). We began selling gift cards in 2000, and prior to 2004, did not have enough history related to the redemption of gift cards to appropriately estimate a breakage rate (the percentage of gift cards that we estimate will never be redeemed). Our policy is to record a 5% breakage estimate for each gift card that is sold with the estimate amortized over 3 years. The change in estimate resulted in an adjustment of $1.7 million (0.5% as a percentage of sales). We will review and update the breakage estimates quarterly and expect to record additional breakage amounts for the full year of 2005 of $0.5 million to $0.8 million depending upon the number of gift cards sold in 2005 and our historical redemption rates. These decreases were offset by a $1.0 million (0.3% as a percentage of sales) increase in general liability insurance expense due to changes in our claim development history based on our fourth quarter actuarial analysis.

        Restaurant Pre-opening Expenses.    Pre-opening expenses in 2004 increased to $5.2 million from $2.6 million in 2003. This increase was due to 19 restaurants which opened in 2004 compared with 10 restaurants which opened in 2003.

        Depreciation and Amortization Expenses.    D&A, as a percentage of revenue, remained unchanged at 3.0% in 2004 from 2003. The percentage of sales benefit generated from comparable restaurant sales growth offset increases related to capital spending on new restaurants.

        General and Administrative Expenses.    G&A increased in 2004 to $21.1 million (5.8% of revenue) from $17.7 million (6.2% of revenue) in 2003. This increase was primarily due to infrastructure additions including management, supervisory, operational and training personnel put into place to accommodate our growth plans.

        Interest Expense (Income), Net.    Interest expense (income) increased to $4.7 million in 2004 from $4.4 million in 2003. Interest expense included write-offs of loan fees related to the completion in 2003 and subsequent termination in 2004 of our $100 million credit facility in the amount of $0.3 million and $1.0 million in 2003 and 2004, respectively. Excluding these charges, interest expense decreased by $0.4 million, or 10.0%, from 2003 to 2004 due to a significant reduction in long term debt combined with lower interest rates effective July 2003.

        Minority Interest.    The minority interest deducted from income in 2004 decreased to $5.3 million from $6.7 million in 2003. The decrease was due to the acquisition of 31 restaurants in connection with the closing of our corporate reorganization and initial public offering on October 8, 2004. Subsequent to October 8, 2004, minority interest includes three majority-owned restaurants, two of which were open and operating at December 28, 2004.

        Equity Income from Unconsolidated Affiliates.    In 2004, we reported income of $110,000 from 13 unconsolidated affiliates (including one affiliate which had not yet begun operations as of December 28, 2004) compared to losses of $61,000 for seven unconsolidated affiliates reported in 2003. This increase was due to seven franchise restaurants which were opened in 2003. Primarily due to pre-opening expenses, new restaurants take three to six months to become profitable; hence, these new restaurants produced net losses in 2003. At December 28, 2004, we owned a 10.0% equity interest in two franchise restaurants, a 5.0% interest in ten franchise restaurants, and a 1.0% equity interest in one franchise restaurant, all but one of which were open and operating as of such date.

        Income Taxes.    Until October 8, 2004, we operated as a limited liability company and were taxed as a partnership. Accordingly, we paid no significant income taxes on our own behalf and there is no provision for income taxes prior to October 8, 2004 in our consolidated financial statements.

        As a result of our conversion from a limited liability company to a "C" Corporation, deferred tax liabilities of $5.0 million were recognized in the fourth quarter of 2004.

        In connection with the closing of our corporate reorganization and initial public offering, we became a "C" corporation subject to federal and state income taxes. We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Our effective tax rate for October 8, 2004 through December 28, 2004 is 33.6%, and we had income tax expense of $2.2 million for 2004, excluding the $5.0 million deferred tax charge discussed above.

Year Ended December 30, 2003 Compared to December 31, 2002

        Restaurant Sales.    Restaurant sales increased by 23.3% in 2003 as compared to 2002. The increase in 2003 was primarily attributable to the opening of new restaurants. The following table summarizes additional factors that influenced the changes in restaurant sales at company restaurants for 2003 and 2002.

	2003	2002
Company Restaurants
Store Weeks	4,234	3,528
Comparable restaurant sales growth	3.4%	3.7%
Average unit volumes (in thousands)	$3,401	$3,270

        Franchise Royalties and Fees.    Franchise royalties and fees increased by $0.9 million, or by 14.0%, in 2003 as compared to 2002. This increase was primarily attributable to the opening of new franchise restaurants. Franchise restaurant count activity is shown in the restaurant unit activity table.

        Restaurant Cost of Sales.    Restaurant cost of sales increased slightly as a percentage of restaurant sales to 32.9% in 2003 from 32.8% in 2002. This increase was primarily due to the higher cost of pork ribs.

        Restaurant Labor Expenses.    Restaurant labor expenses, as a percentage of restaurant sales, decreased from 28.4% in 2002 to 27.9% in 2003. The percentage of sales benefit generated from comparable sales growth more than offset modest wage rate inflation.

        Restaurant Rent Expense.    Restaurant rent expense, as a percentage of restaurant sales, decreased to 2.1% in 2003 from 2.3% in 2002. During 2002 and 2003, a higher percentage of our restaurants, versus what we have done historically, were developed on owned versus leased properties.

        Restaurant Other Operating Expenses.    Restaurant other operating expenses increased as a percentage of restaurant sales to 17.0% in 2003 from 16.0% in 2002. Increased spending on equipment leases, supplies, and repair and maintenance combined with inflation in utilities, particularly natural gas, were the primary drivers of this increase.

        Restaurant Pre-Opening Expenses.    Restaurant pre-opening expenses in 2003 decreased to $2.6 million from $4.8 million in 2002. This decrease was due to the opening of fewer restaurants in 2003 as compared to 2002.

        Depreciation and Amortization Expenses.    D&A, as a percentage of revenue, remained constant at 3.0% for 2003 as compared to 2002.

        General and Administrative Expenses.    G&A increased in 2003 to $17.7 million (6.2% of revenue) from $14.6 million (6.3% of revenue) in 2002. The cost increase was primarily due to infrastructure additions including executive, supervisory, operational, systems, and training personnel put into place during the 2003 and 2002 fiscal years to accommodate our growth plans.

        Interest Expense (Income), Net.    Interest expense (income) increased slightly in 2003 to $4.4 million from $4.2 million in 2002. In July 2003 we completed a $100.0 million, three year credit facility that enabled us to refinance 80.0% of our existing debt at much lower rates of interest and provide us with roughly $50.0 million of available financing to fund the development of new restaurants. Interest expense included the write-off of approximately $0.3 million of loan fees related to the refinanced debt. This increase was partially offset by a reduction in interest rates on approximately $47.6 million of the refinanced debt. We have been able to borrow at steadily decreasing interest rates due both to the favorable interest environment and to our steadily improving earnings and resulting creditworthiness.

The weighted average interest rate for our installment loans decreased from 5.88% at December 31, 2002 to 4.59% at December 30, 2003.

        Minority Interest.    The minority interest deducted from income in 2003 increased to $6.7 million from $5.2 million in 2002. The increase was primarily due to an increase in majority-owned restaurant store weeks resulting from the addition of seven majority-owned or controlled restaurants which opened in 2002.

        Equity Income from Unconsolidated Affiliates.    In 2003, we reported a loss of $61,000 from unconsolidated affiliates compared to income of $21,000 reported in 2002. In 2003, seven franchise restaurants opened in which we owned either a 5.0% or 10.0% interest. Primarily due to pre-opening expenses, new restaurants take three to six months to become profitable; hence, these new restaurants produced net losses in 2003. We owned a 10.0% equity interest in two franchise restaurants, a 5.0% interest in six franchise restaurants, and a 1.0% equity interest in one franchise restaurant, all of which were open and operating at December 30, 2003.

Liquidity and Capital Resources

        The following table presents a summary of our net cash provided by operating, investing and financing activities:

	Fiscal Year			13 Weeks Ended
	2002	2003	2004	2004 YTD	2005 YTD
Net cash provided by operating activities	$31,718	$42,158	$57,275	$12,178	$5,537
Net cash used in investing activities	(32,764)	(26,524)	(49,735)	(8,606)	(10,843)
Net cash provided by (used in) financing activities	4,945	(17,722)	32,967	(1,610)	1,042

Net increase (decrease) in cash	$3,899	$(2,088)	$40,507	$1,962	$(4,264)

        Net cash provided by operating activities was $5.5 million in 2005 YTD compared to $12.2 million in 2004 YTD. The decrease was driven primarily by lower gift card liability in 2005 due to higher gift card sales in Q4 2004 followed by higher redemptions in 2005 YTD and changes in working capital offset by an increase in net income.

        Net cash used in investing activities was $10.8 million in 2005 YTD compared to $8.6 million in 2004 YTD. The increase was primarily due to an increase in capital spending associated with new restaurant construction.

        Net cash provided by (used in) financing activities was $1.0 million in 2005 YTD as compared to $(1.6) million in 2004 YTD. The increase is primarily due to lower distributions to minority interest holders and members. Additionally, 2004 YTD included net proceeds from short-term and long-term debt of $4.0 million.

        Our operations have not required significant working capital and, like many restaurant companies, we have been able to operate with negative working capital. Sales are primarily for cash, and restaurant operations do not require significant inventories or receivables. In addition, we receive trade credit for the purchase of food, beverages and supplies, thereby reducing the need for incremental working capital to support growth.

        We require capital principally for the development of new company restaurants and the refurbishment of existing restaurants. Capital expenditures totaled approximately $34.7 million, $26.9 million and $50.0 million for the years ended December 31, 2002, December 30, 2003 and December 28, 2004, respectively. We either lease our restaurant site locations under operating leases for periods of five to 30 years (including renewal periods) or purchase the land where it is cost effective.

        We have also required cash to pay distributions to our equity holders relating to periods before our initial public offering. Our predecessor companies paid aggregate distributions to their equity holders in 2002, 2003 and 2004 of $13.9 million, $21.7 million and $22.7 million, respectively. In April 2005, we made a distribution of $31.2 million to members of our predecessor company, Texas Roadhouse Holdings LLC, in redemption of its preferred shares related to its income for periods through October 8, 2004. This distribution is shown on the accompanying consolidated balance sheet as distributions payable.

        We intend to retain our future earnings, if any, to finance the future development and operation of our business. Accordingly, we do not anticipate paying any dividends on our common stock in the foreseeable future.

        In 2005 and 2004, we used cash on hand, borrowings under our credit facility and net cash provided by operating activities to fund capital expenditures and distributions.

        On October 8, 2004, we entered into a new $150.0 million, five-year revolving credit facility with a syndicate of commercial lenders led by Bank of America, N.A., and National City Bank of Kentucky. The new facility replaced our previous credit facility. The terms of the new facility require us to pay interest on outstanding borrowings at LIBOR plus a margin of 0.75% to 1.50% and to pay a commitment fee of 0.15% to 0.25% per year on any unused portion of the facility, in both cases depending on our leverage ratio. The facility prohibits us from incurring additional debt outside the facility with certain exceptions, including equipment financing up to $3.0 million, unsecured debt up to $500,000 and up to $20.0 million of debt incurred by majority-owned companies formed to open new restaurants. The facility also prohibits the declaration or payment of cash dividends on our stock and requires W. Kent Taylor to maintain beneficial ownership of at least 20% of the voting power of our stock. Additionally, the lenders' obligations to extend credit under the facility depends upon maintaining certain financial covenants, including a minimum fixed charge coverage ratio of 1.50 to 1.00 and a maximum consolidated leverage ratio of 3.00 to 1.00. We are currently in compliance with such covenants. The credit facility is secured by a pledge of our ownership interests in all our subsidiaries.

        At March 29, 2005, we had $6.0 million of borrowings outstanding under our credit facility and $141.7 million of availability net of $2.3 million of outstanding letters of credit. In addition, we had various other notes payable totaling $7.1 million with interest rates ranging from 5.50% to 10.80%. Each of these notes related to the financing of specific restaurants. Our total weighted average effective interest rate at March 29, 2005 was 6.39%.

        In 2003, we entered into a fixed rate swap agreement for $31.2 million of the outstanding debt under our credit facility to limit the variability of a portion of our interest payments. This swap changed the variable-rate cash flow exposure on the debt obligations to fixed cash flows. Under the terms of this interest rate swap, we received variable interest rate payments and made fixed interest rate payments, thereby creating the equivalent of fixed-rate debt. As of December 30, 2003 and December 28, 2004, approximately $0.2 million and $(0.1) million, respectively, of unrealized (gain) loss on the swap was recorded in accumulated other comprehensive income. As of March 30, 2004 and March 29, 2005, approximately $0.3 million and ($18,000), respectively, of unrealized (gain) loss on the swap was recorded in accumulated other comprehensive income. The swap agreement was terminated in April 2005.

        Our future capital requirements will primarily depend on the number of new restaurants we open and the timing of those openings within a given fiscal year. These requirements will include costs directly related to opening new restaurants and may also include costs necessary to ensure that our infrastructure is able to support a larger restaurant base. In 2005, we expect our capital expenditures to be approximately $50.0 million to $60.0 million, substantially all of which will relate to planned restaurant openings. We intend to satisfy our capital requirements over the next 18 months with cash on hand, net cash provided by operating activities and funds available under our credit facility.

Contractual Obligations

        The following table summarizes the amount of payments due under specified contractual obligations as of December 28, 2004:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Long-term debt obligations	$13,285	$525	$1,045	$7,052	$4,663
Capital lease obligations	1,450	293	337	234	586
Operating lease obligations	100,137	9,698	16,806	14,135	59,498
Capital obligations	29,961	29,961	—	—	—

Total contractual obligations	$144,833	$40,477	$18,188	$21,421	$64,747

        The Company has no material minimum purchase commitments with its vendors that extend beyond a year. Capital obligations, which represents the estimated cost of completing capital project commitments, were $23.2 million at March 29, 2005, which were all due in less than one year. There were no other material changes in the amount of payments due under specified contractual obligations as of March 29, 2005. See notes 4, 9 and 14 to the consolidated financial statements for details of contractual obligations.

Off-Balance Sheet Arrangements

        Except for operating leases (primarily restaurant leases), we do not have any off-balance sheet arrangements.

Guarantees

        We entered into real estate lease agreements for franchise restaurants located in Everett, MA and Longmont, CO prior to our granting franchise rights for those restaurants. We have subsequently assigned the leases to the franchisees, but we remain contingently liable if a franchisee defaults under the terms of a lease. The Longmont lease expires in May 2014 and the Everett lease expires in February 2018. As the fair value of the guarantees was not considered significant, no liability has been recorded.

Recent Accounting Pronouncements

        See note 2 in the accompanying consolidated financial statements.

Critical Accounting Policies and Estimates

        The above discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosures of contingent assets and liabilities. Our significant accounting policies are described in note 2 to the accompanying consolidated financial statements. Critical accounting policies are those that we believe are most important to portraying our financial condition and results of operations and also require the greatest amount of subjective or complex judgments by management. Judgments or uncertainties regarding the application of these policies may result in materially different amounts being reported under different conditions or using different assumptions. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing the consolidated financial statements.

        Impairment of Long-Lived Assets.    We evaluate the carrying value of individual restaurants for impairment annually or when events or circumstances indicate these assets might be impaired. In making these judgments, we consider the period of time since the restaurant was opened and the trend of operations and expectations for future sales growth. For a restaurant selected for review, we estimate the future undiscounted cash flows from operating the restaurant over its estimated useful life. In determining future cash flows, significant estimates are made by us with respect to future operating results of each restaurant. Our judgments and estimates related to the expected useful lives of long-lived assets are affected by factors such as changes in economic conditions and changes in operating performance. As we assess the ongoing expected cash flows and carrying amounts of our long-lived assets, these factors could cause us to realize a material impairment charge.

        If assets are determined to be impaired, we would measure the impairment charge by calculating the amount by which the asset carrying amount exceeds its fair value. The determination of asset fair value is also subject to significant judgment. If these assumptions change in the future, we may be required to record impairment charges for these assets.

        In our impairment evaluations for 2002, 2003 and 2004, we concluded that no impairment charge was necessary. Additionally, in our most recent impairment analysis for long-lived assets, no additional impairment charge would have resulted even if there were a permanent 10.0% reduction in revenue in our restaurants.

        Goodwill.    The implied fair value of goodwill is determined by allocating the fair value of the reporting unit, which we consider to be at the restaurant level, in a manner similar to a purchase price allocation, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Goodwill is tested annually for impairment, and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the implied fair value of goodwill. The determination of impairment consists of two steps. First, we determine the fair value of the reporting unit and compare it to its carrying amount. Fair value is determined based on discounted cash flows. Second, if the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of the goodwill.

        The most significant assumptions we use in this analysis are those made in estimating future cash flows. In estimating future cash flows, we use the assumptions from our strategic plan for items such as sales growth and operating costs. If our assumptions used in performing the impairment test prove inaccurate, the fair value of the restaurants may ultimately prove to be significantly lower, thereby causing the carrying value to exceed the fair value and indicating impairment has occurred. We concluded that no impairment charge was required for the years ended December 31, 2002, December 30, 2003 and December 28, 2004.

        Insurance Reserves.    We self-insure a significant portion of expected losses under our workers compensation, general liability and property insurance programs. We purchase insurance for individual claims that exceed the amounts listed below:

Workers Compensation	$250,000
General Liability	$100,000
Property	$50,000

        We record a liability for all unresolved claims and for an estimate of incurred but not reported claims at the anticipated cost to us based on quarterly estimates provided by a third party administrator and actuary. Before 2005, these estimates were provided on an annual basis. Our estimated liability is based on a number of assumptions and factors regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices. Estimates of claims reserves are discounted using a discount rate of approximately 3.0% at December 28, 2004 resulting in a discount of $0.2 million. An increase or decrease in the discount rate of 100 basis points would change the reserve, and resulting expense, by an immaterial amount. Because we began our self-insurance program in 2002, we rely on actuarial observations of historical claim development for the industry which we believe is representative of our history. In the future, if our experience is significantly different than the industry, we will adjust our reserve, and our future self-insurance expenses may rise. Our assumptions are reviewed, monitored, and adjusted when warranted by changing circumstances.

        Income Taxes.    In connection with our reorganization and initial public offering, we became a "C" Corporation subject to federal and state income taxes. We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, under which deferred assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying values of assets and liabilities and their respective tax bases. A valuation allowance is established to reduce the carrying value of deferred tax assets if it is considered more likely than not that such assets will not be realized. Any change in the valuation allowance would be charged to income in the period such determination was made.

        Before converting to a "C" corporation on October 8, 2004, the Company operated as a limited liability company and was taxed as a partnership. As such, the Company's income or losses were passed through to its owners who are liable for any related income taxes.

Effects of Inflation

        We do not believe inflation has had a significant effect on our operations during the past several years. We generally have been able to substantially offset increases in our restaurant and operating costs resulting from inflation by altering our menu, increasing menu prices or making other adjustments.

Quantitative and Qualitative Disclosures About Market Risk

        We are exposed to market risk from changes in interest rates on debt and changes in commodity prices. Our exposure to interest rate fluctuations is limited to our outstanding bank debt. At December 28, 2004 and March 29, 2005, outstanding borrowings under our revolving line of credit bore interest at approximately 75 to 150 basis points (depending on our leverage ratios) over the London Interbank Offered Rate ("LIBOR"). The weighted average effective interest rate on the $6.0 million outstanding balance under this line at December 28, 2004 and March 29, 2005 was 3.1% and 3.06%, respectively. Our various other notes payable totaling $7.3 million at December 28, 2004 had interest rates ranging from 3.1% to 10.8%. Our various other notes payable totaling $7.1 million at March 29, 2005 had fixed interest rates ranging from 5.50% to 10.80%.

        In 2003, we entered into a fixed rate swap agreement to limit the variability of a portion of our interest payments. This swap changed the variable-rate cash flow exposure on the debt obligations to fixed cash flows. Under the terms of the interest rate swap, we received variable interest rate payments and made fixed interest rate payments, thereby creating the equivalent of fixed-rate debt. The $7.3 million and $7.1 million of notes payable outstanding at December 28, 2004 and March 29, 2005, respectively, were fixed rate notes. Hence, at December 28, 2004 and March 29, 2005, the $6.0 million of our outstanding revolver was floating or variable. Should interest rates based on these borrowings increase by one percentage point, the increase in our estimated annual interest expense would result in a decrease of approximately $0.1 million in pre-tax income. This fixed rate swap agreement was terminated in April 2005.

        Many of the ingredients used in the products sold in our restaurants are commodities that are subject to unpredictable price volatility. Although we attempt to minimize the effect of price volatility by negotiating fixed price contracts for the supply of key ingredients, there are no established fixed price markets for certain commodities such as produce and cheese and we are subject to prevailing market conditions when purchasing those types of commodities. For commodities that are purchased under fixed price contracts, the prices are based on prevailing market prices at the time the contract is entered into and do not fluctuate during the contract period. We do not use financial instruments to hedge commodity prices because these purchase arrangements help control the ultimate cost paid. Extreme and/or long term increases in commodity prices could adversely affect our future results, especially if we are unable, primarily due to competitive reasons, to increase menu prices. Additionally, if there is a time lag between the increasing commodity prices and our ability to increase menu prices or, if we believe the commodity price increase to be short in duration and we choose not to pass on the cost increases, our short-term financial results could be negatively affected.

        We are subject to business risk as our beef supply is highly dependent upon four vendors. We currently purchase most of our beef from one of the largest beef suppliers in the country. If this vendor was unable to fulfill its obligations under its contracts, we may encounter supply shortages and incur higher costs to secure adequate supplies, any of which would harm our business.

BUSINESS

General

        Texas Roadhouse is a growing, moderately priced, full-service restaurant chain. Our founder and chairman, W. Kent Taylor, started the business in 1993. Our mission statement is "Legendary Food, Legendary Service." Our operating strategy is designed to position each of our restaurants as the local hometown destination for a broad segment of consumers seeking high quality, affordable meals served with friendly, attentive service. As of March 29, 2005, 198 Texas Roadhouse restaurants were operating in 36 states. We owned and operated 111 restaurants in 28 states, and franchised and licensed an additional 87 restaurants in 20 states.

        We offer an assortment of specially seasoned and aged steaks hand-cut daily on the premises and cooked to order over open gas-fired grills. We also offer our guests a selection of ribs, fish, chicken and vegetable plates, and an assortment of hamburgers, salads and sandwiches. The majority of our entrees include two made-from-scratch side items, and we offer all our guests a free unlimited supply of roasted in-shell peanuts and made-from-scratch yeast rolls.

        We have successfully grown the total number of Texas Roadhouse company and franchise restaurants over the past five years from 67 restaurants in 1999 to 193 restaurants as of the end of 2004, representing a 23.6% compounded annual growth rate. Over the same period, our revenue increased from $71.0 million to $363.0 million, our income from operations increased from $6.7 million to $38.7 million, and our net income increased from $4.0 million to $21.7 million, representing compounded annual growth rates of 38.6%, 42.0% and 40.2%, respectively.

Operating Strategy

        The operating strategy that underlies the growth of our concept is built on the following key components:

  •
  Offering high quality, freshly prepared food.  We place a great deal of emphasis on ensuring our guests receive high quality, freshly prepared food. We have developed proprietary recipes to provide consistency in quality and taste throughout all restaurants. We require that a management level employee inspect every entrée before it leaves the kitchen to confirm it matches the guest's order and meets our standards for quality, appearance and presentation. Finally, we employ a team of product coaches whose sole function is to provide continual, hands-on training and education to our kitchen staffs for the purpose of assuring uniform adherence to recipes, food preparation procedures, food safety standards, food appearance, freshness and portion size.

  •
  Focusing on dinner.  In a high percentage of our restaurants, we limit our operating hours to dinner only during the weekdays. By focusing on dinner, our restaurant teams have to prepare for and manage only one shift per day during the week. We believe this allows our restaurant teams to offer higher quality, more consistent food and service to our guests. We believe the dinner focus provides a better "quality-of-life" for our management teams and, therefore, is a key ingredient in attracting and retaining talented and experienced management personnel. We also focus on keeping our table-to-server ratios low to allow our servers to truly focus on their guests and serve their needs in a personal, individualized manner.

  •
  Offering attractive price points.  We offer our food and beverages at moderate price points that are as low as or lower than those offered by many of our competitors. Within each menu category, we offer a choice of several price points with the goal of fulfilling each guest's budget and value expectations. For example, our steak entrees, which include the choice of two side items, range from $7.99 for our 6-ounce sirloin to $18.99 for our 18-ounce T-bone. The per guest average check for the restaurants we owned and operated in 2004 was $13.72. Per person average check represents restaurant sales divided by the number of guests served. We considered each sale of an entrée to be a single guest served. Our per guest average check is highly influenced by our weekday dinner only focus.

  •
  Offering performance-based manager compensation.  We offer a performance-based compensation program to our restaurant managers and area managers, who are called "managing partners" and "market partners", respectively. Each of these partners earns a base salary plus a performance bonus, which represents a percentage of their respective restaurant's pre-tax net income. In 2004, performance bonuses represented 53% and 79% of the total cash compensation earned by managing and market partners, respectively. By providing our partners with a significant stake in the success of our restaurants, we believe that we are able to attract and retain talented, experienced and highly motivated managing and market partners.

  •
  Creating a fun and comfortable atmosphere.  We believe the atmosphere we establish in our restaurants is a key component for fostering repeat business. Our restaurants feature a rustic southwestern lodge décor accentuated with hand-painted murals, neon signs, and southwestern prints, rugs, and artifacts. Additionally, we offer jukeboxes, which continuously play upbeat country hits, and in-house entertainment such as line dancing and birthday celebrations.

Unit Prototype and Economics

        We designed our prototype Texas Roadhouse to provide a relaxed atmosphere and maximize restaurant sales. The Texas Roadhouse prototypical restaurant consists of a freestanding building with approximately 6,300 to 6,900 square feet of space constructed on sites of approximately 1.7 to 2.0 acres, with seating at approximately 56 tables for a total of 239 guests, including 15 bar seats, and parking for approximately 150 automobiles. Our current prototype is adaptable to in-line locations such as spaces within an enclosed mall or a shopping center.

        The total cash cost of developing the current prototype Texas Roadhouse restaurant in which we own the land is $2.5 to $3.5 million. This cost includes $0.5 million to $1.2 million for land, $1.1 million to $1.4 million for building and site construction, approximately $0.7 million for furniture, fixtures, signage and equipment and approximately $0.3 million for pre-opening costs. When we lease the land, the total cash cost of developing our prototype restaurant is between $2.0 million and $2.3 million. As of March 29, 2005, we owned 55 properties and leased 56 properties.

        Our average unit volume for 2004 was $3.7 million. The time required for a new restaurant to reach a steady level of cash flow is approximately three to six months.

Growth Strategy

        Our long-term strategies with respect to increasing net income and earnings per share include the following:

        Expanding Our Restaurant Base.    We target mid-sized trade areas that we believe include significant opportunities for potential guests because of population size, income levels, and the presence of shopping, entertainment centers and a significant employment base. We also target smaller markets where we believe the appeal of our concept, together with fewer competing casual dining restaurants, provides an attractive opportunity for success. We continually evaluate our market selection criteria and alter them when necessary to reflect new data acquired in conjunction with executing our growth strategy. We expect that approximately three-quarters of our growth in the next several years will be in markets where we have an existing market partner. The remainder will be in markets where we have yet to hire a market partner. Each year, for the next several years, we expect to hire one or two additional market partners. We typically develop one to two restaurants during the first year of a new market partner's employment with us.

        For the full year 2005, we plan to open 20 company restaurants. We opened four company restaurants in 2005 YTD. We have either begun construction or have sites currently under contract for purchase or lease for all of the remaining company restaurants. We expect to begin acquiring franchise restaurants in 2005, subject to the approval of our Board of Directors and the results of customary due diligence investigations.

        We may, at our discretion, add franchise stores primarily with franchisees who have demonstrated prior success with the Texas Roadhouse or other restaurant concepts and in markets in which the franchisee demonstrates superior knowledge of the demographics and restaurant operating conditions.

        Improving Restaurant Level Profitability.    We plan to increase restaurant level profitability through a combination of increased comparable restaurant sales and operating cost management.

        Leveraging Our Scalable Infrastructure.    Over the past several years, we have made significant investments in our infrastructure, including information systems, real estate, human resources, legal, marketing and operations. As a result, we believe that our general and administrative costs will increase at a slower growth rate than our revenue.

Site Selection

        We continue to develop and refine our site selection process. In analyzing each prospective site, management devotes significant time and resources to the evaluation of local market demographics, population density, household income levels and site-specific characteristics such as visibility, accessibility, traffic generators, proximity of other retail activities, traffic counts and parking. Our management works actively with real estate brokers in target markets to select high quality sites and to maintain and regularly update our database of potential sites. Management typically requires three to nine months to locate, approve and control a restaurant site and typically three to ten additional months to obtain necessary permits. Upon receipt of permits, it requires approximately four months to construct, equip and open a restaurant.

Existing Restaurant Locations

        As of March 29, 2005, we had 111 company restaurants and 87 franchise restaurants in 36 states as shown in the chart below.

	Number of Restaurants
	Company	Franchise	Total
Alabama	1	—	1
Arizona	4	—	4
California	—	1	1
Colorado	9	3	12
Delaware	1	—	1
Florida	1	5	6
Georgia	—	7	7
Idaho	2	—	2
Illinois	4	1	5
Indiana	3	15	18
Iowa	3	—	3
Kansas	2	1	3
Kentucky	4	5	9
Louisiana	4	—	4
Maryland	—	4	4
Massachusetts	4	1	5
Michigan	4	2	6
Missouri	—	2	2
Montana	—	1	1
New Hampshire	1	—	1
New Jersey	1	—	1
New Mexico	1	—	1
New York	1	—	1
North Carolina	10	—	10
Ohio	5	12	17
Oklahoma	4	—	4
Pennsylvania	8	4	12
Rhode Island	1	—	1
South Carolina	—	6	6
Tennessee	—	9	9
Texas	24	3	27
Utah	1	—	1
Virginia	5	—	5
West Virginia	—	2	2
Wisconsin	2	3	5
Wyoming	1	—	1

Total	111	87	198

Food

        Menu.    Texas Roadhouse restaurants offer a wide variety of menu items at attractive prices that are designed to appeal to a broad range of consumer tastes. Our dinner entrée prices range from $7.99 to $18.99. We offer a broad assortment of specially seasoned and aged steaks, including 6 and 8 oz. Filets; 6, 8, 11 and 16 oz. Sirloins; and 10, 12 and 16 oz. Rib-eyes, hand-cut daily on the premises and cooked over open gas-fired grills. We also offer our guests a selection of fish, chicken and vegetable plates, and an assortment of hamburgers, salads and sandwiches. Most entrée prices include made-from-scratch yeast rolls and two of the following made from scratch sides: baked potato, sweet potato, steak fries, mashed potatoes, house or Caesar salad, green beans, chili, seasoned rice, baked beans and steamed vegetables. Our menu allows guests to customize their meals by ordering steaks that are "smothered" either in cheese, onions, gravy or mushrooms and baked potatoes "loaded" with cheese and bacon. Other menu items include specialty appetizers such as the "Cactus Blossom," "Rib Appetizer," and "Chicken Critters" (chicken tenders). We also provide a "12 & Under" menu for children that includes a sirloin steak, Chicken Critters, cheeseburger, hot dog and macaroni and cheese, all served with a beverage for under $5.00.

        Almost all of our restaurants feature a full bar that offers an extensive selection of draft and bottled beer. Managing partners are encouraged to tailor their beer selection to include regional brands and microbrews. We serve a selection of major brands of liquor and wine, as well as frozen margaritas. Alcoholic beverages accounted for 12.2% of restaurant sales at Texas Roadhouse in 2004.

        We have maintained a consistent menu over time, with a selection of approximately 60 menu items. We continually review our menu to consider enhancements to existing menu items or the introduction of new items. We change our menu only after guest feedback and an extensive study of the operational and economic implications. To maintain our high levels of food quality and service, we generally remove one menu item for every new menu item introduced, so as to facilitate our ability to execute high quality meals on a focused range of menu items.

        Food Quality.    We are committed to serving a varied menu of high-quality, great tasting food items, with an emphasis on freshness. We have developed proprietary recipes to ensure consistency in quality and taste throughout all restaurants and provide a unique flavor experience to our guests. At each restaurant, a fully trained meat cutter hand cuts our steaks and other restaurant team members prepare all side items and yeast rolls from scratch in the restaurants daily. We assign individual kitchen employees to the preparation of designated food items in order to focus on quality, consistency and speed. Additionally, we require a management level employee to inspect every entrée before it leaves the kitchen to ensure it matches the guest's order and meets our standards for quality, appearance and presentation.

        We employ a team of product coaches whose sole function is to provide continual, hands-on training and education to the kitchen staff in all Texas Roadhouse restaurants for the purpose of assuring uniform adherence to recipes, food preparation procedures, food safety standards, food appearance, freshness and portion size. The team currently consists of 21 product coaches, each handling an average of nine restaurants. We expect to maintain a comparable ratio of product coaches to restaurants as we continue to grow.

        Purchasing.    Our purchasing philosophy is designed to consistently supply fresh, quality products to the restaurants at competitive prices while maximizing operating efficiencies. We negotiate directly with suppliers for substantially all food and beverage products to ensure consistent quality and freshness and obtain competitive prices. Certain products, such as dairy products and selected produce, are purchased locally to assure freshness.

        Food and supplies are ordered by, and shipped directly to, the restaurants, as we do not maintain a central product warehouse or commissary. We strive to qualify more than one supplier for all key food items and believe that beef of comparable quality as well as all other essential food and beverage products are available, upon short notice, from alternative qualified suppliers.

        Food Safety.    Food safety is of utmost importance to Texas Roadhouse. We currently employ several programs to ensure adherence to proper food preparation procedures and food safety standards. Texas Roadhouse has an established Quality Assurance department whose function is to develop, enforce and maintain programs designed to ensure strict adherence to food safety guidelines. Where required, food items purchased from qualified vendors have been inspected by reputable, outside inspection services confirming that the vendor is compliant with FDA and USDA guidelines.

        Each product coach is required to perform a sanitation audit on two stores each month and send the results to our Quality Assurance department for review. Furthermore, though it is typically required for food manufacturers and not for restaurants, Texas Roadhouse has developed a HAACP (Hazard Analysis and Critical Points) plan that specifies food handling and sanitation procedures for all menu items. To reinforce the importance of food safety, all HAACP points are printed in bold type on each recipe.

Service

        Guest Satisfaction.    Through the use of guest surveys, our website "texasroadhouse.com," a toll-free guest response telephone line and personal interaction in the restaurant, we receive valuable feedback from guests. Additionally, we employ an outside service to administer a "Secret Shopper" program whereby trained individuals periodically dine and comprehensively evaluate the guest experience at each of our restaurants. Particular attention is given to food and service quality, cleanliness, staff attitude and teamwork, and manager visibility and interaction. The resulting reports are used for follow up training feedback to both staff and management.

        Atmosphere.    The atmosphere of Texas Roadhouse restaurants is intended to appeal to broad segments of the population, children and adults, families, couples, single adults and business persons. Substantially all Texas Roadhouse restaurants are of our prototype design, reflecting a rustic southwestern lodge atmosphere, featuring an exterior of rough-hewn cedar siding and corrugated metal. The interiors feature pine floors and are decorated with hand-painted murals, neon signs, southwestern prints and rugs and artifacts. The restaurants contain jukeboxes that continuously play upbeat country hits. Guests may also view a display-cooking grill and a meat cooler displaying fresh cut steaks, and may wait for seating in either a spacious, comfortable waiting area or a southwestern style bar. While waiting for a table, guests can enjoy complimentary roasted in-shell peanuts and watch as cooks prepare steaks and other entrees on the gas-fired grills. Immediately upon being seated at a table, guests can enjoy made-from-scratch yeast rolls along with the peanuts.

People

        Management and Employees.    Each of our restaurants has one managing partner, one kitchen manager and one service manager, and in some cases an additional assistant manager. The managing partner of each restaurant has primary responsibility for the day-to-day operations of the entire restaurant and is responsible for maintaining the standards of quality and performance established by us. We use market partners to supervise the operation of our restaurants including the continuing development of each restaurant's management team. Through regular visits to the restaurants, the market partners ensure adherence to all aspects of our concept, strategy and standards of quality. To further assure adherence to our standards of quality and to achieve uniform execution throughout the system, we employ product coaches who regularly visit the restaurants to assist in training of both new and existing employees and to grade food quality. The attentive service and high quality food, which results from each restaurant having a managing partner, two to three managers and the hands-on assistance of a product coach, are critical to our success.

        Training and Development.    All restaurant employees are required to complete varying degrees of training before and during employment. Our detailed training program emphasizes our operating strategy, procedures and standards and is conducted individually at Texas Roadhouse restaurants and in groups in Louisville, Kentucky.

        Our managing and market partners are generally required to have significant experience in the full-service restaurant industry and are generally hired six to twelve months before their placement in a new or existing restaurant to allow time to fully train in all aspects of restaurant operations. All managing partners are required to complete a comprehensive 16-week training course, which includes training for every position in the restaurant. Other management team members, including kitchen and service managers, are required to complete a similar, slightly shorter course. All trainees are validated at pre-determined points in training by either a product coach or a training manager.

        A number of our restaurants have been certified as training centers by our training department. This certification confirms that the training center adheres to established operating procedures and guidelines. Additionally, most restaurants are staffed with training coordinators responsible for ongoing daily training needs.

Marketing

        Our marketing strategy aims to promote the Texas Roadhouse brand, while retaining a localized focus, to:

  •
  increase comparable restaurant sales by attracting new guests to our restaurants, while increasing the frequency of visits by our current guests;

  •
  support new restaurant openings to achieve restaurant sales and operating margin goals; and

  •
  communicate and promote the uniqueness, appeal, quality and consistency of our brand.

        We accomplish these objectives through three major initiatives.

        In-Restaurant Marketing. A significant portion of our marketing fund is spent in communicating with our guests while they are in our restaurants through point of purchase materials. We believe special promotions such as Valentine's Day and Mother's Day drive significant repeat business. In addition, our mascot, Andy Armadillo, provides our guests with a familiar and easily identifiable face.

        Local Restaurant Area Marketing.    Given our strategy to be a neighborhood destination, local area marketing is integral in developing brand awareness in each market. We allocate roughly 50% of all marketing dollars for local restaurant area marketing. To enhance our visibility in new markets, we deliver free food to local businesses in connection with new store openings. Managing partners are encouraged to participate in creative community-based marketing, such as hosting local radio or television programs. We also engage in a variety of promotional activities, such as contributing time, money and complimentary meals to charitable, civic and cultural programs. For instance, our involvement with the Special Olympics, a local Little League baseball team, a local church or the Armed Forces, shows our "Legendary Care, Concern and Support" for our communities. We leverage the corresponding recognition in our public relations and marketing efforts to communicate our corporate values and mission statement to our guests. We employ marketing coordinators at the restaurant and market level to develop and execute the majority of the local marketing strategies.

        Advertising.    Although our restaurant concept is not media driven, to build brand awareness we spend a limited amount of our marketing dollars on various advertising channels, including billboard, print, radio and television. These advertisements are designed to reflect "Legendary Food, Legendary Service," as well as our fun and welcoming restaurant environment.

Restaurant Franchise Arrangements

        Franchise Restaurants.    As of March 29, 2005, we had 21 franchisees that operated 87 restaurants in 20 states. Franchise rights are granted for specific restaurants, and we do not grant any rights to develop a territory. Approximately 69% of our franchise restaurants are operated by seven franchisees.

No franchisee operates more than 12 restaurants. For the full year 2005, franchisees plan to open eight new franchise restaurants, one of which opened in 2005 YTD.

        Our standard franchise agreement has a term of 10 years with two renewal options for an additional five years each if certain conditions are satisfied. Our current form of franchise agreement requires the franchisee to pay a royalty fee of 4.0% of gross restaurant sales. The royalty fee varies depending on when the agreements were entered into and range from 2.0% of gross sales to the current 4.0% fee. "Gross sales" means the total selling price of all services and products related to the restaurant. Gross sales do not include:

  •
  employee discounts or other discounts;

  •
  tips or gratuities paid directly to employees by guests;

  •
  any federal, state, municipal or other sales, value added or retailer's excise taxes; or

  •
  adjustments for net returns on salable goods and discounts allowed to guests on sales.

        Franchisees are required to spend a minimum of 2.0% of their restaurant's gross sales on local advertising or promotional activities. Franchisees are required to pay 0.3% of gross sales to a national advertising and marketing fund for the development of advertising materials, system-wide promotions and related marketing efforts, which amount is credited against the local advertising spending requirement. We have the ability under our agreements to increase the required national advertising and marketing fund contribution up to 2.5% of gross sales. We may also charge a marketing fee of 0.5% of gross sales, which we may use for market research and to develop system-wide promotional and advertising materials. A franchisee's total required advertising contribution or spending will not be more than 3.0% of gross sales.

        A franchise agreement may be terminated if the franchisee defaults in the performance of any of its obligations under the franchise agreement, including its obligations to operate the restaurant in strict accordance with our standards and specifications. A franchise agreement may also be terminated if a franchisee dies, becomes disabled or becomes insolvent, fails to make its required payments, creates a threat to the public health or safety, ceases to operate the restaurant, or misuses the Texas Roadhouse trademarks.

        Our standard franchise agreement gives us the right, but not the obligation, to compel a franchisee to transfer its assets to us in exchange for shares of our stock, or to convert its equity interests into shares of our stock. The amount of shares that a franchisee would receive is based on a formula that is included in the franchise agreement. We have contractual arrangements which grant us the right to acquire at pre-determined valuation formulas (i) the remaining equity interests in the three majority-owned company restaurants and (ii) 60 of the franchise restaurants.

        Franchise Compliance Assurance.    We have instituted a comprehensive system to ensure the selection of quality franchisees and compliance with our systems and standards, both during the development and operating of franchise restaurants. After a preliminary franchise agreement is signed, we actively work with and monitor our franchisees to ensure successful franchise operations as well as compliance with the Texas Roadhouse standards and procedures. During the restaurant development phase, we approve the selection of restaurant sites and make available copies of our prototype building plans to franchisees. During construction, we review the building for compliance with our standards. We provide training to the managing partner and up to three other managers of a franchisee's first restaurant. We also provide trainers for a period of 12 to 15 days to assist in the opening of every franchise restaurant. Finally, on an ongoing basis, we conduct reviews on all franchise restaurants to determine their level of effectiveness in executing our concept at a variety of operational levels. Our franchisees are required to follow the same standards and procedures regarding equipment, food purchases and food preparation as we maintain in our company restaurants.

        To continuously improve our communications with franchisees and the consistency of the brand, we maintain a business development council that includes representatives of our franchisees. The council's functions are advisory. Its members review and comment on proposed advertising campaigns and materials and budget expenditures. In addition, several times each year we solicit feedback and insights on specific topics from the broad group of franchisees and then get together with them to discuss and share their insights. These gatherings are an effort to attain a high level of franchisee participation and to assure the system is evolving in a positive direction through the exchange of best practices.

        Management Services.    We provide management services to twelve of the franchise restaurants in which we or our founder have an ownership interest. Such management services include accounting, operational supervision, human resources, training, and food, beverage and equipment consulting for which we receive monthly fees of up to 2.5% of gross sales. We also make available to these restaurants certain legal services through outside sources on a pass-through cost basis. We also provide restaurant employees on a pass-through cost basis to twelve franchise restaurants in which we have an ownership interest. In addition, we receive a monthly fee of $1,250 from three franchise restaurants for providing payroll and accounting services.

Management Information Systems and Restaurant Reporting

        All of our company restaurants use computerized management information systems, which are designed to improve operating efficiencies, provide restaurant and Support Center management with timely access to financial and operating data and reduce administrative time and expense. With our current information systems, we have the ability to generate reports showing weekly and period-to-date numbers on a company-wide, regional or individual restaurant basis. Together, this enables us to closely monitor sales, food and beverage costs and labor and operating expenses at each of our restaurants. We have created reports that provide comparative information that enables both restaurant and Support Center management to supervise the financial and operational performance of our restaurants and to recognize and understand trends in the business. Our accounting department prepares monthly profit and loss statements, which provide a detailed analysis of sales and costs, and which are compared both to the restaurant-prepared reports and to prior periods. We have implemented satellite technology at the restaurant level, which serves as a communication link between the restaurants and our Support Center as well as our credit and gift card processor. We are in the process of implementing technology that will interface every restaurant management information system with the management information systems at our Support Center. When these improvements are in place, restaurant level data will automatically be posted and compiled into our Support Center accounting and other information systems. We believe our management information systems are and will continue to be scalable to support our restaurant expansion plans.

Competition

        Competition in the restaurant industry is intense. Texas Roadhouse restaurants compete with mid-priced, full-service, casual dining restaurants primarily on the basis of taste, quality and price of the food offered, service, atmosphere, location and overall dining experience. Our competitors include a large and diverse group of restaurants that range from independent local operators to well-capitalized national restaurant chains. Although we believe that we compete favorably with respect to each of the above factors, other restaurants operate with concepts that compete for the same casual dining guests as we do, with the number of casual dining restaurants emphasizing steaks increasing in recent years. We also compete with other restaurants and retail establishments for quality site locations and restaurant-level employees.

Seasonality

        Our business is subject to minor seasonal fluctuations. Historically, sales in most of our restaurants have been higher during the winter and summer months of each year.

Properties

        Our Support Center is located in Louisville, Kentucky. We occupy this facility under a lease with Paragon Centre Holdings, LLC, a limited liability company in which we have a minority ownership position. We currently lease 41,626 square feet. Our lease expires on March 31, 2014. We have rights to expand our leased space as additional space in the building becomes available. We have an option to renew the lease for an additional five years. Of the 111 company restaurants in operation as of March 29, 2005, 55 locations are owned and 56 are leased, as shown in the following table.

Location		State	Opening Date	Owned/ Leased
1.	Clarksville	Indiana	February 1993	Leased
2.	Gainesville	Florida	November 1993	Leased
3.	Louisville	Kentucky	August 1996	Owned
4.	New Philadelphia	Ohio	September 1996	Leased
5.	Louisville	Kentucky	October 1996	Leased
6.	Elizabethtown	Kentucky	May 1997	Leased
7.	Grand Junction	Colorado	October 1997	Leased
8.	Grand Prairie	Texas	January 1998	Leased
9.	Cedar Falls	Iowa	March 1998	Leased
10.	Killeen	Texas	April 1998	Owned
11.	Thornton	Colorado	May 1998	Leased
12.	Lancaster	Pennsylvania	June 1998	Leased
13.	Salt Lake City	Utah	June 1998	Leased
14.	Texarkana	Texas	June 1998	Owned
15.	Abilene	Texas	September 1998	Owned
16.	Shively	Kentucky	September 1998	Leased
17.	Champaign	Illinois	October 1998	Owned
18.	Fayetteville	North Carolina	October 1998	Leased
19.	Pueblo	Colorado	October 1998	Owned
20.	Decatur	Illinois	May 1999	Leased
21.	Greeley	Colorado	June 1999	Owned
22.	Waco	Texas	June 1999	Owned
23.	Fort Wayne	Indiana	July 1999	Owned
24.	Hickory	North Carolina	September 1999	Leased
25.	Lansing	Michigan	September 1999	Owned
26.	Boise	Idaho	October 1999	Leased
27.	Pasadena	Texas	November 1999	Owned
28.	Gastonia	North Carolina	December 1999	Leased
29.	Idaho Falls	Idaho	December 1999	Leased
30.	Longview	Texas	December 1999	Leased
31.	Aurora	Colorado	March 2000	Leased
32.	Cedar Rapids	Iowa	May 2000	Leased
33.	Concord	North Carolina	May 2000	Leased
34.	College Station	Texas	June 2000	Leased
35.	Joliet	Illinois	July 2000	Leased
36.	Live Oak	Texas	September 2000	Owned
37.	Arvada	Colorado	September 2000	Leased
38.	Mesquite	Texas	October 2000	Leased
39.	Wilmington	North Carolina	October 2000	Owned
40.	Dickson City	Pennsylvania	November 2000	Leased
41.	Fort Collins	Colorado	November 2000	Owned
42.	Peoria	Arizona	December 2000	Owned
43.	Houston	Texas	December 2000	Owned
44.	Mesa	Arizona	December 2000	Leased
45.	Pineville	North Carolina	December 2000	Owned

46.	Brooklyn	Ohio	April 2001	Leased
47.	Elyria	Ohio	June 2001	Leased
48.	Reading	Pennsylvania	June 2001	Owned
49.	Tyler	Texas	June 2001	Leased
50.	Richmond	Virginia	July 2001	Owned
51.	Elkhart	Indiana	August 2001	Owned
52.	Corpus Christi	Texas	August 2001	Owned
53.	Oklahoma City	Oklahoma	September 2001	Leased
54.	Cheyenne	Wyoming	December 2001	Owned
55.	West Phoenix	Arizona	December 2001	Owned
56.	N. Dartmouth	Massachusetts	December 2001	Leased
57.	Friendswood	Texas	December 2001	Leased
58.	York	Pennsylvania	December 2001	Owned
59.	Toledo	Ohio	February 2002	Owned
60.	Davenport	Iowa	February 2002	Owned
61.	Methuen	Massachusetts	February 2002	Owned
62.	Kenosha	Wisconsin	March 2002	Leased
63.	Sterling Heights	Michigan	March 2002	Owned
64.	East Peoria	Illinois	April 2002	Leased
65.	Bear	Delaware	April 2002	Owned
66.	Lynchburg	Virginia	May 2002	Owned
67.	N. Oklahoma City	Oklahoma	June 2002	Leased
68.	Asheville	North Carolina	June 2002	Leased
69.	Madison Heights	Michigan	June 2002	Leased
70.	Harvey	Louisiana	July 2002	Leased
71.	Christiansburg	Virginia	July 2002	Leased
72.	San Antonio	Texas	August 2002	Owned
73.	Lubbock	Texas	August 2002	Owned
74.	Roseville	Michigan	August 2002	Leased
75.	Conroe	Texas	September 2002	Owned
76.	Tulsa	Oklahoma	September 2002	Leased
77.	Denton	Texas	October 2002	Owned
78.	Amarillo	Texas	December 2002	Owned
79.	Fort Worth	Texas	February 2003	Owned
80.	Lake Charles	Louisiana	March 2003	Owned
81.	Brockton	Massachusetts	March 2003	Leased
82.	McAllen	Texas	June 2003	Owned
83.	Nashua	New Hampshire	August 2003	Owned
84.	Erie	Pennsylvania	September 2003	Owned
85.	Green Bay	Wisconsin	September 2003	Owned
86.	Olathe	Kansas	September 2003	Owned
87.	Vestal	New York	November 2003	Leased
88.	Wichita Falls	Texas	December 2003	Owned
89.	Yorktown	Virginia	March 2004	Owned
90.	Durham	North Carolina	March 2004	Leased
91.	Littleton	Colorado	April 2004	Owned
92.	Cranston	Rhode Island	April 2004	Leased
93.	Chantilly	Virginia	April 2004	Leased
94.	Topeka	Kansas	May 2004	Owned
95.	Springfield	Massachusetts	June 2004	Leased
96.	El Paso	Texas	July 2004	Owned
97.	Millville	New Jersey	August 2004	Leased
98.	Yuma	Arizona	August 2004	Owned
99.	Bethlehem	Pennsylvania	August 2004	Leased
100.	Winston-Salem	North Carolina	September 2004	Owned
101.	Royersford	Pennsylvania	October 2004	Leased
102.	Lafayette	Louisiana	October 2004	Leased
103.	Pelham	Alabama	October 2004	Owned
104.	Willoughby	Ohio	December 2004	Owned
105.	Austin	Texas	December 2004	Owned
106.	Baton Rouge	Louisiana	December 2004	Leased

107.	Parker	Colorado	December 2004	Owned
108.	Las Cruces	New Mexico	January 2005	Leased
109.	Jacksonville	North Carolina	February 2005	Owned
110.	Oklahoma City	Oklahoma	February 2005	Owned
111.	Harrisburg	Pennsylvania	March 2005	Leased

Employees

        As of March 29, 2005, the Company employed approximately 15,347 people, of whom 187 were executive and administrative personnel, 553 were restaurant management personnel and the remainder were hourly restaurant personnel. Many of our hourly restaurant employees work part-time. None of our employees are covered by a collective bargaining agreement.

Trademarks

        Our registered trademarks and service marks include, among others, the marks "Texas Roadhouse®" and our stylized logo set forth on the front and back pages of this prospectus. We have registered all of our marks with the United States Patent and Trademark Office. We have registered or have registrations pending for our most significant trademarks and service marks in ten foreign jurisdictions including the European Union. To better protect our brand, we have also registered the Internet domain name "www.texasroadhouse.com." We believe that our trademarks, service marks, and other proprietary rights have significant value and are important to our brand-building efforts and the marketing of our restaurant concept.

Government Regulation

        We are subject to a variety of federal, state and local laws. Each of our restaurants is subject to permitting, licensing and regulation by a number of government authorities, relating to alcoholic beverage control, health, safety, sanitation, building and fire codes, and to compliance with the applicable zoning, land use and environmental laws and regulations. Difficulties in obtaining or failure to obtain required licenses or approvals could delay or prevent the development of a new restaurant in a particular area.

        In 2004, 12.2% of our restaurant sales were attributable to the sale of alcoholic beverages. Alcoholic beverage control regulations require each of our restaurants to apply to a state authority and, in certain locations, county or municipal authorities for a license that must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations affect numerous aspects of restaurant operations, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages.

        The failure of a restaurant to obtain or retain liquor or food service licenses would have a material adverse effect on the restaurant's operations. To reduce this risk, each company restaurant is operated in accordance with procedures intended to assure compliance with applicable codes and regulations.

        We are subject in certain states to "dram shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. We carry liquor liability coverage as part of our existing comprehensive general liability insurance, as well as excess umbrella coverage of $75.0 million per occurrence, with a $10,000 deductible for the first $25.0 million.

        Our restaurant operations are also subject to federal and state laws governing such matters as the minimum hourly wage, unemployment tax rates, sales tax and similar matters, over which we have no control. Significant numbers of our service, food preparation and other personnel are paid at rates related to the federal minimum wage (which currently is $5.15 per hour), and further increases in the minimum wage could increase our labor costs.

Litigation

        Occasionally, we are a defendant in litigation arising in the ordinary course of our business, including claims resulting from "slip and fall" accidents, employment related claims and claims from guests or employees alleging illness, injury or other food quality, health or operational concerns. None of these types of litigation, most of which are covered by insurance, has had a material effect on us, and as of the date of this prospectus, we are not a party to any litigation that we believe would have a material adverse effect on our business.

MANAGEMENT

Executive Officers and Directors

        Set forth below are the name, age, position and a brief account of the business experience of each of our executive officers and directors as of the date of this prospectus:

Name	Age	Position
W. Kent Taylor	49	Chairman of the Company, Director
G. J. Hart	47	President, Chief Executive Officer, Director
Steven L. Ortiz	47	Chief Operating Officer
Scott M. Colosi	40	Chief Financial Officer
Sheila C. Brown	52	General Counsel, Corporate Secretary
Martin T. Hart	69	Director
Gregory N. Moore	55	Director
James F. Parker	58	Director
James R. Ramsey	56	Director
James R. Zarley	60	Director

        W. Kent Taylor.  Mr. Taylor, 49, is our founder and was our Chief Executive Officer from 2000 to October 8, 2004. Upon the completion of our initial public offering, Mr. Taylor became Chairman of the Company, an executive position. Before his founding of our concept in 1993, Mr. Taylor founded and co-owned Buckhead Bar and Grill in Louisville, Kentucky. Mr. Taylor has over 20 years of experience in the restaurant industry.

        G.J. Hart.  Mr. Hart, 47, has served as our President since May 15, 2000. Upon the completion of our initial public offering, Mr. Hart became President and Chief Executive Officer. From October 1995 until May 2000, Mr. Hart was President of Al Copeland Investments in Metairie, Louisiana, a privately held business consisting of four restaurant concepts, hotels, gaming, entertainment and food processing operations. From June 1991 to September 1995, Mr. Hart was President of TriFoods International, Inc., a producer of prepared food products.

        Steven L. Ortiz.  Mr. Ortiz, 47, has served as our Executive Vice President of Operations since May 2001. Upon the completion of our initial public offering, Mr. Ortiz became Chief Operating Officer. Mr. Ortiz joined our company in 1996 as a Market Partner in which capacity he was responsible for developing and starting new Texas Roadhouse restaurants in Texas. From 1982 to 1996, Mr. Ortiz was employed by Bennigan's Restaurants in various capacities, including General Manager, Area Director and Regional Vice President. Mr. Ortiz has over 20 years of experience in the restaurant industry.

        Scott M. Colosi.  Mr. Colosi, 40, has served as our Chief Financial Officer since September 2002. From 1992 until September 2002, Mr. Colosi was employed by Yum! Brands, Inc. Yum! Brands is the worldwide parent company of Taco Bell, KFC, Pizza Hut, Long John Silver's and A&W All-American Food. During this time, Mr. Colosi served in various financial positions and, immediately prior to joining us, was Director of Investor Relations. Mr. Colosi has 17 years of experience in the restaurant industry.

        Sheila C. Brown.  Ms. Brown, 52, has served as our General Counsel and Secretary since November 2001. From August 2000 to November 2001, Ms. Brown was our Director of Property Acquisition and, from September 1998 to August 2000, Development Coordinator, in which capacity Ms. Brown was responsible for our real estate development activities. Ms. Brown has over 20 years of experience in the restaurant industry.

        Martin T. Hart.  Mr. Hart, 69, has been a private investor in the Denver, Colorado area since 1969. He has owned and developed a number of companies into successful businesses, and has served on the Board of Directors for many public and private corporations. Presently, Mr. Hart is serving on the Board of Directors of the following public companies: ValueClick, Inc.; MassMutual Corporate Investors, an investment company; MassMutual Participation Investors, an investment company; and, Spectranetics Corporation, a medical device company. He also continues to serve on the Board of Directors of several private companies. Mr. Hart is a certified public accountant. He is the past Chairman of the Board of Trustees of Regis University.

        Gregory N. Moore.  Mr. Moore, 55, served as the Senior Vice President and Controller of Yum! Brands, Inc. through April 2005. Prior to becoming Yum! Brands' Controller, Mr. Moore was the Vice President and General Auditor of Yum! Brands. Before that, he was with PepsiCo, Inc. and held the position of Vice President, Controller of Taco Bell and Controller of PepsiCo Wines & Spirits International, a division of PepsiCola International. Before joining PepsiCo, he was an Audit Manager with Arthur Young & Company in its New York City and Stamford, Connecticut offices. Mr. Moore is a certified public accountant in the States of New York and California.

        James F. Parker.  Mr. Parker, 58, served as Chief Executive Officer and Vice-Chairman of the Board of Southwest Airlines Co. from June 2001 through July 2004. Before serving at Southwest as Chief Executive Officer, Mr. Parker served as General Counsel of that company from 1986 until June 2001, and was previously a shareholder in the San Antonio, Texas law firm of Oppenheimer, Rosenberg, Kelleher and Wheatley.

        James R. Ramsey.  Mr. Ramsey, 56, became president of the University of Louisville on November 14, 2002, after serving as acting president since September 2, 2002. Before becoming president, he had served as senior policy advisor and state budget director for the Commonwealth of Kentucky as well as senior professor of economics and public policy at the University of Louisville since 1999. Mr. Ramsey has held numerous academic positions, including serving as vice chancellor for finance and administration at both the University of North Carolina at Chapel Hill and Western Kentucky University. He has been associate dean, assistant dean and director of public administration in the College of Business Administration at Loyola University and a research associate for the University of Kentucky's Center for Public Affairs. He has served on the faculties of the University of North Carolina at Chapel Hill, Western Kentucky University, the University of Kentucky, Loyola University and Middle Tennessee State University in addition to the University of Louisville. Mr. Ramsey has also held a number of positions in state government, including interim commissioner of the Office of the New Economy and special advisor to the chairman of the Kentucky Council on Postsecondary Education.

        James R. Zarley.  Mr. Zarley, 60, is the Chairman of the Board, President and Chief Executive Officer of ValueClick, Inc., a single-source provider of media, technology and services across major interactive marketing channels. He has served as Chairman, and has been an advisor to ValueClick, Inc., since May 1998. In February 1999, Mr. Zarley joined ValueClick, Inc. in a full-time capacity and in May 1999 he became Chief Executive Officer. In January 2001, Mr. Zarley assumed the added position of President of ValueClick, Inc. Before joining ValueClick, Inc., from April 1987 to December 1996, Mr. Zarley was Chief Executive Officer of Quantech Investments, an information services company. From December 1996 to May 1998, Mr. Zarley was the Chairman and Chief Executive Officer of Best Internet until its merger with Hiway Technologies, a Web hosting company, in May 1998. From May 1998 to January 1999, Mr. Zarley was the Chief Operating Officer of Hiway Technologies until its merger with Internet service provider, Verio, Inc.

Board Composition

        Our bylaws provide for a Board of Directors consisting of not less than one nor more than 15 members. Our Board is divided into three classes, each serving staggered three-year terms.

  •
  The term of our Class I directors, Messrs. Ramsey and Zarley, will expire at our annual meeting in 2008;

  •
  The term of our Class II directors, Messrs. Taylor and M. Hart, will expire at our annual meeting in 2006; and

  •
  The term of our Class III directors, Messrs. Parker, Moore and G.J. Hart, will expire at our annual meeting in 2007.

        As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective terms. Each officer is elected by the Board of Directors and serves at its discretion.

        Because of Mr. Taylor's controlling ownership position that results from his holdings of Class B common stock, we are not subject to the director independence requirements applicable to most Nasdaq National Market companies. However, the majority of our directors are independent.

Board Committees

        Our Board has three standing committees: the audit committee, the compensation committee and the nominating and corporate governance committee. In connection with our initial public offering, the Board adopted a written charter for each of these committees, which sets out the functions and responsibilities of each committee. The charters of these committee are available in their entirety on the Company's website, www.texasroadhouse.com. Please note, however, that the information contained on the website is not incorporated by reference in, or considered to be a part of, this prospectus.

        Audit Committee.    As described in its charter, the audit committee assists our Board in fulfilling its oversight responsibility relating to: (i) the integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independence and performance of the Company's internal and external auditors and (iv) the Company's internal controls and financial reporting practices. The audit committee is also required to pre-approve all audit and permitted non-audit services provided by our independent auditors. All of the members of the audit committee are "independent," as that term is defined under Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards and meet the criteria for independence under the Sarbanes-Oxley Act of 2002 and the rules adopted by the Securities and Exchange Commission. The members of the audit committee as of the date of this prospectus are Messrs. Martin Hart, Moore and Ramsey. Mr. Moore joined the committee on March 31, 2005. Prior to that, Mr. Zarley was a member of the committee during 2004 and the first three months of 2005. The Board evaluated the credentials and designated Messrs. Moore and Hart as "audit committee financial experts" as required by Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Hart served as the chair of the audit committee until March 2005, at which time Mr. Moore was appointed as chair. The audit committee met two times during the fiscal year 2004.

        Compensation Committee.    As described in its charter, the compensation committee: (i) assists the Board in fulfilling its responsibilities relating to the design, administration and oversight of employee compensation programs and benefit plans of the Company's executive officers, (ii) discharges the Board's duties relating to the compensation of the Company's directors and (iii) reviews the performance of the Company's executive officers. The compensation committee is also responsible for producing an annual report on executive compensation for inclusion in the proxy statement. All of the members of the compensation committee are "independent" under all applicable rules, including the listing standards under Rule 4200(a)(15) of the National Association of Securities Dealers and the requirements of the Securities and Exchange Commission. The members of the compensation committee are Messrs. Martin Hart, Parker and Ramsey. Mr. Hart served as chair of the compensation committee until March 2005, at which time Mr. Parker was appointed as chair. Before the Company's initial public offering completed on October 8, 2004, compensation was determined solely at the discretion of W. Kent Taylor. The compensation committee did not meet during the fiscal year 2004.

        Nominating and Corporate Governance Committee.    As described in its charter, the nominating and corporate governance committee assists our Board in: (i) identifying individuals qualified to become Board members and recommending nominees to the Board either to be presented at the annual meeting or to fill and vacancies, (ii) considering and reporting periodically to the Board on matters relating to the identification, selection and qualification of director candidates and (iii) developing and recommending to the Board a set of corporate governance principles. All of the members of the nominating and corporate governance committee are "independent" under all applicable rules, including the listing standards under Rule 4200(a)(15) of the National Association of Securities Dealers and the requirements of the Securities and Exchange Commission. The members of the nominating and corporate governance committee are Messrs. Martin Hart, Parker and Zarley. Mr. Hart is the chair of the committee. The nominating and corporate governance committee did not meet during the fiscal year 2004.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serve on the compensation committee or Board of Directors of any other company of which any of the members of our compensation committee or any of our directors is an executive officer. While serving as one of our officers, neither Mr. Taylor nor Mr. G.J. Hart will serve as a member of our compensation committee.

Limitation of Liability and Indemnification

        Our certificate of incorporation and bylaws limit the liability of directors to the maximum extent permitted by Delaware law. Specifically, a director will not be personally liable for monetary damages for breach of fiduciary duty as a director, except liability for:

  •
  any breach of their duty of loyalty to us or our stockholders;

  •
  acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  •
  any transaction from which the director derived an improper personal benefit.

        The limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

        Our bylaws provide that we will indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also provide that we shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding and we may advance expenses incurred by our employees or other agents in advance of the final disposition of any action or proceeding. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in his or her capacity as an officer, director, employee or other agent. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the Board of Directors. These agreements provide for the indemnification of directors and officers to the fullest extent permitted by Delaware law, whether or not expressly provided for in our bylaws, and set forth the process by which claims for indemnification are considered. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain the services of highly qualified persons as directors and officers.

        The limited liability and indemnification provisions in our certificate of incorporation, bylaws and indemnification agreements may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder's investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

        At present, there is no pending litigation or proceeding involving any director, officer or employee in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted for directors, officers and controlling persons of us pursuant to the foregoing provisions or otherwise, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Compensation of Independent Directors

        Non-employee directors each receive an annual fee of $12,500. The chairperson of the audit committee receives an additional annual fee of $7,500. Each non-employee director receives $2,000 for each meeting he attends in person and $500 for each meeting he participates in telephonically. Additionally, each non-employee director receives $1,000 for each committee meeting he or she attends in person and $500 for each committee meeting he or she participates in telephonically. Each non-employee director also received a one-time option grant to purchase 20,000 shares of our Class A common stock. These non-employee director options will become exercisable in 33 1/3% increments annually beginning one year from the grant date.

Executive Compensation

        The following table sets forth the total compensation paid or accrued for G.J. Hart, who became our President and Chief Executive Officer on October 8, 2004, W. Kent Taylor, our Chief Executive Officer before October 8, 2004 who currently serves in the executive capacity as Chairman of the Company, and each of our three other most highly compensated executive officers whose combined salary and bonus exceeded $100,000 during the periods noted below for services rendered to us in all capacities (our "named executive officers").

Summary Compensation Table

	Annual Compensation					Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary ($)	Earned Bonus ($)	Other Annual Compensation ($)		Securities Underlying Options (#)
W. Kent Taylor Chairman	2004 2003	64,615 —	— —	— —		— —
G.J. Hart President, Chief Executive Officer	2004 2003	374,371 338,679	110,221 127,975	— —		195,938 —
Steven L. Ortiz Chief Operating Officer	2004 2003	73,846 —	139,886 174,858	83,333 100,000	(1) (2)	160,281 28,653
Scott M. Colosi Chief Financial Officer	2004 2003	190,298 179,615	74,188 80,725	— —		59,375 —
Sheila C. Brown General Counsel, Corporate Secretary	2004 2003	99,877 93,269	24,575 29,575	— —		5,569 8,720

(1)
Mr. Ortiz received payments of $83,333 in 2004 for restaurant management fees.

(2)
Mr. Ortiz received payments of $100,000 in 2003 for restaurant management fees.

Stock Option Grants in Fiscal 2004

        The following table presents information with respect to stock option grants that were made during fiscal 2004 to the Named Executive Officers. All option grants relate solely to Class A common stock.

	Individual Grants
	Number of Securities Underlying Options Granted (# of Shares)	Percent of Total Options Granted to Employees in Fiscal Year					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (1)
Name				Exercise or Base Price per Share		Expiration Date
							5%		10%
W. Kent Taylor	—	—			NA	NA		NA		NA
G.J. Hart	195,938	19.2%			$17.50	10/08/2014		$2,156,426		$5,464,807
Steven L. Ortiz	5,793 17,781 142,500	0.5 1.7 13.9	% % %	$ $ $	9.18 17.50 17.50	12/31/2013 10/04/2014 10/08/2014	$ $ $	33,445 195,692 1,568,306	$ $ $	84,755 495,921 3,974,395
Scott M. Colosi	59,375	5.8%			$17.50	10/08/2014		$653,461		$1,655,998
Sheila C. Brown	1,670 5,569	0.1 0.5	% %	$ $	9.18 17.50	12/31/2013 10/04/2014	$ $	9,641 61,279	$ $	24,433 155,294

(1)
The dollar amounts in this table represent the potential realizable value of the stock options granted, assuming that the market price of the Class A common stock appreciates in value from the date of grant to the end of the option term at annualized rates of 5% and 10% but before taxes associated with exercise. Therefore, these amounts are not the actual value of the options granted and are not intended to forecast possible future appreciation, if any, in the price of the Class A common stock. No assurance can be given that the price of the Class A common stock will appreciate at these rates or experience any appreciation.

Stock Option Exercises and Holdings

        The following table presents information with respect to stock options exercised during the fiscal year ended December 28, 2004 by our executive officers, as well as the current status and current values of unexercised stock options held by them as of December 28, 2004. All option information relates solely to our Class A common stock.

	Aggregate Option Exercises in the Last Fiscal Year and Fiscal Year End Option Values
			Number of Securities Underlying Unexercised Options at 2004 Fiscal Year End		Value of Unexercised In-The-Money Options at 2004 Fiscal Year End (2)
Name	Shares Acquired On Exercise	Value Realized (1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
W. Kent Taylor	—	NA	—	—	—	—
G.J. Hart	—	NA	944,061	320,625	$24,766,732	$5,559,565
Steven L. Ortiz	44,111	$570,732	84,301	166,074	$1,842,316	$1,991,264
Scott M. Colosi	—	NA	—	237,500	—	$4,668,656
Sheila C. Brown	2,291	$31,694	38,848	7,238	$887,036	$98,579

(1)
As all options were exercised before our initial public offering, Value Realized was determined by multiplying the number of shares acquired on exercise by the difference between $17.50 per share (the initial offering price of our Class A common stock) and the exercise price.

(2)
The value of unexercised in-the-money options represents the total gain which would be realized if all in-the-money options held at December 28, 2004 were exercised, determined by multiplying the number of shares underlying the options by the difference between the closing price on December 28, 2004 and the per share option exercise price.

Employment Agreements

        We have entered into employment agreements with each of W. Kent Taylor, G. J. Hart, Steven L. Ortiz, Scott M. Colosi and Sheila C. Brown, each of which commenced upon the completion of our initial public offering and continues until the end of the twelfth full fiscal quarter thereafter. Each officer has agreed not to compete with us during the term of his employment and for a period of two years following his termination of employment.

        Pursuant to the terms of Mr. Taylor's Employment Agreement, during 2004 after the completion of our initial public offering, Mr. Taylor served as our Chairman and was entitled to receive, among other things: (1) an annual base salary of $300,000, and (2) an annual performance bonus of up to $200,000.

        Pursuant to the terms of Mr. Hart's Employment Agreement, during 2004 after the completion of our initial public offering, Mr. Hart served as our President and Chief Executive Officer and was entitled to receive, among other things: (1) an annual base salary of $500,000, (2) an annual performance bonus of up to $300,000 and (3) additional options under our 2004 Equity Incentive Plan to purchase an aggregate of 195,938 shares of our Class A common stock which vest over a three-year period.

        Pursuant to the terms of Mr. Ortiz' Employment Agreement, during 2004 after the completion of our initial public offering, Mr. Ortiz served as our Chief Operating Officer and was entitled to receive, among other things: (1) an annual base salary of $400,000, (2) an annual performance bonus of up to $200,000 and (3) additional options under our 2004 Equity Incentive Plan to purchase an aggregate of 142,500 shares of our Class A common stock which vest over a three-year period.

        Pursuant to the terms of Mr. Colosi's Employment Agreement, during 2004 after the completion of our initial public offering, Mr. Colosi served as our Chief Financial Officer and was entitled to receive, among other things: (1) an initial annual base salary of $210,000, (2) an annual performance bonus of up to $115,000 and (3) additional options under our 2004 Equity Incentive Plan to purchase an aggregate of 59,375 shares of our Class A common stock which vest over a three-year period.

        Pursuant to the terms of Ms. Brown's Employment Agreement, during 2004 after the completion of our initial public offering, Ms. Brown served as our General Counsel and Corporate Secretary and was entitled to receive, among other things: (1) an annual base salary of $120,000, and (2) an annual performance bonus of up to $40,000. In February 2005, the compensation committee increased Ms. Brown's annual salary from $120,000 to $150,000, increased her potential annual performance bonus from $40,000 to $50,000, and authorized the grant of additional stock options under our 2004 Equity Incentive Plan to purchase 51,563 shares of our Class A common stock which vest over a three-year period.

        In February 2005, the compensation committee authorized a revised bonus program for our executive officers. If we achieve our earnings per basic share ("EPS") target for fiscal 2005, the executive officers will receive the performance bonus set forth in their Employment Agreements. For each $0.01 EPS above the target, the performance bonuses will be increased by 7% up to a maximum of 100%. For each $0.01 EPS below the target, the performance bonuses will be reduced by 7% up to a maximum of 100%. The target will be adjusted for acquisitions or divestitures, accounting changes, and other extraordinary events as determined appropriate by the compensation committee.

        No severance will be paid to Mr. Taylor, Mr. Hart or Mr. Ortiz upon termination of employment. If we terminate Mr. Colosi's or Ms. Brown's employment without cause before the end of the term, and if Mr. Colosi or Ms. Brown signs a release of all claims against us, we will pay a severance payment equal to the officer's then current base salary for a period of 180 days in addition to 50% of the performance bonus earned by the officer during the last four full fiscal quarters of employment with us.

        The employment agreements with the officers other than Mr. Taylor provide that if there is a change of control of the company and the officer's employment is terminated other than for "cause," or if the officer resigns because he is required to move, the company successor does not agree to be bound by the agreement, or the officer's duties, pay or total benefits are reduced, all of officer's unvested stock options will vest and be immediately exercisable.

Employee Plans

  2004 Equity Incentive Plan

        Our Board of Directors adopted our 2004 Equity Incentive Plan which was approved by our stockholders.

        Administration.    The 2004 Equity Incentive Plan provides that the Board of Directors administers the incentive plan unless it delegates administration to a committee. The Board of Directors has delegated its administration to the Compensation Committee. The Board of Directors has the authority to construe, interpret and amend the incentive plan as well as to determine:

  •
  the grant recipients;

  •
  the grant dates;

  •
  the number of shares subject to the award;

  •
  the exercisability and vesting of the award;

  •
  the exercise price;

  •
  the type of consideration; and

  •
  the other terms of the award.

        Share Reserve.    We have reserved a total of 8,000,000 shares of our Class A common stock for issuance under the incentive plan. On January 1 of each year during the term of the plan, beginning on January 1, 2005 through and including January 1, 2014, the number of shares in the reserve automatically will be increased by the lesser of:

  •
  1.0% of our then-outstanding shares of Class A common stock, or

  •
  500,000 shares of Class A common stock.

        However, the automatic increase is subject to reduction by the Board of Directors. If the recipient of a stock award does not purchase the shares subject to his or her stock award before the stock award expires or otherwise terminates, the shares that are not purchased again become available for issuance under the incentive plan.

        Eligibility and Types of Awards.    The Board of Directors may grant incentive stock options that qualify under Section 422 of the Internal Revenue Code to our employees and to the employees of our affiliates. The Board of Directors may also grant non-statutory stock options, stock bonuses and rights to acquire restricted stock to our employees, directors and consultants as well as to the employees, directors and consultants of our affiliates.

        Section 162(m).    Section 162(m) of the Internal Revenue Code, among other things, denies a deduction to publicly held corporations for compensation paid to the Chief Executive Officer and the four highest compensated officers in a taxable year to the extent that the compensation for each officer exceeds $1.0 million. When we become subject to Section 162(m), in order to prevent options granted under the incentive plan from being included in compensation, the Board of Directors may not grant options under the incentive plan to an employee covering an aggregate of more than 2,000,000 shares in any calendar year.

        Option Terms.    The Board of Directors may grant incentive stock options with an exercise price of not less than the fair market value of a share of our Class A common stock on the grant date. The Board of Directors may grant non-statutory stock options with an exercise price not less than 85.0% of the fair market value of a share of our Class A common stock on the grant date. However, due to adverse tax consequences to the recipient, it is unlikely the Board of Directors will issue any options with an exercise price less than fair market value.

        The maximum option term is ten years. Subject to this limitation, the Board of Directors may provide for exercise periods of any length in individual option grants. However, generally an option terminates three months after the option holder's service to our affiliates and to us terminates. If this termination is due to the option holder's disability, the exercise period generally is extended to 12 months. If this termination is due to the option holder's death or if the option holder dies within three months after his or her service terminates, the exercise period generally also is extended to 12 months following the option holder's death.

        The Board of Directors may provide for the transferability of non-statutory stock options but not incentive stock options. However, the option holder may designate a beneficiary to exercise either type of option following the option holder's death. If the option holder does not designate a beneficiary, the option holder's option rights will pass by his or her will or by the laws of descent and distribution.

        Terms of Other Stock Awards.    The Board of Directors determines the purchase price of other stock awards. However, the Board of Directors may award stock bonuses in consideration of past services without a purchase payment. Shares that we sell or award under the incentive plan may, but need not be, restricted and subject to a repurchase option in our favor in accordance with a vesting schedule that the Board of Directors determines. The Board of Directors, however, may accelerate the vesting of the restricted stock.

        Other Provisions.    Transactions not involving our receipt of consideration, including a merger, consolidation, reorganization, stock dividend, and stock split, may change the class and number of shares subject to the incentive plan and to outstanding awards. In that event, the Board of Directors will appropriately adjust the incentive plan as to the class and the maximum number of shares subject to the incentive plan, to the annual increase to the shares subject to the incentive plan, and to the Section 162(m) limit. It also will adjust outstanding awards as to the class, number of shares and price per share subject to the awards.

        If we dissolve or liquidate, then outstanding stock awards will terminate immediately before this event. However, we treat outstanding stock awards differently in the following situations:

  •
  a sale of substantially all of our assets;

  •
  a merger or consolidation in which we are not the surviving corporation;

  •
  a reverse merger in which we are the surviving corporation but the shares of our common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise; or

  •
  a sale of at least 50.0% of the outstanding securities of the company.

        In these situations, the surviving entity may either assume or replace all outstanding awards under the incentive plan. If the surviving entity does not assume or replace outstanding awards, then generally the vesting and exercisability of the awards will accelerate.

        Stock Awards Granted.    As of March 29, 2005, options to purchase 4,439,415 shares of our Class A common stock at a weighted average exercise price of $8.96 were outstanding; with 2,761,139 shares of our Class A common stock remaining available for future grant. As of March 29, 2005, the Board of Directors had not granted any stock bonuses or restricted stock under the incentive plan.

        Plan Termination.    The incentive plan will terminate in 2014 unless the Board of Directors terminates it sooner.

        Adjustments for Stock Dividends and Similar Events.    The compensation committee will make appropriate adjustments in outstanding awards and the number of shares of our Class A common stock available for issuance under the equity incentive plan, including the individual limitations on awards, to reflect common stock dividends, stock splits, spin-offs and other similar events.

  401(k) Plan

        We sponsor the Texas Roadhouse Management Corp. 401(k) Plan, referred to as the 401(k) Plan, a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code. All non-highly compensated full-time salaried employees who are at least 21 years old are eligible to participate. Participants may make pre-tax contributions to the 401(k) Plan of up to 100.0% of their eligible earnings, subject to a statutorily prescribed annual limit. We do not currently make matching contributions to the 401(k) Plan. Each participant is fully vested in his or her contributions. Contributions by the participants or by us to the 401(k) Plan, and the income earned on such contributions, are generally not taxable to the participants until withdrawn. Contributions by us, if any, are generally deductible by us when made. All contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions With Restaurants in Which Related Parties Have an Interest

        Immediately before the completion of our initial public offering, we completed a tax free combination of our operations under Texas Roadhouse, Inc. in which, among other things, we acquired all of the equity interests in one franchise restaurant in exchange for 144,645 shares of Class A common stock and the remaining equity interests in all 31 of our majority-owned or controlled company restaurants in exchange for 3,030,684 shares of Class A common stock, of which W. Kent Taylor received 671,089 shares. Of these 31 restaurants, listed below are the 26 restaurants in which certain of our executive officers, directors and 5% stockholders identified below, or their family members, had an interest. Also as set forth below, beginning in 2003, we loaned funds that we borrowed under our credit facility to 13 of these restaurants that were majority-owned or controlled by us. The restaurants borrowed the funds to refinance their real estate and equipment purchases. The loans' interest rates were equal to those paid by us on such funds. As set forth below, the outstanding loan balances as of October 7, 2004 totaled $13.8 million. The loans under the credit facility were paid off from the proceeds of our initial public offering.

Restaurant	Outstanding Loan Balance as of October 7, 2004	Related Party and Ownership % as of October 7, 2004
Amarillo, TX	$1,321,787	Steven L. Ortiz (42.4%)
Boise, ID	—	W. Kent Taylor (50.0%) Martin T. Hart (8.5%)
Cheyenne, WY	—	W. Kent Taylor (40.0%) Martin T. Hart (17.0%)
College Station, TX	—	Steven L. Ortiz (27.2%)
Conroe, TX	1,238,237	Steven L. Ortiz (34.9%)
Corpus Christi, TX	1,119,948	Steven L. Ortiz (29.1%)
Denton, TX	1,438,963	Steven L. Ortiz (37.9%)
Decatur, IL	320,238	Martin T. Hart (8.5%)
Elkhart, IN	1,155,069	G. J. Hart (45.0%)
Elyria, OH	438,249	W. Kent Taylor (47.5%) G. J. Hart (47.5%)
Fort Wayne, IN	—	W. Kent Taylor (55.0%) Martin T. Hart (8.5%)
Friendswood, TX	1,022,547	Steven L. Ortiz (42.4%)
Grand Junction, CO	—	W. Kent Taylor (9.9%)
Grand Prairie, TX	—	Steven L. Ortiz (22.4%)
Houston, TX	1,372,280	Steven L. Ortiz (27.1%)
Lansing, MI	—	W. Kent Taylor (70.0%)
Live Oak, TX	—	Steven L. Ortiz (24.7%)
Longview, TX	—	Steven L. Ortiz (49.6%)
Lubbock, TX	—	W. Kent Taylor (47.5%) Steven L. Ortiz (37.5%)
Mesquite, TX	—	W. Kent Taylor (37.5%) G.J. Hart (10.0%)
New Philadelphia, OH	—	W. Kent Taylor (50.1%)
Lynchburg, VA	1,345,711	G.J. Hart (45.0%)

Richmond, VA	1,242,415	G.J. Hart (45.0%)
Texarkana, TX	853,676	Steven L. Ortiz (24.8%)
Tyler, TX	930,180	Steven L. Ortiz (27.4%)
Waco, TX	—	W. Kent Taylor (40.0%) Steven L. Ortiz (10.0%) Martin T. Hart (8.5%)

        In exchange for the equity interests in the above restaurants, we issued shares of our Class A common stock to the following directors and executive officers, including their immediate family members and entities under their control: W. Kent Taylor (708,434 shares), G. J. Hart (235,294 shares), Steven L. Ortiz (984,654 shares) and Martin T. Hart (99,808 shares).

        As part of the combination, we also issued 17,814,538 shares of our Class A common stock to the equity holders of Texas Roadhouse Holdings LLC, which included, among others, the executive officers, directors and 5% stockholders listed below, in exchange for their membership shares in Texas Roadhouse Holdings LLC. None of the equity holders of Texas Roadhouse Holdings LLC received cash in exchange for their equity interests; however, cash payments were made to such equity holders for unpaid distributions relating to the undistributed net income of Texas Roadhouse Holdings LLC for periods before the effective date of the combination of our operations under Texas Roadhouse, Inc. In April 2005, we made a cash distribution of $31.2 million in redemption of preferred shares of Texas Roadhouse Holdings LLC relating to its income for periods prior to October 8, 2004. In 2004, our executive officers, directors and 5% stockholders also received their proportionate share of the additional payments made to the equity holders of Texas Roadhouse Holdings LLC relating to its undistributed net income from June 30, 2004 to October 8, 2004. The following table sets forth the number of shares of Class A common stock our executive officers, directors, 5% stockholders and affiliates received in exchange for their direct and indirect membership interests in Texas Roadhouse Holdings LLC, the amount of cash such persons received in 2004 as well as the amount of cash such persons received from the $31.2 million cash payment in 2005.

	2004
Name			2005 Payment
	Shares(#)	Payment
W. Kent Taylor (Chairman of the Company)	9,952,136	$1,765,000	$17,378,000
G. J. Hart (President, Chief Executive Officer)	124,688	22,000	213,000
Steven L. Ortiz (Chief Operating Officer)	—	12,000	29,000	*
Scott M. Colosi (Chief Financial Officer)	—	—	—
Sheila C. Brown (General Counsel, Corporate Secretary)	—	1,000	2,000	*
Martin T. Hart (Director)	47,499	8,000	81,000

*
Payment derived from indirect ownership of shares.

        Before the initial public offering, our executive officers, directors and 5% stockholders received their proportionate share of the distributions of a portion of the net income made by Texas Roadhouse Holdings LLC and our other predecessor entities to their equity holders.

        In addition, as part of the combination, we:

  •
  acquired Texas Roadhouse Development Corporation, which holds the rights to franchise Texas Roadhouse restaurants, from its stockholders in exchange for 2,339,375 shares of our Class A common stock, including 1,754,531 shares issued to W. Kent Taylor;

  •
  acquired WKT Restaurant Corp., which owned 178,125 common shares of Texas Roadhouse Holdings LLC and the right to receive a one percent distribution on all sales of company and license Texas Roadhouse restaurants, from W. Kent Taylor in exchange for 178,125 shares of our Class A common stock and 2,632,688 shares of our Class B common stock; and

  •
  acquired Texas Roadhouse Management Corp., which provides management services to Texas Roadhouse Holdings LLC, Texas Roadhouse Development Corporation and certain license and franchise restaurants, from its stockholders in exchange for 765,502 shares of Class A common stock, including 4 shares to W. Kent Taylor, 67,709 shares to Steven L. Ortiz and 4,393 shares to Sheila C. Brown.

        In connection with the combination, we granted registration rights to W. Kent Taylor and some of our stockholders.

Management Services

        Before our combination, Texas Roadhouse Development Corporation, which has the right to franchise Texas Roadhouse restaurants, was owned by W. Kent Taylor and three of our former 5% stockholders and their family members. Texas Roadhouse Holdings LLC, through Texas Roadhouse Management Corp., provided management services to Texas Roadhouse Development Corporation for a fee equal to the net income of Texas Roadhouse Development Corporation after required distributions to the stockholders. One percent of the gross sales of all restaurants franchised by Texas Roadhouse Development Corporation is required to be distributed to the stockholders. The management fee totaled $4.2 million, $4.9 million and $4.5 million for 2002, 2003 and 2004, respectively.

        Before our combination, W. Kent Taylor owned all of the outstanding voting shares of Texas Roadhouse Management Corp. which provides management services to us and our affiliated entities. In 2002, 2003 and 2004, we paid Texas Roadhouse Management Corp. $103.6 million, $136.6 million and $175.7 million, respectively, all of which represented a pass through of Texas Roadhouse Management Corp.'s costs of providing such services.

Grants of Franchise or License Rights

        We have licensed or franchised restaurants to companies owned by the executive officers, directors and 5% stockholders listed below. The licensing or franchise fees paid by these companies to us range from 0.0% to 3.5% of restaurant sales. None of these restaurants were acquired by us in the combination.

				Fees Paid to Us
Restaurant	Name and Ownership	Initial Franchise Fee	Royalty Rate	2002	2003	2004	2005 YTD
				($ in thousands)
Billings, MT	W. Kent Taylor (55.0%) Scott M. Colosi (2.0%)	0	3.5%	—	27.0	164.8	39.0
Brownsville, TX	W. Kent Taylor (30.0%) G.J. Hart (30.0%) Steven L. Ortiz (30.0%)	0	3.5%	—	91.1	133.5	38.0
Everett, MA	W. Kent Taylor (59.0%)	0	3.5%	—	160.8	233.1	62.0
Longmont, CO	W. Kent Taylor (47.5%)	0	3.5%	—	—	93.1	32.4
Melbourne, FL(1)	W. Kent Taylor (34.0%)	0	0	83.8	85.7	90.5	26.5
McKinney, TX	G.J. Hart (30.0%) Steven L. Ortiz (30.0%) Scott M. Colosi (2.0%)	0	3.5%	—	—	64.3	41.5
Muncie, IN(2)	W. Kent Taylor (9.9%)	0	50,000 per year	50.0	50.0	50.0	—
New Berlin, WI	G.J. Hart (30.0%) Steven L. Ortiz (30.0%) Scott M. Colosi (2.0%)	0	3.5%	—	—	—	1.0
Port Arthur, TX	W. Kent Taylor (30.0%) G. J. Hart (30.0%) Steven L. Ortiz (30.0%) Scott M. Colosi (3.0%)	0	3.5%		7.9	161.0	41.7
Wichita, KS	W. Kent Taylor (51.1%) Scott M. Colosi (4.0%)	0	3.5%	—	—	8.2	56.1

(1)
Licensed restaurant which opened in September 1996

(2)
Licensed restaurant which opened in November 1996

        Before our initial public offering, we entered into franchise agreements or preliminary franchise agreements with the following executive officers, directors and 5% stockholders to develop restaurants that had not opened as of March 29, 2005.

Restaurant	Name and Ownership(%)
Bossier City, LA	Steven L. Ortiz (65.0%)
Missoula, MT	W. Kent Taylor (95.0%)
Shreveport, LA	G. J. Hart (85.0%) Scott M. Colosi (10.0%)
Omaha, NE	G. J. Hart (71.5%) Scott M. Colosi (10.0%)
Temple, TX	Steven L. Ortiz (78.0%)

        The terms of such franchise agreements and preliminary franchise agreements provide for no initial franchise fees and royalties of 3.5% of restaurant sales. During 2004, we received no payments from these franchise restaurants as none were due. The executive officers will not be granted any additional franchise rights.

        The franchise agreements and preliminary franchise agreements that we have entered into with our executive officers, directors and 5% stockholders contain the same terms and conditions as those agreements that we enter into with our other franchisees, with the exception of the initial franchise fees and the royalty rates, which are currently $40,000 and 4.0%, respectively, for our other franchisees. With the exception of the Melbourne, FL and Muncie, IN licensed restaurants, we have the contractual right, but not the obligation, to acquire the restaurants owned by our executive officers, directors and 5% stockholders based on a pre-determined valuation formula which is the same as the formula contained in the franchise agreements that we have entered into with other franchisees with whom we have such rights. A preliminary agreement for a franchise may be terminated if the franchisee does not identify and obtain our approval of its restaurant management personnel, locate and obtain our approval of a suitable site for the restaurant or does not demonstrate to us that it has secured necessary capital and financing to develop the restaurant. Once a franchise agreement has been entered into, it may be terminated if the franchisee defaults in the performance of any of its obligations under the agreement, including its obligations to operate the restaurant in strict accordance with our standards and specifications. A franchise agreement may also be terminated if a franchisee dies, becomes disabled or becomes insolvent, fails to make its required payments, creates a threat to the public health or safety, ceases to operate the restaurant, or misuses the Texas Roadhouse trademarks.

Other Related Transactions

        Prior to October 8, 2004, W. Kent Taylor owned a substantial interest in Buffalo Construction, Inc., a restaurant construction business which provides services to the Company and other restaurant companies. From December 31, 2003 through October 8, 2004, the Company paid $17.1 million to Buffalo Construction, Inc. The Company paid Buffalo Construction, Inc. amounts totaling $20.4 million, $15.0 million and $5.3 million in 2002, 2003 and for the thirteen weeks ended March 30, 2004, respectively. In October 2004, W. Kent Taylor sold his interest in Buffalo Construction, Inc. Mr. Taylor received a promissory note in the amount of $1.5 million from the purchaser of Buffalo Construction, Inc. in partial consideration of the purchase.

        The Longview, Texas restaurant, which was acquired by the Company in connection with the completion of our initial public offering, leases the land and restaurant building from an entity controlled by Steven L. Ortiz, our Chief Operating Officer. The lease is for 15 years and will terminate in November 2014. The lease can be renewed for two additional periods of five years each. Rent is approximately $16,000 per month and will increase by 5% on each of the 6th and 11th anniversary dates of the lease. The lease can be terminated if the tenant fails to pay the rent on a timely basis, fails to maintain the insurance specified in the lease, fails to maintain the building or property or becomes insolvent. Total rent payments in each of the years 2002, 2003 and 2004 were approximately $186,000, and were approximately $51,000 through March 29, 2005.

        The Elizabethtown, Kentucky restaurant is currently leased from an entity owned by W. Kent Taylor and three other stockholders. The lease is for 10 years and will terminate on March 31, 2007. The lease can be renewed for three additional periods of five years each. Rent throughout the term is $12,000 per month. The lease can be terminated if the tenant fails to pay rent on a timely basis, fails to maintain insurance, abandons the property or becomes insolvent. Rent expense for this restaurant was $0.1 million in each of the years 2002 through 2004, and was approximately $37,000 through March 29, 2005.

        The Company employs Juli Miller Hart, the wife of G.J. Hart, the Company's President and Chief Executive Officer, as Director of Public Relations, for which she was paid total compensation of $107,800 for services rendered in 2002, $132,800 for services rendered in 2003, $136,815 for services rendered in 2004, and $40,080 for services rendered through March 29, 2005. Ms. Hart reports to W. Kent Taylor who conducts her performance reviews and determines her compensation.

        WKT Restaurant Corp., which was owned by W. Kent Taylor, was entitled to receive a one percent distribution royalty as consideration for its contribution of the Texas Roadhouse operating system and concept to Texas Roadhouse Holdings LLC. Texas Roadhouse Holdings LLC paid WKT Restaurant Corp. royalties of $2.1 million and $2.6 million in 2002 and 2003, respectively, as well as $1.3 million in 2004. WKT Restaurant Corp. has merged into Texas Roadhouse, Inc., which issued 178,125 shares of our Class A common stock and 2,632,688 shares of our Class B common stock to Mr. Taylor. As the sole stockholder of Texas Roadhouse, Inc. before our initial public offering, Mr. Taylor received $1.2 million for the one percent distribution royalty on all sales of company and license Texas Roadhouse restaurants from the date of the merger through October 8, 2004.

        The Company entered into real estate lease agreements for franchise restaurants located in Everett, MA, of which W. Kent Taylor beneficially owns 59.0%, and Longmont, CO, of which Mr. Taylor owns 47.5%, before our granting franchise rights for those restaurants. We have subsequently assigned the leases to the franchisees, but the Company remains contingently liable if a franchisee defaults under the terms of a lease. The Longmont lease expires in May 2014 and the Everett lease expires in February 2018.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following tables set forth information known to us regarding beneficial ownership of our common stock as of May 31, 2005 and after giving effect to the completion of this offering, by:

  •
  each person known by us to be the beneficial owner of more than 5% of either class of our common stock;

  •
  each of the stockholders selling shares of Class A common stock in this offering;

  •
  each named executive officer;

  •
  each of our directors; and

  •
  all of our executive officers and directors as a group.

        Unless otherwise noted below, and subject to applicable community property laws, to our knowledge, each person has sole voting and investment power over the shares shown as beneficially owned. The number of shares beneficially owned by each shareholder is determined under rules promulgated by the SEC and therefore includes shares held in trusts, partnerships and other entities over which the shareholder exercises voting or investment control. The information does not necessarily indicate beneficial ownership for any other purpose.

        As of May 31, 2005, there were 31,274,210 shares of Class A common stock and 2,632,688 shares of Class B common stock outstanding and, after giving effect to this offering as of such date, including option exercises related to 386,920 shares to be sold in this offering, there would have been 32,011,130 shares of Class A common stock and 2,632,688 shares of Class B common stock outstanding. Mr. Taylor owns all of the 2,632,688 shares of Class B common stock outstanding. Each share of Class B common stock is entitled to ten votes per share. In the table below, the economic and voting percentages reflect all of these shares of Class A and Class B common stock outstanding. Except as set forth in the footnotes, the following table assumes no exercise by the underwriters of their over-allotment option.

	Shares Beneficially Owned Before the Offering as of May 31, 2005(1)						Shares Beneficially Owned Following the Offering as of May 31, 2005(1)
	Class A Common Stock			Beneficial Ownership of Class A and Class B Common Stock Combined			Class A Common Stock		Beneficial Ownership of Class A and Class B Common Stock Combined
Name	Number		Percent of Class	Economic (%)	Voting (%)	Class A Common Stock Being Offered	Number	Percent of Class	Economic (%)	Voting (%)
W. Kent Taylor (2)	7,751,572	(3)	24.8%	30.6	59.2	522,876	7,228,696	22.6%	28.5	57.5
G.J. Hart (4)	1,194,312		3.7%	3.4	2.0	485,000	709,312	2.2%	2.0	1.2
Steven L. Ortiz (5)	937,251		3.0%	2.8	1.6	301,428	635,823	2.0%	1.8	1.1
Scott M. Colosi	—		—	—	—	—	—	—	—	—
Sheila C. Brown (6)	44,911		*	*	*	—	44,911	*	*	*
Martin T. Hart (7)	152,317		*	*	*	—	152,317	*	*	*
Gregory N. Moore	1,111		*	*	*	—	1,111	*	*	*
James F. Parker	3,030		*	*	*	—	3,030	*	*	*
James R. Ramsey	—		—	—	—	—	—	—	—	—
James R. Zarley	—		—	—	—	—	—	—	—	—
Executive Officers and Directors as a group (10 persons)	10,084,504		31.1%	36.2	61.9	1,309,304	8,775,200	26.7%	32.2	59.3
Albert Ales	42,750		*	*	*	7,750	35,000	*	*	*
Roderick A. Ball (8)	20,035		*	*	*	5,000	15,035	*	*	*
Fouad Bashour	1,015		*	*	*	1,015	—	—	—	—
Stephen V. Baucco (9)	2,573		*	*	*	1,227	1,346	*	*	*
Gregory L. Beckel and Ann M. Beckel (10)	88,026		*	*	*	8,000	80,026	*	*	*
Richard F. Blue, Jr.	47,499		*	*	*	30,000	17,499	*	*	*
Jim D. Broyles (11)	183,597		*	*	*	35,000	148,597	*	*	*

Thomas Burridge	27,692	*	*	*	17,000	10,692	*	*	*
Helane P. Cooper	14,590	*	*	*	14,590	—	—	—	—
Communities Foundation of Texas	32,885	*	*	*	32,885	—	—	—	—
Jack B. Dulworth	20,345	*	*	*	20,345	—	—	—	—
Joe E. Dulworth	162,845	*	*	*	20,345	142,500	*	*	*
Alexander Graham	8,479	*	*	*	5,000	3,479	*	*	*
Scott A. Gregor (12)	75,642	*	*	*	13,861	61,781	*	*	*
Jack S. Griswold	35,625	*	*	*	35,625	—	—	—	—
Thomas M. Hagan	6,316	*	*	*	5,000	1,316	*	*	*
H. Randy Hanner	23,673	*	*	*	20,000	3,673	*	*	*
John Michael Hanner	23,673	*	*	*	20,000	3,673	*	*	*
Karen M. Hill	128,381	*	*	*	46,441	81,940	*	*	*
Brian Judd	95,702	*	*	*	40,000	55,702	*	*	*
Michael W. Keaton (13)	27,484	*	*	*	27,484	—	—	—	—
John Madrick (14)	42,938	*	*	*	2,800	40,138	*	*	*
Lloyd Paul Marshall (15)	26,805	*	*	*	5,000	21,805	*	*	*
Chan D. Milton	35,625	*	*	*	17,625	18,000	*	*	*
John Moores	230,427	*	*	*	190,000	40,427	*	*	*
Gerald Morgan (16)	55,061	*	*	*	20,000	35,061	*	*	*
Michele Morgan	1,903	*	*	*	1,500	403	*	*	*
Gary Newton	11,876	*	*	*	10,000	1,876	*	*	*
Sammy Nixon (17)	138,405	*	*	*	26,722	111,683	*	*	*
Bill Ortiz and Florence Ortiz	2,778	*	*	*	778	2,000	*	*	*
Anuj Patel	81,878	*	*	*	75,000	6,878	*	*	*
Stacie Prigge (18)	3,979	*	*	*	800	3,179	*	*	*
David M. Prolman	9,498	*	*	*	2,498	7,000	*	*	*
Ronald Pullen (19)	34,198	*	*	*	10,000	24,198	*	*	*
Jeff Read (20)	164,279	*	*	*	25,000	139,279	*	*	*
Roadhouse Acquisitions, Ltd.	16,473	*	*	*	3,000	13,473	*	*	*
John D. Rhodes, III	1,538,122	4.9%	4.5	2.7	500,000	1,038,122	3.2%	3.0	1.8
George S. Rich	1,367,287	4.4%	4.0	2.4	103,076	1,264,211	3.9%	3.6	2.2
Steven A. Rockwell	11,877	*	*	*	3,000	8,877	*	*	*
Stephen J. Ross (21)	81,237	*	*	*	20,000	61,237	*	*	*
David M. Roth	14,536	*	*	*	14,536	—	—	—	—
Marsha B. Roth	7,682	*	*	*	7,682	—	—	—	—
Laura Soltis (22)	7,938	*	*	*	370	7,568	*	*	*
Jay M. Tannon	7,125	*	*	*	2,500	4,625	*	*	*
Bosworth M. Todd	88,735	*	*	*	8,000	80,735	*	*	*
Mary VanMetre (23)	5,362	*	*	*	5,067	295	*	*	*
Charles David Wilson	71,250	*	*	*	60,000	11,250	*	*	*

*
Represents beneficial ownership of less than one percent of the outstanding shares of our common stock.

(1)
If a stockholder holds options that are exercisable within 60 days of the date of this prospectus, we treat the shares of common stock underlying those options as owned by that stockholder, and as outstanding shares when we calculate the stockholder's percentage ownership of our common stock. However, we do not consider that common stock to be outstanding when we calculate the percentage ownership of any other stockholder. The economic and voting percentages are based on (i) before the offering, 31,274,210 shares of our Class A common stock and 2,632,688 shares of our Class B common stock outstanding as of May 31, 2005, and (ii) after this offering, after giving effect to our issuance and sale of 350,000 shares of Class A common stock and option exercises related to 386,920 shares to be sold in the offering.

(2)
Mr. Taylor's address is c/o Texas Roadhouse, Inc., 6040 Dutchmans Lane, Suite 400, Louisville, Kentucky 40205. Includes 71,875 shares held by LD Holdings, LLC as to which Mr. Taylor has voting rights, but not investment power. Assuming exercise by the underwriters of their over-allotment option in full, Mr. Taylor will own 6,751,572 shares of Class A common stock following the offering, representing 21.1% of the outstanding shares of Class A common stock, and Mr. Taylor's combined shares of Class A and Class B common stock will represent 27.1% of the economic rights of the outstanding combined shares and 56.7% of the voting rights of the outstanding combined shares.

(3)
Does not include shares of Class A common stock issuable upon conversion of Class B common stock.

(4)
Includes 1,068,748 shares issuable upon exercise of options before the offering and 709,312 shares issuable upon exercise of options following the offering.

(5)
Includes 90,094 shares issuable upon exercise of options before and following the offering. Includes 472,349 shares held by various limited partnerships partially owned but controlled by Mr. Ortiz.

(6)
Includes 40,518 shares issuable upon exercise of options before and following the offering.

(7)
Includes 102,063 shares held by H Investments Company LLC as to which Mr. Hart is the voting manager.

(8)
Mr. Ball is a former employee of the company.

(9)
Mr. Baucco is an employee of the company. Includes 1,346 shares issuable upon exercise of options before and following the offering.

(10)
Mr. Beckel is an employee of the company. Includes 54,939 shares issuable upon exercise of options before and following the offering.

(11)
Mr. Broyles is an employee of the company. Includes 89,186 shares issuable upon exercise of options before and following the offering.

(12)
Mr. Gregor is a former employee of the company.

(13)
Mr. Keaton is an employee of the company. Includes 27,484 shares issuable upon exercise of options before the offering.

(14)
Mr. Madrick is an employee of the company. Includes 32,251 shares issuable upon exercise of options before and following the offering.

(15)
Mr. Marshall is an employee of the company. Includes 18,887 shares issuable upon exercise of options before and following the offering.

(16)
Mr. Morgan is an employee of the company. Includes 25,744 shares issuable upon exercise of options before and following the offering.

(17)
Mr. Nixon is an employee of the company. Includes 85,569 shares issuable upon exercise of options before and following the offering.

(18)
Ms. Prigge is a former employee of the company.

(19)
Mr. Pullen is an employee of the company. Includes 12,052 shares issuable upon exercise of options before and following the offering.

(20)
Mr. Read is an employee of the company. Includes 10,916 shares issuable upon exercise of options before and following the offering.

(21)
Mr. Ross is an employee of the company. Includes 53,806 shares issuable upon exercise of options before and following the offering.

(22)
Ms. Soltis is an employee of the company. Includes 7,588 shares issuable upon exercise of options before and following the offering.

(23)
Ms. VanMetre is an employee of the company.

DESCRIPTION OF CAPITAL STOCK

        The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the terms of these documents. Copies of these documents have been filed with the SEC.

        Our authorized capital stock consists of 100,000,000 shares of Class A common stock, par value $0.001 per share, 8,000,000 shares of Class B common stock, par value $0.001 per share and 1,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

        Of the authorized shares of common stock, as of May 31, 2005 there were outstanding:

  •
  31,274,210 shares of Class A common stock; and

  •
  2,632,688 shares of Class B common stock, all of which is held by W. Kent Taylor.

        The material terms and provisions of our certificate of incorporation affecting the relative rights of the Class A common stock and the Class B common stock are described below. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to the certificate of incorporation and bylaws filed with the registration statement of which this prospectus forms a part, and to the Delaware General Corporation Law.

Dividends

        Subject to the rights of the holders of any preferred stock that may be outstanding, holders of Class A common stock are entitled to receive, share for share with holders of Class B common stock, dividends as may be declared by our Board of Directors out of funds legally available to pay dividends, and, in the event of liquidation, to share pro rata with the holders of Class B common stock in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock.

Voting Rights

        Except as required by Delaware law or except as otherwise provided in our certificate of incorporation, Class A common stock and Class B common stock will vote together as a single class on all matters presented to a vote of stockholders, including the election of directors. Each holder of Class A common stock is entitled to one vote for each share held of record on the applicable record date for all of these matters. Holders of Class A common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to Class A common stock. All outstanding shares of Class A common stock are, and the shares of Class A common stock offered in this prospectus will be when issued, fully paid and nonassessable. Additionally, our certificate of incorporation requires that we reserve and keep available out of authorized but unissued Class A common stock, solely for conversion of shares of Class B common stock, sufficient shares to convert all outstanding shares of Class B common stock.

        Class B common stock is identical in all respects to Class A common stock, except with respect to voting and conversion rights. Class A common stock and Class B common stock will vote together as a single class on all matters presented to a vote of stockholders, including the election of directors. Each holder of Class B common stock is entitled to ten votes for each share held of record on the applicable record date for all of these matters. W. Kent Taylor, or other entities controlled by him, will be the only holders of shares of Class B common stock.

Conversion Rights

        Each share of our Class B common stock is automatically convertible into one share of Class A common stock upon the earliest of:

  •
  the date such share ceases to be beneficially owned, as such term is defined under Section 13(d) of the Securities Exchange Act of 1934, as amended, by W. Kent Taylor;

  •
  the date that W. Kent Taylor ceases to beneficially own at least 20% of the outstanding shares of our common stock;

  •
  the death or permanent disability of W. Kent Taylor; and

  •
  September 30, 2009.

        In addition, each share of Class B common stock may be converted at any time into one share of Class A common stock at the option of the holder. The one-to-one conversion ratio will be equitably preserved in the event of any stock dividend, stock split or combination or merger, consolidation or other reorganization of Texas Roadhouse with another entity.

Preferred Stock

        Our Board of Directors is authorized, without further vote or action by the stockholders, to issue from time to time up to an aggregate of 1,000,000 shares of preferred stock in one or more series. Each series of preferred stock will have the number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by our Board of Directors, which may include, but are not limited to, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.

        Our Board of Directors has the authority to issue preferred stock and to determine its rights and preferences in order to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power or other rights of the holders of our common stock, and could make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, a majority of our outstanding common stock. We have no present plans to issue any shares of preferred stock.

Transfer Agent

        National City Bank is the transfer agent and registrar for shares of our common stock.

Delaware Law and Certain Charter and Bylaw Provisions

        We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with "interested" stockholders for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes certain mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an "interested" stockholder is a person who, alone or together with his affiliates and associates, owns, or within the prior three years did own, 15.0% or more of the corporation's voting stock. The statutory restrictions will not apply to a business combination between our company and W. Kent Taylor because Mr. Taylor became an interested stockholder before our company became subject to Section 203. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

        Our bylaws provide that:

  •
  any action required or permitted to be taken by the stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting; and

  •
  special meetings of the stockholders may be called by our Board of Directors, the chairman of our Board of Directors, our Chief Executive Officer or our President and shall be called by our Secretary at the written request of at least 50.0% in voting power of all capital stock outstanding and entitled to cast votes at the meeting.

        Our bylaws provide that, in order for any stockholder business (other than stockholder nominations of directors) to be considered "properly brought" before a meeting, a stockholder must comply with requirements regarding advance notice to us. For business to be properly brought before a meeting by a stockholder, it must be a proper matter for stockholder action under the Delaware General Corporation Law, the stockholder must have given timely notice thereof in writing to our Secretary, and the notice must comply with the procedures set forth in our bylaws. A stockholder's notice, to be timely, must be delivered to or mailed and received at our principal executive offices, not less than 120 calendar days before the one year anniversary of the date of our proxy statement issued in connection with the prior year's annual meeting in the case of an annual meeting, and not less than 60 calendar days before the meeting in the case of a special meeting; provided, however, that if a public announcement of the date of the special meeting is not given at least 70 days before the scheduled date for the special meeting, then a stockholder's notice will be timely if it is received at our principal executive offices within 10 days following the date public notice of the meeting date is first given, whether by press release or other public filing.

        Our bylaws also provide that subject to the rights of holders of any class or series of capital stock then outstanding, nominations for the election or re-election of directors at a meeting of the stockholders may be made by any stockholder entitled to vote in the election of directors generally who complies with the procedures set forth in our bylaws and who is a stockholder of record at the time notice is delivered to our Secretary. Any stockholder entitled to vote in the election of directors generally may nominate one or more persons for election or re-election as directors at an annual meeting only if timely notice of the stockholder's intent to make such a nomination has been given in writing to our Secretary. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 120 calendar days before the one year anniversary of the date of our proxy statement issued in connection with the prior year's annual meeting in the case of an annual meeting, and not less than 60 calendar days before the meeting in the case of a special meeting; provided, however, that if a public announcement of the date of the special meeting is not given at least 70 days before the scheduled date for the special meeting, then a stockholder's notice will be timely if it is received at our principal executive offices within 10 days following the date public notice of the meeting date is first given, whether by press release or other public filing.

        The purpose of requiring stockholders to give us advance notice of nominations and other stockholder business is to afford our Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of the other proposed business and, to the extent deemed necessary or desirable by our Board of Directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our Board of Directors any power to disapprove stockholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders. These provisions could also delay stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholders' meeting.

        As discussed above, our Class B common stock has ten votes per share, while Class A common stock, which is the class of stock we are selling in this offering and which is the only class of stock that is publicly traded, has one vote per share. 100% of our Class B common stock is controlled by W. Kent Taylor. Until our dual class structure terminates, W. Kent Taylor will be able to control all matters submitted to our stockholders for approval even if he owns significantly less than 50% of the number of shares of our outstanding common stock. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that other stockholders may view as beneficial.

Limitation of Liability and Indemnification of Officers and Directors

        Our bylaws provide indemnification, including advancement of expenses, to the fullest extent permitted under applicable law to any person made or threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative by reason of the fact that such person is or was a director or officer of Texas Roadhouse, Inc. or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan.

        Our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or unlawful stock repurchases as provided in Section 174 of the Delaware General Corporation Law or derived an improper personal benefit from their action as directors. This provision does not limit or eliminate our rights or the rights of any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, this provision does not limit the directors' responsibilities under Delaware law or any other laws, such as the federal securities laws. Finally, this provision applies to an officer of a corporation only if he or she is a director of the corporation and is acting in his capacity as director, and does not apply to the officers of the corporation who are not directors.

        We have obtained insurance that insures our directors and officers against certain losses and which insures us against our obligations to indemnify the directors and officers, and we intend to obtain greater coverage. We also intend to enter into indemnification agreements with our directors and executive officers.

SHARES ELIGIBLE FOR FUTURE SALE

        As of May 31, 2005, after giving effect to this offering and 386,920 shares to be issued upon option exercises related to shares to be sold in this offering, we would have had 32,011,130 shares of Class A common stock outstanding. Additionally, there are 2,632,688 shares of Class B common stock outstanding, which may be converted into shares of Class A common stock. Of these shares, 14,075,355 shares of Class A common stock, which includes all of the 3,180,826 shares sold in this offering, as well as the shares sold in our initial public offering, will be freely tradable without restriction or further registration under the Securities Act of 1933, unless such shares have been purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining 20,568,463 shares of Class A and Class B common stock, which were issued in connection with our corporate reorganization on October 8, 2004, are "restricted securities" as that term is defined in Rule 144 under the Securities Act, described below.

Sales of Restricted Securities

        Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 144(k) promulgated under the Securities Act, each of which is summarized below.

        Rule 144.    In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares for at least one year and has complied with the requirements described below would be entitled to sell a specified number of shares within any three-month period. That number of shares cannot exceed the greater of (i) one percent of the number of shares of common stock then outstanding, or (ii) the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 reporting the sale. Sales under Rule 144 are also restricted by manner of sale provisions, notice requirements and the availability of current public information about us. Rule 144 provides that our affiliates who are selling shares of our common stock that are not restricted shares must comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

        Rule 144(k).    Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than one of our affiliates, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

        Of the remaining 20,568,463 shares of Class A and B common stock that are "restricted securities":

  •
  the holding period for 2,810,813 shares commenced more than one year prior to the date of this prospectus and may be publicly sold at any time, subject to the volume and other restrictions under Rule 144 described above; however, all of these shares are held by Mr. Taylor and are subject to a lock-up agreement, described below, for a period of 90 days following the date of this prospectus; and

  •
  the holding period for 17,757,650 shares commenced on October 8, 2004, and accordingly, such shares would not be available for sale in the public markets pursuant to Rule 144 until October 8, 2005. Of these shares, 10,009,650 shares are held by non-affiliates, which means that following the end of the Rule 144(k) two-year holding period on October 7, 2006, such shares would be freely tradeable in the public markets without being subject to the volume limitations and other restrictions under Rule 144.

        Lock-up Agreements.    As described above, prior to the closing of this offering, we, our directors, executive officers and the selling stockholders will enter into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of Banc of America Securities LLC and Wachovia Capital Markets, LLC, offer, sell, contract to sell or otherwise dispose of or hedge our Class A common stock or securities convertible into or exchangeable for our Class A common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus. In addition, during this 90 day period, we will also agree not to file any registration statement for any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock without the prior written consent of Banc of America Securities LLC and Wachovia Capital Markets, LLC. At any time and without notice, Banc of America Securities LLC and Wachovia Capital Markets, LLC may, in their sole discretion, release all or some of the securities from these lock-up agreements. The following securities and transactions are expressly excluded from the restrictions of the lock-up agreements:

  (a)
  any shares of Class A common stock sold in this offering and any shares of Class A common stock or other securities acquired in open market transactions after completion of this offering,

  (b)
  our issuance of shares of Class A common stock or options to purchase shares of Class A common stock, or shares of Class A common stock issued upon exercise of options, pursuant to our stock option plan,

  (c)
  bona fide gifts,

  (d)
  the exercise of any options to acquire shares of Class A common stock, but not the sale or other transfer of the shares of Class A common stock issued in connection with such exercise, and

  (e)
  sales or other dispositions to the transferee's immediate family or affiliates that are made for estate planning purposes exclusively;

provided, however, that it shall be a condition to any transfer made pursuant to clauses (c), (d) or (e) that the transferee executes and delivers to Banc of America Securities LLC and Wachovia Capital Markets, LLC an agreement stating that the transferee is receiving and holding the shares of Class A common stock or other securities subject to such lock-up provisions.

Registration Statements

        We have filed a registration statement on Form S-8 under the Securities Act registering 8,000,000 shares of our Class A common stock underlying outstanding stock options or reserved for issuance under our 2004 Equity Incentive Plan. Shares covered by this registration statement are eligible for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates and the lock-up agreements described above.

Registration Rights

        Subject to limitations contained in the registration rights agreement that we, W. Kent Taylor and certain other stockholders became parties to in connection with the combination of our operations under Texas Roadhouse, Inc., at any time these stockholders may require that we use our best efforts to register up to 20,568,463 of their shares of Class A common stock for resale pursuant to an underwritten public offering. In addition, if we register any of our securities either for our own account or for the account of other security holders, the parties to the registration rights agreement will be entitled to include their shares of Class A common stock in the registration, subject to the ability of the underwriters to limit the number of shares included in the offering. Registration of such shares under the Securities Act would, except for shares purchased by affiliates, result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

        The following discussion of certain U.S. federal income and estate tax considerations relevant to Non-U.S. Holders of our Class A common stock is for general information only.

        As used in this prospectus, the term "Non-U.S. Holder" is a beneficial owner of our Class A common stock other than:

  •
  a citizen or resident of the United States;

  •
  a corporation or other entity taxable as a corporation under U.S. federal income tax laws created or organized in or under the laws of the United States or of any state of the United States or the District of Columbia;

  •
  an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  a trust subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or a trust that has validly elected to be treated as a domestic trust under applicable Treasury regulations.

        If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a holder of our Class A common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock.

        This discussion does not consider:

  •
  U.S. federal income, estate or gift tax consequences other than as expressly set forth below;

  •
  any state, local or foreign tax consequences;

  •
  the tax consequences to the stockholders, beneficiaries or holders of other beneficial interests in a Non-U.S. Holder;

  •
  special tax rules that may apply to selected Non-U.S. Holders, including without limitation, partnerships or other pass-through entities for U.S. federal income tax purposes, banks or other financial institutions, insurance companies, dealers or traders in securities, tax-exempt entities and certain former citizens or residents of the United States;

  •
  special tax rules that may apply to a Non-U.S. Holder that holds our Class A common stock as part of a "straddle," "hedge" or "conversion transaction;" or

  •
  a Non-U.S. Holder that does not hold our Class A common stock as a capital asset within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the "Code").

        The following discussion is based on provisions of the Code, applicable Treasury regulations and administrative and judicial interpretations thereof, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. We have not requested a ruling from the U.S. Internal Revenue Service or an opinion of counsel with respect to the U.S. federal income tax consequences of the purchase or ownership of our Class A common stock to a Non-U.S. Holder. There can be no assurance that the U.S. Internal Revenue Service will not take a position contrary to such statements or that any such contrary position taken by the U.S. Internal Revenue Service would not be sustained.

        YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR

SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Dividends

        We do not anticipate paying cash dividends on our Class A common stock in the foreseeable future. See "Dividend Policy." If distributions are paid on shares of our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder's adjusted tax basis in our Class A common stock. Any remainder will constitute gain on the Class A common stock. The dividends on our Class A common stock paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30% rate on the gross amount of the dividend or such lower rate as may be provided by an applicable income tax treaty.

        Dividends that are effectively connected with a Non-U.S. Holder's conduct of a trade or business in the United States or attributable to a permanent establishment or a fixed base in the United States under an applicable income tax treaty, known as "U.S. trade or business income," are generally not subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate U.S. Internal Revenue Service form with the payor. However, such U.S. trade or business income, net of specified deductions and credits, generally is taxed at the same graduated rates as applicable to U.S. persons. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as specified by an applicable income tax treaty.

        A Non-U.S. Holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements before the distribution date. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

        A Non-U.S. Holder of our Class A common stock that is eligible for a reduced rate of U.S. federal withholding tax or other exclusion from withholding under an income tax treaty but that did not timely provide required certifications or other requirements, or that has received a distribution subject to withholding in excess of the amount properly treated as a dividend, may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the U.S. Internal Revenue Service.

Gain on Disposition of Class A Common Stock

        A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of our Class A common stock unless:

  •
  the gain is U.S. trade or business income, in which case such gain generally will be taxed in the same manner as gains of U.S. persons, and such gain also may be subject to the branch profits tax in the case of a corporate Non-U.S. Holder;

  •
  the Non-U.S. Holder is an individual who holds our Class A common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment), is present in the United States for more than 182 days in the taxable year of the disposition and meets certain other requirements;

  •
  the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code applicable to certain former citizens or residents of the United States; or

  •
  we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held our Class A common stock.

        Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50.0% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a "U.S. real property holding corporation" generally will not apply to a Non-U.S. Holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5.0% or less of our Class A common stock, provided that our Class A common stock was regularly traded on an established securities market. We believe we have never been, are not currently and are not likely to become a U.S. real property holding corporation for U.S. federal income tax purposes. However, since we own a significant amount of real property interests and may acquire such interests in the future, no assurance can be given that we will not become a U.S. real property holding corporation in the future.

Federal Estate Tax

        Class A common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding Tax

        We must report annually to the U.S. Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends regardless of whether withholding was required. Copies of the information returns reporting those dividends and the amount of tax withheld also may be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.

        U.S. federal backup withholding, currently at a 28.0% rate, generally will not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a Non-U.S. Holder if the holder has provided the required certification that it is not a U.S. person or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Certain stockholders, including all corporations, are exempt from the backup withholding rules.

        Payments of the proceeds from a disposition effected outside the United States by or through a non-U.S. broker generally will not be subject to information reporting or backup withholding. However, information reporting, but generally not backup withholding, generally will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and specified conditions are met or an exemption is otherwise established.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder that result in an overpayment of taxes generally will be refunded, or credited against the holder's U.S. federal income tax liability, if any, provided that the required information is timely furnished to the U.S. Internal Revenue Service.

        Non-U.S. Holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of, and procedure for obtaining, an exemption from backup withholding under current U.S. Treasury regulations.

UNDERWRITING

        We, W. Kent Taylor, our founder and chairman, G.J. Hart, our president and chief executive officer, Steven L. Ortiz, our chief operating officer, and the other selling shareholders (which we refer to collectively, as the selling stockholders), are offering the shares of Class A common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, Wachovia Capital Markets, LLC, RBC Capital Markets Corporation and SG Cowen & Co., LLC are the representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of Class A common stock listed next to its name in the following table:

Underwriter	Number of Shares
Banc of America Securities LLC	1,113,289
Wachovia Capital Markets, LLC	1,113,289
RBC Capital Markets Corporation	477,124
SG Cowen & Co., LLC	477,124

Total	3,180,826

        The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us and the selling stockholders.

        The selling stockholders may be deemed underwriters with respect to this offering within the meaning of the Securities Act. As a result, any profits on the sale of the shares of common stock by the selling stockholders may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters in this offering may be subject to statutory liabilities including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

        The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $1.043 per share to selected dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms; however, any such changes would not result in any change to the offering proceeds received, or underwriting compensation paid, by us or the number of shares outstanding. The Class A common stock is offered subject to a number of conditions, including:

  •
  receipt and acceptance of the shares of our Class A common stock by the underwriters upon satisfaction or waiver of all conditions to their purchase in accordance with the underwriting agreement; and

  •
  the underwriters' right to reject orders from prospective investors in whole or in part.

        Over-Allotment Option.    Mr. Taylor has granted the underwriters an over-allotment option to buy up to a total of 477,124 additional shares of our Class A common stock at the same price per share as described above. These additional shares would cover sales of shares by the underwriters that exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from Mr. Taylor in approximately the same proportion as it purchased the shares shown in the table above. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold. We will pay the expenses associated with the exercise of this option, other than the underwriting discounts and commissions related to the shares sold by Mr. Taylor.

        Availability of Prospectus Online.    A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering or on the netroadshow.com website. Other than the prospectus in electronic format, the information on any such web site, or accessible through any such web site, is not part of the prospectus.

        Discount and Commissions.    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and by the selling stockholders. These amounts are shown assuming no exercise and full exercise of the underwriters' option to purchase additional shares.

	Paid by Us		Paid by the Selling Stockholders
	No Exercise	Full Exercise
			No Exercise	Full Exercise
Per Share	$1.738	$1.738	$1.738	$1.738

Total	$608,125	$608,125	$4,918,560	$5,747,563

        We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $0.4 million.

        Listing.    Our Class A common stock is quoted on the Nasdaq National Market under the symbol "TXRH."

        Stabilization.    In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our Class A common stock, including:

  •
  stabilizing transactions;

  •
  short sales;

  •
  syndicate covering transactions;

  •
  imposition of penalty bids; and

  •
  purchases to cover positions created by short sales.

        Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our Class A common stock while this offering is in progress. Stabilizing transactions may include making short sales of our Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock from Mr. Taylor pursuant to the over-allotment option or on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

        The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option.

        A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

        The representatives also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representatives may reclaim from any syndicate members or other dealers participating in the offering the underwriting discount, commissions or the selling concession on shares sold by them and purchased by the representatives in stabilizing or short covering transactions.

        These activities may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock. As a result of these activities, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the counter market or otherwise.

        The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the shares of Class A common stock being offered.

        Lock-up Agreements.    We, our directors, executive officers and the selling stockholders have entered into lock-up agreements with the underwriters. See "Shares Eligible For Future Sale." Under these agreements, we and each of these persons may not, without the prior written approval of Banc of America Securities LLC and Wachovia Capital Markets, LLC offer, sell, contract to sell or otherwise dispose of or hedge our Class A common stock or securities convertible into or exchangeable for our Class A common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus. In addition, if (i) we issue an earnings release or material news, or a material event relating to our company occurs, during the last 17 days of the lock-up period, or (ii) before the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, the restrictions imposed by the lock-up agreements shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. In addition, during this 90 day period, we have also agreed not to file any registration statement for any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock without the prior written consent of Banc of America Securities LLC and Wachovia Capital Markets, LLC. At any time and without notice, Banc of America Securities LLC and Wachovia Capital Markets, LLC may, in their sole discretion, release all or some of the securities from these lock-up agreements. The following securities and transactions are expressly excluded from the restrictions of the lock-up agreements:

  (a)
  any shares of Class A common stock sold in this offering and any shares of Class A common stock or other securities acquired in open market transactions after completion of this offering,

  (b)
  our issuance of shares of Class A common stock or options to purchase shares of Class A common stock, or shares of Class A common stock issued upon exercise of options, pursuant to our stock option plan,

  (c)
  bona fide gifts,

  (d)
  the exercise of any options to acquire shares of Class A common stock, but not the sale or other transfer of the shares of Class A common stock issued in connection with such exercise, and

  (e)
  sales or other dispositions to the transferee's immediate family or affiliates that are made for estate planning purposes exclusively;

provided, however, that it shall be a condition to any transfer made pursuant to clauses (c), (d) or (e) that the transferee executes and delivers to Banc of America Securities LLC and Wachovia Capital Markets, LLC an agreement stating that the transferee is receiving and holding the shares of Class A common stock or other securities subject to such lock-up provisions.

        Indemnification.    We and the selling stockholders will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we and the selling stockholders are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities. We will similarly indemnify the selling stockholders against some liabilities, including liabilities as underwriters under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the selling stockholders may be required to make in respect of those liabilities.

        Conflicts/Affiliates.    The underwriters and their affiliates have provided various investment banking, commercial banking and other financial services for us and our affiliates for which services they have received customary fees. Many of the underwritters of this offering, including the representatives, were the underwriters in connection with our initial public offering in October 2004. Bank of America, N.A., Royal Bank of Canada and Wachovia Bank, National Association, affiliates of Banc of America Securities LLC, RBC Capital Markets Corporation and Wachovia Capital Markets, LLC, respectively, are lenders under our credit facility.

LEGAL MATTERS

        The validity of the shares of Class A common stock offered hereby will be passed upon for us by Frost Brown Todd LLC, Louisville, Kentucky. As of the date of this prospectus, certain attorneys of Frost Brown Todd LLC hold an aggregate of 91,479 shares of our Class A common stock. The underwriters in this offering were represented by Shearman & Sterling LLP, New York, New York.

EXPERTS

        The consolidated financial statements of Texas Roadhouse, Inc. as of December 30, 2003 and December 28, 2004, and for each of the fiscal years in the three-year period ended December 28, 2004, have been included herein and in the registration statement in reliance on reports of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to Texas Roadhouse, Inc. and the Class A common stock offered hereby, please refer to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

        We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC and, in accordance therewith, we file periodic reports, proxy statements and other information with the SEC. You can obtain our SEC filings, including the registration statement, over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. We also make our public filings available free of charge at our website located at http://www.texasroadhouse.com. Our website and the information contained on it or connected to it shall not be deemed to be incorporated by reference into this prospectus or the registration statement of which it forms a part.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Texas Roadhouse, Inc.:

        We have audited the accompanying consolidated balance sheets of Texas Roadhouse, Inc. and subsidiaries (the Company) as of December 30, 2003 and December 28, 2004, and the related consolidated statements of income, stockholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 28, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Texas Roadhouse, Inc. and subsidiaries as of December 30, 2003 and December 28, 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 28, 2004, in conformity with U.S. generally accepted accounting principles.

/s/  KPMG LLP
Louisville, Kentucky
March 23, 2005

Texas Roadhouse, Inc. and Subsidiaries

Consolidated Balance Sheets

(in thousands, except share and per share data)

	December 30, 2003	December 28, 2004	March 29, 2005
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$5,728	$46,235	$41,971
Receivables, net of allowance for doubtful accounts of $18, $24 and $24 in 2003, 2004 and 2005, respectively	10,473	6,139	7,139
Inventories	3,505	5,169	5,732
Prepaid expenses	1,232	2,652	1,973
Deferred tax asset	—	1,308	1,308
Other current assets	36	144	128

Total current assets	20,974	61,647	58,251

Property and equipment, net	123,051	162,991	170,586
Goodwill	2,190	50,753	50,753
Other assets	1,978	1,272	1,242

Total assets	$148,193	$276,663	$280,832

Liabilities and Stockholders' Equity
Current liabilities:
Distributions payable	$—	$31,176	$31,176
Current maturities of long-term debt	8,059	525	551
Current maturities of obligations under capital leases	221	198	198
Accounts payable	11,570	12,093	9,729
Deferred revenue—gift certificates	10,885	14,676	8,111
Accrued wages	4,182	7,285	4,358
Accrued taxes and licenses	3,546	4,818	9,972
Other accrued liabilities	2,110	2,361	2,649

Total current liabilities	40,573	73,132	66,744

Long-term debt, excluding current maturities	56,254	12,760	12,579
Obligations under capital leases, excluding current maturities	914	771	735
Stock option deposits	2,455	2,617	2,804
Deferred rent	1,405	3,781	3,959
Deferred tax liability	—	5,909	5,909
Other liabilities	3,005	3,783	4,250

Total liabilities	104,606	102,753	96,980
Minority interest in consolidated subsidiaries	5,685	699	704
Stockholders' equity
Preferred stock ($0.001 par value, 1,000,000 shares authorized; no shares outstanding or issued)	—	—	—
Common stock, Class A, ($0.001 par value, 100,000,000 shares authorized, 18,618,213, 30,928,340 and 31,122,302 shares issued and outstanding in 2003, 2004 and 2005, respectively)	19	31	31
Common stock, Class B, ($0.001 par value, 8,000,000 shares authorized, 2,632,688 shares issued and outstanding)	—	3	3
Additional paid in capital	17,676	173,654	174,722
Retained earnings (deficit)	20,372	(584)	8,374
Accumulated other comprehensive (loss) income	(165)	107	18

Total stockholders' equity	37,902	173,211	183,148

Total liabilities and stockholders' equity	$148,193	$276,663	$280,832

See accompanying notes to consolidated financial statements.

Texas Roadhouse, Inc. and Subsidiaries

Consolidated Statements of Income

(in thousands, except per share data)

	Fiscal Year Ended			13 Weeks Ended
	December 31, 2002	December 30, 2003	December 28, 2004	March 30, 2004	March 29, 2005
				(Unaudited)
Revenue:
Restaurant sales	$226,756	$279,519	$354,190	$81,893	$108,607
Franchise royalties and fees	6,080	6,934	8,821	2,005	2,460

Total revenue	232,836	286,453	363,011	83,898	111,067

Costs and expenses:
Restaurant operating costs:
Cost of sales	74,351	91,904	123,531	28,173	38,034
Labor	64,506	78,070	97,196	22,275	29,243
Rent	5,125	6,005	8,261	1,623	2,037
Other operating	36,237	47,382	58,044	13,334	17,383
Pre-opening	4,808	2,571	5,237	896	1,035
Depreciation and amortization	6,876	8,562	11,005	2,349	3,248
General and administrative	14,621	17,701	21,055	4,569	6,310

Total costs and expenses	206,524	252,195	324,329	73,219	97,290

Income from operations	26,312	34,258	38,682	10,679	13,777
Interest expense (income), net	4,212	4,350	4,654	1,027	(43)
Minority interest	5,168	6,704	5,278	1,959	27
Equity income (loss) from investments in unconsolidated affiliates	21	(61)	110	44	52

Income before taxes	$16,953	$23,143	$28,860	$7,737	$13,845
Provision for income taxes	—	—	7,159	—	4,887

Net income	$16,953	$23,143	$21,701	$7,737	$8,958

	Pro forma
Historical net income	$16,953	$23,143	$21,701	$7,737
Pro forma provision for income taxes	6,041	8,379	7,869	2,731

Net income adjusted for pro forma provision for income taxes	$10,912	$14,764	$13,832	$5,006

Net income per common share:
Basic	$0.47	$0.63	$0.53	$0.21	$0.27

Diluted	$0.44	$0.60	$0.49	$0.19	$0.25

Weighted average shares outstanding:
Basic	23,334	23,440	25,945	23,727	33,674

Diluted	24,688	24,772	28,257	25,735	36,350

See accompanying notes to consolidated financial statements.

Texas Roadhouse, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity and Comprehensive Income

($ in thousands)

	Class A		Class B
					Paid in Capital		Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)
	Shares	Par Value	Shares	Par Value		Note Receivable—Stockholders			Total
Balance, December 30, 2001	17,951,202	$18	—	$—	$13,295	$(109)	$3,325	$6	$16,535
Net income	—	—	—	—	—	—	16,953	—	16,953
Shares issued under stock option plan	225,086	—	—	—	342	—	—	—	342
Distributions to members	—	—	—	—	—	—	(8,265)	—	(8,265)
Capital contribution by majority stockholder	4,750	—	—	—	300	—	—	—	300
Noncash compensation expense	—	—	—	—	988	—	—	—	988
Minority interest liquidation adjustments	—	—	—	—	33	—	—	—	33
Repayment of note receivable—stockholders	—	—	—	—	—	101	—	—	101

Balance, December 31, 2002	18,181,038	$18	—	$—	$14,958	$(8)	$12,013	$6	$26,987

Comprehensive income:
Unrealized loss on derivative	—	$—	—	—	$—	$—	$—	$(165)	$(165)
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	—	(6)	(6)
Net income	—	—	—	—	—	—	23,143	—	23,143

Total comprehensive income									22,972

Shares issued under stock option plan	437,175	1	—	—	1,428	—	—	—	1,429
Distributions to members	—	—	—	—	—	—	(14,784)	—	(14,784)
Noncash compensation expense	—	—	—	—	1,070	—	—	—	1,070
Minority interest liquidation adjustments	—	—	—	—	220	—	—	—	220
Repayment of note receivable stockholders	—	—	—	—	—	8	—	—	8

Balance, December 30, 2003	18,618,213	$19	—	$—	$17,676	$—	$20,372	$(165)	$37,902

Comprehensive income:
Unrealized gain on derivative, net of tax	—	$—	—	—	$—	$—	$—	$272	$272
Net income	—	—	—	—	—	—	21,701	—	21,701

Total comprehensive income									21,973

Shares issued under stock option plan	252,047	—	—	—	1,144	—	—	—	1,144
Distribution to members	—	—	—	—	(5,325)	—	(42,657)		(47,982)
Noncash compensation expense	—	—	—	—	931	—	—	—	931
Minority interest liquidation adjustments	—	—	—	—	85	—	—	—	85
Issuance of Class A Common Stock in initial public offering	6,581,481	7	—	—	115,169	—	—	—	115,176
Issuance of Class A Common Stock in acquisition	3,089,080	3	—	—	54,056	—	—	—	54,059
Issuance of Class B Common Stock for the acquisition of WKT Restaurant Corp.	—	—	2,632,688	3	—	—	—	—	3
Initial public offering expenses	—	—	—	—	(10,082)	—	—	—	(10,082)
Merger of entities under common control	2,387,519	2	—	—	—	—	—	—	2

Balance, December 28, 2004	30,928,340	$31	2,632,688	$3	$173,654	$—	$(584)	$107	$173,211

Comprehensive income:
Unrealized loss on derivative, net of tax	—	—	—	—	—	—	—	(89)	(89)
Net income	—	—	—	—	—	—	8,958	—	8,958

Total comprehensive income									8,869

Shares issued under stock option plan	193,962	—	—	—	1,072	—	—	—	1,072
Minority interest liquidation adjustments	—	—	—	—	37	—	—	—	37
Initial public offering expenses	—	—	—	—	(41)	—	—	—	(41)

Balance, March 29, 2005	31,122,302	$31	2,632,688	$3	$174,722	$—	8,374	$18	$183,148

See accompanying notes to consolidated financial statements.

Texas Roadhouse, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Fiscal Year Ended			13 Weeks Ended
	December 31, 2002	December 30, 2003	December 28, 2004	March 30, 2004	March 29, 2005
				(Unaudited)
Cash flows from operating activities:
Net income	$16,953	$23,143	$21,701	$7,737	$8,958
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,876	8,562	11,005	2,349	3,248
Loss on disposal of assets	58	121	91	47	—
Noncash compensation expense	988	1,070	931	316	—
Write-off of debt issuance costs	—	308	998	—	—
Minority interest	5,168	6,704	5,278	1,959	27
Equity (income) loss from investments in unconsolidated affiliates	(21)	61	(110)	(44)	(52)
Distributions received from investments in unconsolidated affiliates	22	46	137	36	59
Gain on derivative	—	—	—	—	(73)
Provision for doubtful accounts	190	100	5	—	—
Deferred tax expense	—	—	4,533	—	—
Changes in operating working capital:
Receivables	(824)	(6,315)	4,329	3,630	(1,000)
Inventories	(854)	(1,718)	(1,647)	(107)	(563)
Prepaid expenses and other current assets	(599)	264	(1,420)	(1,216)	679
Other assets	67	178	291	56	23
Accounts payable	(3,334)	4,189	693	2,966	(2,364)
Deferred revenue—gift certificates	2,663	3,521	3,674	(3,957)	(6,565)
Accrued wages	2,723	(793)	3,013	(1,892)	(2,927)
Accrued taxes and licenses	(447)	514	1,340	(231)	5,154
Accrued other liabilities	1,516	549	(69)	180	288
Deferred rent	301	223	1,559	70	178
Other liabilities	272	1,431	943	279	467

Net cash provided by operating activities	31,718	42,158	57,275	12,178	5,537

Cash flows from investing activities:
Capital expenditures—property and equipment	(34,696)	(26,882)	(49,985)	(8,608)	(10,843)
Proceeds from sale-leaseback transactions	1,992	—	—	—	—
Proceeds from sale of property and equipment	—	358	47	2	—
Acquisition of cash from stock acquisition of franchise restaurant	—	—	203	—	—
Payment for additional ownership interest in joint venture	(60)	—	—	—	—

Net cash used in investing activities	(32,764)	(26,524)	(49,735)	(8,606)	(10,843)

	Fiscal Year Ended			13 Weeks Ended
	December 31, 2002	December 30, 2003	December 28, 2004	March 30, 2004	March 29, 2005
				(Unaudited)
Cash flows from financing activities:
Proceeds from short-term bank revolver	—	—	—	3,500	—
Repayments of note payable to bank	(5,048)	—	—	—	—
Proceeds from issuance of long-term debt	38,512	59,130	24,562	4,075	—
Proceeds from minority interest contributions and other	1,476	—	997	—	70
Repayment of stock option deposits	(98)	(263)	(281)	(100)	(25)
Proceeds from stock option deposits	674	958	547	180	343
Principal payments on long-term debt	(17,126)	(55,082)	(75,591)	(3,606)	(155)
Proceeds from repayment of notes receivable—stockholders	101	8	—	—	—
Principal payments on capital lease obligations	(255)	(246)	(166)	(48)	(36)
Proceeds from capital contributions by majority stockholder	300	—	—	—	—
Payments for debt issuance costs	(38)	(1,673)	(559)	—	—
Proceeds from exercise of stock options	341	1,099	1,040	520	941
Proceeds from initial public offering, net of offering costs	—	—	105,094	—	(41)
Distributions to minority interest holders	(5,629)	(6,869)	(5,870)	(1,907)	(55)
Distributions to members	(8,265)	(14,784)	(16,806)	(4,224)	—

Net cash provided by (used in) financing activities	4,945	(17,722)	32,967	(1,610)	1,042

Net increase (decrease) in cash	3,899	(2,088)	40,507	1,962	(4,264)
Cash and cash equivalents—beginning of year	3,917	7,816	5,728	5,728	46,235

Cash and cash equivalents—end of year	$7,816	$5,728	$46,235	$7,690	$41,971

Supplemental disclosures of cash flow information:
Interest, net of amounts capitalized	$3,631	$3,426	$3,523	$1,047	$212
Income taxes	$—	$—	$2,014	—	$363
Supplemental schedule of noncash financing activities:
Accrual of distribution to members	$—	$—	$31,176	—	—
Stock acquisition of franchise restaurant	$—	$—	$2,329	—	—

See accompanying notes to consolidated financial statements.

Texas Roadhouse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Tabular amounts in thousands, except share and per share data)

(1)    Description of Business

        The accompanying consolidated financial statements as of December 28, 2004 include the accounts of Texas Roadhouse, Inc. (the "Company") and its wholly-owned subsidiaries, Texas Roadhouse Holdings LLC ("Holdings"), Texas Roadhouse Development Corporation ("TRDC"), and Texas Roadhouse Management Corp. The Company and its wholly-owned subsidiaries operate Texas Roadhouse restaurants. Holdings also provides supervisory and administrative services for certain other license and franchise restaurants. TRDC sells franchise rights and collects the franchise royalties and fees. Texas Roadhouse Management Corp. provides management services to Holdings, TRDC and certain other license and franchise restaurants.

        Prior to October 8, 2004, the combined financial statements included the accounts of Holdings and its wholly-owned and majority-owned subsidiaries, TRDC, WKT Restaurant Corp. ("WKT"), Texas Roadhouse Management Corp. and six license and three franchise restaurants, all of which were under common control by one controlling shareholder. The controlling shareholder had the unilateral ability to implement major operating and financial policies for the entities. On October 8, 2004, Holdings and its wholly-owned and majority-owned subsidiaries completed a reorganization and initial public offering. In connection with the reorganization and public offering, Holdings became a subsidiary of the Company. See note 12.

        At December 30, 2003 and December 28, 2004, there were 162 and 193 Texas Roadhouse restaurants operating in 32 and 35 states, respectively. Of the 162 restaurants operating at December 30, 2003, (i) 87 were Company restaurants, of which 56 were wholly-owned restaurants and 31 were majority-owned or controlled restaurants, (ii) 71 were franchise restaurants and (iii) 4 were license restaurants. Of the 193 restaurants that were operating at December 28, 2004, (i) 107 were Company restaurants, 105 of which were wholly-owned and two of which were majority-owned, (ii) 82 were franchise restaurants and (iii) 4 were license restaurants.

(2)    Summary of Significant Accounting Policies

  (a)
  Principles of Consolidation

    At December 30, 2003 and December 28, 2004, the Company had minority ownership in nine and thirteen restaurants, respectively. The unconsolidated restaurants are accounted for using the equity method. The Company exercises significant control over the operating and financial policies of these entities based on the rights granted to the Company under each entity's operating or partnership agreement. Notwithstanding the significant control exercised by the Company over their affairs, the Company does not consolidate such entities because (i) the Company owns only 5% to 10% of these entities and (ii) the revenue, expense and net income, and assets and liabilities that would be attributable to these entities would not be material to our financial position or results of operations. Should the financial position and results of operations of these entities become material to the Company's financial position and results of operations in future periods, the Company will consolidate the entities into its results. All significant intercompany balances and transactions for these unconsolidated restaurants as well as the companies whose accounts have been consolidated have been eliminated.

  (b)
  Fiscal Year

    The Company utilizes a 52 or 53 week accounting period that ends on the last Tuesday in December. Beginning with fiscal year 2002, for operational reasons, the Company changed its fiscal year end from the last Sunday in December to the last Tuesday in December. This change resulted in fiscal year 2002 consisting of 52 weeks and two days as compared to fiscal years 2003 and 2004, which were both 52 weeks in length. The Company utilizes a 13 week accounting period for quarterly reporting purposes.

  (c)
  Cash and Cash Equivalents

    For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

  (d)
  Receivables

    Receivables consist principally of amounts due from certain franchise and license restaurants for reimbursement of pre-opening and other expenses, amounts due for royalty fees from franchise stores, and credit card receivables.

    Receivables are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical write-off experience. The Company reviews its allowance for doubtful accounts quarterly. Past due balances over 90 days and a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

  (e)
  Inventories

    Inventories, consisting principally of food, beverages, and supplies, are valued at the lower of first-in, first-out cost or market. The Company purchases its products from a number of suppliers and believes there are alternative suppliers.

  (f)
  Pre-opening Expenses

    Pre-opening expenses are charged to operations as incurred. These costs include wages, benefits, travel and lodging for the training and opening management teams, and food, beverage and other restaurant operating expenses incurred prior to a restaurant opening for business.

  (g)
  Property and Equipment

    Property and equipment are stated at cost. Expenditures for major renewals and betterments are capitalized while expenditures for maintenance and repairs are expensed as incurred. Depreciation is computed over the estimated useful lives of the related assets using the straight-line method.

    The estimated useful lives are:

Land improvements	15 years
Buildings and leasehold improvements	10-25 years
Equipment and smallwares	3-10 years
Furniture and fixtures	3-10 years
  (h)
  Goodwill

    Goodwill represents the excess of cost over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"). Goodwill is tested annually for impairment, and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. This determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of the goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, Business Combinations ("SFAS No. 141"). The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. There were no changes to the carrying amount of goodwill for the year ended December 30, 2003. On October 8, 2004, the Company acquired the remaining equity interests in 31 of its majority-owned or controlled company restaurants and TRDC and all of the equity interests in one franchise restaurant, which resulted in a goodwill of $48.6 million. See note 3. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets ("SFAS No. 144").

  (i)
  Other Assets

    Other assets consist primarily of costs related to the issuance of debt. The debt issuance costs are being amortized to interest expense over the term of the related debt.

  (j)
  Impairment of Long-Lived Assets

    In accordance with SFAS No. 144, long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheet.

  (k)
  Insurance Reserves

    The Company self-insures a significant portion of expected losses under its workers compensation, general liability and property insurance programs. The Company purchases insurance for individual claims that exceed the amounts listed below:

Workers Compensation	$250,000
General Liability	$100,000
Property	$50,000

    The Company records a liability for all unresolved claims and for an estimate of incurred but not reported claims at its anticipated cost based on estimates provided by a third party administrator and actuary. The estimated liability is based on a number of assumptions and factors regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices. Estimates of claims reserves are discounted using a discount rate of approximately 3.0% at December 28, 2004 and March 29, 2005 resulting in a discount of $0.2 million. Estimates of claims reserves for 2003 were not discounted since the difference between the discounted and undiscounted claims reserves was not material. Because the Company began its self-insurance program in 2002, the Company relies on actuarial observations of historical claim development for the industry which it believes is representative of its history. In the future, if the Company's experience is significantly different from the industry, it will adjust its reserve, and its future self-insurance expenses may rise. The Company's assumptions are reviewed, monitored, and adjusted when warranted by changing circumstances.

  (l)
  Segment Reporting

    As of December 28, 2004, the Company operated 107 Texas Roadhouse restaurants, each as a single operating segment, and franchised and licensed an additional 86 restaurants. The restaurants operate exclusively in the U.S. within the casual dining industry, providing similar products to similar customers. The restaurants also possess similar pricing structures, resulting in similar long-term expected financial performance characteristics. Revenue from external customers is derived principally from food and beverage sales. The Company does not rely on any major customers as a source of revenue. The Company aggregates similar operating segments into a single operating segment if the businesses are considered similar under SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company considers restaurant and franchising operations as similar and has aggregated them into a single reportable segment.

  (m)
  Revenue Recognition

    Revenue from restaurant sales is recognized when food and beverage products are sold. Deferred revenue primarily represents the Company's liability for gift cards and certificates that have been sold, but not yet redeemed, and is recorded at the expected redemption value. When the gift cards and certificates are redeemed, the Company recognizes restaurant sales and reduces the deferred revenue.

    The Company began selling gift cards in 2000, and prior to 2004, did not have enough history related to the redemption of gift cards to appropriately estimate a breakage rate (the percentage of gift cards that we estimate will never be redeemed). In 2004, the Company determined that a 5% breakage estimate, amortized over 3 years, should be recorded for each gift card that is sold, based on historical redemption trends. The change in estimate resulted in a cumulative adjustment of $1.7 million ($1.1 million after-tax, $0.04 per diluted share), primarily as a reduction of other operating expenses. The Company will review and adjust its estimates on a quarterly basis.

    The Company franchises Texas Roadhouse restaurants. The Company executes franchise agreements for each franchise restaurant which sets out the terms of our arrangement with the franchisee. Its franchise agreements typically require the franchisee to pay an initial, non-refundable fee and continuing fees based upon a percentage of sales. Subject to the Company's approval and payment of a renewal fee, a franchisee may generally renew the franchise agreement upon its expiration. The Company collects ongoing royalties of 2.0% to 4.0% of sales from franchise restaurants. These ongoing royalties are reflected in the accompanying consolidated statements of income as franchise royalties and fees. The Company recognizes initial franchise fees as revenue after performing substantially all initial services or conditions required by the franchise agreement, which is generally upon the opening of a restaurant. The Company received initial franchise fees of $0.1 million, $0.2 million and $0.4 million for the years ended December 31, 2002, December 30, 2003 and December 28, 2004, respectively. Continuing franchise royalties are recognized as revenue as the fees are earned. The Company also performs supervisory and administrative services for certain franchise and license restaurants for which it receives management fees, which are recognized as the services are performed. Revenue from supervisory and administrative services is recorded as a reduction of general and administrative expenses on the accompanying consolidated statements of income. Total revenue recorded for supervisory and administrative services for the years ended December 31, 2002, December 30, 2003 and December 28, 2004 was approximately $0.1 million, $0.3 million and $0.3 million, respectively.

  (n)
  Income Taxes

    In connection with the Company's reorganization and initial public offering, the Company became a "C" Corporation subject to federal and state income taxes. The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes ("SFAS No. 109"), under which deferred assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying values of assets and liabilities and their respective tax bases. A valuation allowance is established to reduce the carrying value of deferred tax assets if it is considered more likely than not that such assets will not be realized. Any change in the valuation allowance would be charged to income in the period such determination was made.

    Prior to converting to a "C" corporation on October 8, 2004, the Company operated as a limited liability company and was taxed as a partnership. As such, the Company's income or losses were passed through to its owners who are liable for any related income taxes.

  (o)
  Advertising

    The Company has a system-wide marketing and advertising fund. The Company maintains control of the marketing and advertising fund and, as such, has consolidated the fund's activity as of December 31, 2002, December 30, 2003 and December 28, 2004. Company and franchise restaurants are required to remit a designated portion of sales, currently 0.3%, to the advertising fund. Company contributions to the fund are expensed as incurred.

    Advertising costs amounted to approximately $2.0 million, $2.5 million and $2.8 million for the years ended December 31, 2002, December 30, 2003 and December 28, 2004, respectively.

  (p)
  Leases and Leasehold Improvements

    The Company leases land, buildings, and/or certain equipment for several of its restaurants under noncancelable lease agreements. The Company's land and building leases typically have initial terms ranging from 10 to 15 years, and certain renewal options for one or more 5-year periods. The Company accounts for leases in accordance with SFAS No. 13, Accounting for Leases, and other related authoritative guidance. When determining the lease term, the Company includes option periods for which failure to renew the lease imposes a penalty on the Company in such an amount that a renewal appears, at the inception of the lease, to be reasonably assured. The primary penalty to which the Company is subject is the economic detriment associated with the existence of leasehold improvements which might become impaired if the Company chooses not to continue the use of the leased property.

    The Company capitalizes rent associated with land that it is leasing while constructing a restaurant. Such capitalized rent is then expensed on a straight-line basis over the remaining term of the lease upon completion of the construction period for the restaurant. We generally do not receive rent holidays, rent concessions or leasehold improvement incentives upon opening a restaurant that is subject to a lease.

    Certain of the Company's operating leases contain predetermined fixed escalations of the minimum rent during the original term of the lease. For these leases, the Company recognizes the related rent expense on a straight-line basis over the lease term and records the difference between the amounts charged to operations and amounts paid as deferred rent.

    Additionally, certain of the Company's operating leases contain clauses that provide for additional contingent rent based on a percentage of sales greater than certain specified target amounts. The Company recognizes contingent rent expense prior to the achievement of the specified target that triggers the contingent rent, provided achievement of the target is considered probable.

  (q)
  Use of Estimates

    Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reporting of revenue and expenses during the period to prepare these consolidated financial statements in conformity with U.S. generally accepted accounting principles. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment, goodwill and obligations related to workers' compensation insurance. Actual results could differ from those estimates.

  (r)
  Comprehensive Income

    SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and net unrealized gains (losses) on securities and derivatives and is presented in the consolidated statements of stockholders' equity and comprehensive income.

  (s)
  Stock Option Plan

    The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, ("APB No. 25") and related interpretations including Financial Accounting Standards Board ("FASB") Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, ("SFAS No. 123") and SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by existing accounting standards, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123, as amended. The following table illustrates the effect on net income adjusted for pro forma provision for income taxes (March 29, 2005 actual, not adjusted) if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

	Fiscal Year Ended			13 Weeks Ended
	December 31, 2002	December 30, 2003	December 28, 2004	March 30, 2004	March 29, 2005
Net income adjusted for pro forma provision for income taxes (March 29, 2005 actual, not adjusted)	$10,912	$14,764	$13,832	$5,006	$8,958
Deduct total stock-based employee compensation expense determined under fair-value based method for all awards, net of taxes	(599)	(595)	(855)	(112)	(658)

Pro forma net income	$10,313	$14,169	$12,977	$4,894	$8,300

Earnings per share:
Basic—as reported	$0.47	$0.63	$0.53	$0.21	$0.27

Basic—pro forma	$0.44	$0.60	$0.50	$0.21	$0.25

Diluted—as reported	$0.44	$0.60	$0.49	$0.19	$0.25

Diluted—pro forma	$0.42	$0.57	$0.46	$0.19	$0.23

        The per share weighted average fair value of stock options granted during 2002, 2003, 2004 and for the 13 weeks ended March 30, 2004 and March 29, 2005 was $1.04, $1.07, $6.47, $3.54 and $11.18, respectively, using the Black Scholes option-pricing model with the following weighted average assumptions:

	Fiscal Year Ended			13 Weeks Ended
	December 31, 2002	December 30, 2003	December 28, 2004	March 30, 2004	March 29, 2005
Risk-free interest rate	3.81%	2.82%	3.42%	3.25%	3.99%
Expected life (years)	5.0	5.0	4.0	5.0	4.0
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%
Volatility	—	—	44%	—	44%

    Prior to the Company's corporate reorganization and initial public offering on October 8, 2004, the Black Scholes option-pricing model excluded a volatility assumption.

  (t)
  Fair Value of Financial Instruments

    At December 30, 2003 and December 28, 2004, the fair value of cash and cash equivalents, accounts receivable and accounts payable approximated their carrying value based on the short-term nature of these instruments. The fair value of the Company's long-term debt and debt-related derivative instruments is estimated based on the current rates offered to the Company for instruments of similar terms and maturities. The carrying amounts and related estimated fair values for the Company's debt and debt-related derivative instruments are as follows:

	December 30, 2003		December 28, 2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Installment loans	$14,126	$15,877	$7,285	$8,286
Term loans	14,987	14,987	—	—
Revolver	35,200	35,200	6,000	6,000
Debt-related derivative:
Open contract in a net (liability) asset position	(165)	(165)	107	107
  (u)
  Derivative Instruments and Hedging Activities

    The Company accounts for derivatives and hedging activities in accordance with SFAS No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended, which requires that all derivative instruments be recorded on the consolidated balance sheet at their respective fair values.

    The Company has entered in a derivative contract to manage its interest rate exposure on its debt instruments. On the date the derivative contract was entered into, the Company designated the derivative as a hedge of the variability of cash flows to be paid related to a recognized liability (cash-flow hedge). For the hedging relationship, the Company has formally documented the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. This process included linking the derivative that is designated as a cash-flow hedge to a specific liability on the consolidated balance sheet. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivative that is used in the hedging transaction is highly effective in offsetting changes in the cash flows of the hedged item. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. The ineffective portion of the change in fair value of a derivative instrument that qualifies as a cash-flow hedge is reported in earnings.

    The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is dedesignated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, or management determines that the designation of the derivative as a hedging instrument is no longer appropriate.

    When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company continues to carry the derivative on the consolidated balance sheet at its fair value with subsequent changes in fair value included in earnings, and gains and losses that were accumulated in other comprehensive income are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the consolidated balance sheet and recognizes any subsequent changes in its fair value in earnings.

  (v)
  Recently Issued Accounting Standards

    In October 2004, the FASB ratified the consensus reached by the Emerging Issues Task Force ("EITF") on Issue 04-1, Accounting for Preexisting Relationships between the Parties to a Business Combination, ("EITF No. 04-1"). EITF No. 04-1 requires that a business combination between two parties that have a preexisting relationship be evaluated to determine if a settlement of a preexisting relationship exists. EITF No. 04-1 also requires that certain reacquired rights (including the rights to the acquirer's trade name under a franchise agreement) be recognized as intangible assets apart from goodwill. However, if a contract giving rise to the reacquired rights includes terms that are favorable or unfavorable when compared to pricing for current market transactions for the same or similar items, EITF No. 04-1 requires that a settlement gain or loss should be measured as the lesser of a) the amount by which the contract is favorable or unfavorable under market terms from the perspective of the acquirer or b) the stated settlement provisions of the contract available to the counterparty to which the contract is unfavorable.

    EITF No. 04-1 is effective prospectively for business combinations consummated after October 13, 2004. EITF No. 04-1 will apply to acquisitions of restaurants the Company may make from our franchisees or licensees. The Company currently attempts to have our franchisees or licensees enter into standard franchise or license agreements when renewing or entering into a new agreement. However, in certain instances franchisees or licensees have existing agreements that possess terms that differ from the Company's current standard agreements. If in the future the Company were to acquire a franchisee or licensee with such an existing agreement, we would be required to record a settlement gain or loss at the date of acquisition. The amount and timing of any such gains or losses the Company might record is dependent upon which franchisees or licensees the Company might acquire and when they are acquired. Accordingly, any impact cannot be currently determined.

    In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123R"), which revised SFAS No. 123, supercedes APB No. 25 and related interpretations and amends SFAS No. 95, Statement of Cash Flows. SFAS No. 123R addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. The provisions of SFAS No. 123R are similar to those of SFAS No. 123, however, SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements as compensation cost based on their fair value on the date of grant. Fair value of share-based awards will be determined using option-pricing models (e.g. Black Scholes or binomial models) and assumptions that appropriately reflect the specific circumstances of the awards. Compensation cost will be recognized over the vesting period based on the fair value of the awards that actually vest.

    The Company will be required to choose between the modified-prospective and modified-retrospective transition alternatives in adopting SFAS No. 123R. Under the modified-prospective transition method, compensation cost will be recognized in financial statements issued subsequent to the date of adoption for all share-based payments granted, modified or settled after the date of adoption, as well as for any unvested awards that were granted prior to the date of adoption. The Company will recognize compensation cost relating to the unvested portion of awards granted prior to the date of adoption using the same estimate of the grant-date fair value and the same attribution method used to determine the pro forma disclosures under SFAS No. 123. Under the modified-retrospective transition method, compensation cost will be recognized in a manner consistent with the modified-prospective method, however, prior period financial statements will also be restated by recognizing compensation cost as previously reported in the proforma disclosures under SFAS No. 123. The restatement provisions can be applied to either a) all periods presented or b) beginning of the fiscal year in which SFAS No. 123R is adopted.

    On April 15, 2005, the SEC announced the deferral of the effective date of SFAS 123R for calendar year companies until the beginning of the first fiscal year beginning after June 15, 2005 (the year beginning December 28, 2005 for the Company). The Company is in the process of evaluating the use of certain option-pricing models as well as the assumptions used in such models, when such evaluation is complete, we will determine the transition method to use, the timing of adoption and the impact any change in valuation models might have.

(3)    Acquisitions

        On October 8, 2004, the Company acquired the remaining equity interests in 31 majority-owned or controlled company restaurants and TRDC and all of the equity interests in one franchise restaurant in exchange for an aggregate of 3,089,080 shares of Texas Roadhouse, Inc. Class A common stock. The number of shares issued in exchange for the remaining interest in TRDC was calculated so as to be neither accretive nor dilutive since the earnings per share impact on our predecessor company, Holdings, was zero. The number of shares issued in connection with the other acquisitions was calculated using predetermined acquisition formulas as required by each entity's operating or partnership agreement. These transactions were accounted for as step acquisitions using the purchase method as defined in SFAS No. 141. Based on a purchase price of $54.1 million and our preliminary estimates of the fair value of net assets acquired, $48.6 million of goodwill was generated by the acquisitions. The purchase price of $54.1 million was calculated using the initial offering price of $17.50 per share.

        The purchase price was allocated as follows:

Current assets	$220
Property and equipment, net	281
Goodwill	48,563
Other assets	6
Elimination of minority interest in consolidated subsidiaries	5,346
Current liabilities	(358)

$54,058

        Since the allocations noted above are the Company's preliminary estimates, the Company expects to adjust the basis of certain assets of the acquired entities as the fair market value of the minority interests' portion of such assets at the date of the acquisition are determined based on final appraisals.

        The results of operations for acquired restaurants and TRDC have been included in the Company's consolidated financial statements since the date of acquisition. These acquisitions, which are expected to be accretive to earnings, are consistent with our long-term strategy to increase net income and earnings per share. If the acquisition had been completed as of the beginning of the years ended December 30, 2003 and December 28, 2004, pro forma revenue, minority interest, net income and earnings per share would have been as follows:

	Fiscal Year Ended
	December 30, 2003	December 28, 2004
Revenue	$289,926	$365,963
Minority interest	—	(229)
Net income	19,309	18,629
Basic EPS	$0.56	$0.66
Diluted EPS	$0.53	$0.61

        The shares used to calculate earnings per share above assumes the 3,089,080 shares of Class A common stock issued to the equity owners of the merged companies was outstanding at the beginning of each year presented.

        The pro forma information is not necessarily indicative of the results of operations had the acquisition actually occurred at the beginning of each of these periods nor is it necessarily indicative of future results.

(4)    Long-term Debt

        Long-term debt consisted of the following:

	December 30, 2003	December 28, 2004	March 29, 2005
Installment loans, due 2005-2026	$14,126	$7,285	$7,130
Term loans	14,987	—	—
Revolver	35,200	6,000	6,000

	64,313	13,285	13,130
Less current maturities	8,059	525	551

	$56,254	$12,760	$12,579

        Maturities of long-term debt at December 28, 2004, excluding capital leases, are as follows:

2005	$525
2006	499
2007	546
2008	599
2009	6,453
Thereafter	4,663

$13,285

        The weighted average interest rates for installment loans outstanding at December 30, 2003 and December 28, 2004 were 7.70% and 8.57%, respectively. The debt is secured by certain land, buildings, and equipment.

        In July 2003, Holdings completed a $100 million three year syndicated banking arrangement (the "credit facility"), the proceeds of which were used to refinance approximately 80.0% of the existing debt. The credit facility included approximately $50 million of available financing (the "revolver") to fund development of new restaurants. The terms of this credit facility required Holdings to pay interest on outstanding term and revolver borrowings at LIBOR plus a margin of 1.50% to 2.75%, plus a commitment fee of 0.25% per year on any unused portion of the credit facility. The weighted average interest rate for term loans outstanding at December 30, 2003 was 3.93%. The weighted average interest rate for the revolver at December 30, 2003 was 3.63%. The debt was secured by certain land, buildings and equipment.

        In October 2004, the Company completed a $150 million five-year revolving credit facility which replaced the July 2003 credit facility. The terms of this credit facility require the Company to pay interest on outstanding borrowings at LIBOR plus a margin of 0.75% to 1.50%, plus a commitment fee of 0.15% to 0.25% per year on any unused portion of the facility, in both cases, depending on the Company's leverage ratio. The credit facility is secured by a pledge of our ownership interests in all subsidiaries. At December 28, 2004, the Company had $6.0 million of borrowings outstanding under its credit facility and $141.7 million of availability net of $2.3 million of outstanding letters of credit. The weighted average interest rate for the revolver at December 28, 2004 was 3.06%. At March 29, 2005, the Company had $6.0 million of borrowings outstanding under our credit facility and $141.7 million of availability net of $2.3 million of outstanding letters of credit. In addition, the Company had various other notes payable totaling $7.1 million with interest rates ranging from 5.50% to 10.80%. Each of these notes related to the financing of specific restaurants. Our total weighted average effective interest rate at March 29, 2005 was 6.39%.

        Certain debt agreements require compliance with financial covenants including minimum debt service coverages and maximum debt to worth ratios. The facility prohibits the Company from incurring additional debt outside the facility except for equipment financing up to $3 million, unsecured debt up to $500,000 and up to $20 million of debt incurred by majority-owned companies formed to own new restaurants. The facility also prohibits the declaration or payment of cash dividends on our stock and requires W. Kent Taylor to maintain beneficial ownership of at least 20% of the voting power of our stock. Additionally, the lenders' obligation to extend credit under the facility depends on the Company maintaining certain financial covenants, including a minimum consolidated fixed charge coverage ratio of 1.50 to 1.00 and a maximum consolidated leverage ratio of 3.00 to 1.00. The Company is currently in compliance with such covenants.

(5)    Derivative Instruments and Hedging Activities

        The Company has an interest-rate-related derivative instrument to manage its exposure on its debt facility. The Company does not enter into derivative instruments for any purpose other than cash-flow-hedging purposes. That is, the Company does not speculate using derivative instruments.

        By using the derivative financial instrument to hedge exposures to changes in interest rates, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it does not possess credit risk. The Company minimizes the credit risk in derivative instruments by entering into transactions with high-quality counterparties.

        Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

        The Company assesses interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Company maintains risk management control systems to monitor interest rate cash flow risk attributable to both the Company's outstanding or forecasted debt obligations as well as the Company's offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including cash flow sensitivity analysis, to estimate the expected impact of changes in interest rates on the Company's future cash flows.

        The Company uses variable-rate debt to finance a portion of its operations. The debt obligations expose the Company to variability in interest payments due to changes in interest rates. Management believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, management entered into an interest rate swap agreement during 2003 with a notional amount of approximately $31.2 million to manage fluctuations in cash flows resulting from interest rate risk. This swap changes the variable-rate cash flow exposure on a portion of the credit facility to fixed cash flows. Under the terms of the interest rate swap, the Company receives variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed-rate debt for the portion of debt hedged. This hedge expires in July 2005.

        Changes in the fair value of the interest rate swap designated as an hedging instrument that effectively offsets the variability of cash flows associated with variable-rate, long-term debt obligations are reported in accumulated other comprehensive income. These amounts subsequently are reclassified into interest expense as a yield adjustment of the hedged interest payments in the same period in which the related interest affects earnings. For the year ended December 30, 2003, the Company had no change in the fair value of the interest rate swap to be reclassified into interest expense. For the year ended December 28, 2004, the Company reclassified $0.3 million into interest expense. As of March 29, 2005, approximately $18,000 of unrealized gain on the swap was recorded in accumulated other comprehensive income and $0.1 million gain was recognized on the ineffective portion of the swap. This swap was terminated in April 2005.

        As of December 28, 2004, approximately $107,000 of deferred gains on derivative instruments accumulated in other comprehensive income is expected to be reclassified to earnings during the next 6 months. Transactions and events expected to occur over the next six months that will necessitate reclassifying these derivatives gains to earnings include the repricing of variable-rate debt. The ineffective portion of the cash flow hedge was not material to the Company's results of operations, cash flow, or liquidity during 2004.

(6)    Property and Equipment, Net

        Property and equipment were as follows:

	December 30, 2003	December 28, 2004
Land and improvements	$29,043	$38,253
Buildings and leasehold improvements	69,878	94,260
Equipment and smallwares	31,972	15,300
Furniture and fixtures	11,622	44,214
Construction in progress	4,906	5,989
Liquor licenses	899	1,288

	148,320	199,304
Accumulated depreciation and amortization	(25,269)	(36,313)

	$123,051	$162,991

        The amount of interest capitalized in connection with restaurant construction was approximately $0.2 million and $0.3 million for the years ended December 30, 2003 and December 28, 2004, respectively.

(7)    Deferred Rent

        It is the Company's policy to depreciate its property and equipment, including assets located on leased properties, over the shorter of the estimated useful lives of those assets or the underlying lease term. In some cases, these assets on leased properties are depreciated over a period of time which includes both the initial term of the lease and one or more option periods. Certain of the Company's operating leases contain predetermined fixed escalations of the minimum rent over the term of the lease. Prior to December 2004, the Company recognized the related rent expense on a straight-line basis over the base term of the lease, excluding renewals, and recorded the difference between the amounts charged to operations and amounts paid as deferred rent. In December 2004, the Company determined the calculation for straight-line rent should be based on a similar period as that used to depreciate the long-lived assets associated with the underlying leases and thus increased the straight-line term used to calculate deferred rent for those leases where it would be economically detrimental to terminate the leases at the end of the initial lease term.

        In December 2004, the Company recorded an adjustment of $1.3 million ($0.9 million after-tax), primarily to rent expense. The charges attributable to 2004 and prior periods were $0.3 million ($0.2 million after-tax) and $1.0 million ($0.7 million after-tax), respectively. As the correction of this error was not material to the Company's current or prior period financial statements, the Company recorded the adjustment in the 2004 consolidated financial statements.

(8)    Goodwill

        The changes in the carrying amount of goodwill are as follows:

Balance as of December 31, 2002	$2,190
Additions	—
Disposals and other, net	—

Balance as of December 30, 2003	$2,190
Additions(a)	48,563
Disposals and other, net	—

Balance as of December 28, 2004	$50,753

    (a)
    Refer to note 3 for a discussion of acquisitions.

(9)    Leases

        The following is a schedule of future minimum lease payments required for capital leases and operating leases that have initial or remaining noncancelable terms in excess of one year as of December 28, 2004:

	Capital Leases	Operating Leases
2005	$293	$9,698
2006	220	9,132
2007	117	7,674
2008	117	7,124
2009	117	7,011
Thereafter	586	59,498

Total	1,450	$100,137

Less amount representing interest ranging from 9.6% to 11.4%	481

Present value of minimum capital lease payments	969
Less current maturities of obligations under capital leases	198

Obligations under capital leases, excluding current maturities	$771

        Capitalized lease assets, primarily building and equipment, with an original cost of approximately $2.0 million are being amortized on a straight-line basis over the applicable lease terms and interest expense is recognized on the outstanding obligations. The total accumulated amortization of property and equipment held under capital leases totaled approximately $1.0 million and $1.1 million at December 30, 2003 and December 28, 2004, respectively.

        The Company previously financed a portion of its restaurant development program through sale-leaseback transactions. Proceeds from sale-leaseback transactions totaled approximately $7.3 million in 2002. The properties, which related to land and buildings for four restaurants, were sold at net book value during 2002. One of the resulting leases is being accounted for as an operating lease. The other three sale-leasebacks were accounted for as financings. During 2003, in connection with the then existing credit facility (see note 4) and the liens associated with the credit facility, the leases previously accounted for as financings qualified for sale-leaseback accounting and are now accounted for as operating leases. The Company has a deferred gain of approximately $0.2 million which is reflected in other liabilities in the accompanying consolidated balance sheet for both December 30, 2003 and December 28, 2004, respectively, and will be amortized to rent expense over the remaining lease term.

        Rent expense for operating leases consisted of the following:

	December 31, 2002	December 30, 2003	December 28, 2004
Minimum rent—occupancy	$4,715	$5,588	$7,801
Contingency rent	410	417	460

Rent expense, occupancy	5,125	6,005	8,261
Minimum rent—equipment	1,647	2,706	2,544

Rent expense	$6,772	$8,711	$10,805

        Equipment rent expense is included in other operating expenses in the accompanying consolidated statements of income.

(10)    Income Taxes

        In connection with the closing of the reorganization and initial public offering on October 8, 2004, the Company converted from a limited liability company to a "C" corporation and established beginning balances in its deferred tax assets and liabilities in accordance with SFAS No. 109. Accordingly, the Company recorded a cumulative net deferred tax liability of $5.0 million on that date.

        Components of the Company's income tax benefit and provision for the period following the Company's conversion to a "C" corporation on October 8, 2004 through December 28, 2004, including the $5.0 million deferred tax charge discussed above, are as follows:

October 8, 2004 through December 28, 2004
Current:
Federal	$2,232
State	394

Total current	2,626
Deferred:
Federal	3,960
State	573

Total deferred	4,533

Income tax provision	$7,159

        A reconciliation of the statutory federal income tax rate to the Company's effective tax rate for October 8, 2004 through December 28, 2004, which excludes the $5.0 million deferred tax charge discussed above, is as follows:

October 8, 2004 through December 28, 2004
Tax at statutory federal rate	34.0%
State and local tax, net of federal benefit	3.4
FICA tax credit	(4.2)
Other	.4

Total	33.6%

Components of deferred tax assets (liabilities) are as follows:

December 28, 2004
Deferred tax assets:
Insurance Reserves	$1,299
Other reserves	9
Deferred rent	710
Other assets & liabilities	278

Total deferred tax asset	2,296

Deferred tax liabilities:
Depreciation and amortization	(6,897)

Total deferred tax liability	(6,897)

Net deferred tax liability	$(4,601)

Current deferred tax asset	$1,308
Noncurrent deferred tax liability	(5,909)

$(4,601)

The Company has not provided any valuation allowance as it believes the realization of its deferred tax assets is more likely than not.

(11)    Preferred Stock

        The Company's board of directors is authorized, without further vote or action by the holders of Class A common stock, to issue from time to time up to an aggregate of 1,000,000 shares of preferred stock in one or more series. Each series of preferred stock will have the number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the board of directors, which may include, but are not limited to, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights. There are no shares of preferred stock outstanding at December 28, 2004.

(12)    Stockholders' Equity

        The shares as shown in the Company's consolidated statements of stockholders' equity and comprehensive income through December 30, 2003 reflect the share activity of Holdings and W. Kent Taylor's ownership interests in the other entities under common control. Of the 18,618,212 shares shown at December 30, 2003, 18,580,111 are Holdings shares and 38,101 are shares controlled by Mr. Taylor which represent his equity contribution to the entities consolidated under common control and not to Holdings. Additionally, the share activity for 2002 and 2003 reflect 225,086 and 437,175 shares that Holdings issued for the exercise of stock options.

        On October 8, 2004, the Company sold 6,581,481 shares of Texas Roadhouse, Inc. Class A common stock as part of its initial public offering for an aggregate purchase price of $115.2 million. In connection with this offering, the Company undertook a series of transactions that resulted in Holdings, its wholly owned and majority-owned restaurants, and the other entities under common control being consolidated under Texas Roadhouse, Inc. Concurrently with this merger, the Company acquired the remaining equity interest of TRDC and Texas Roadhouse Management Corp. through mergers of those companies with wholly-owned subsidiaries of the Company. The Company acquired the remaining equity interests in all 31 of its majority-owned or controlled company restaurants, and the entire equity interest in one franchise restaurant, through mergers of those 33 companies with wholly-owned subsidiaries of the Company. The Company issued 3,089,080 shares of Class A common stock to the equity owners of the merged companies. These shares were calculated using predetermined acquisition formulas as required by each entity's operating, partnership or franchise agreement.

        Under the terms of an agreement associated with the formation of Texas Roadhouse, Inc., W. Kent Taylor contributed all of his interests in WKT (1,000 shares), which owned 178,125 common shares of Holdings and the right to receive a one percent distribution on all sales of company and license Texas Roadhouse restaurants, in exchange for 178,125 shares of Texas Roadhouse, Inc. Class A common stock and 2,632,688 shares of Texas Roadhouse, Inc. Class B common stock.

        Mr. Taylor also received 1,754,531 shares of Texas Roadhouse, Inc. Class A common stock in exchange for his 450 shares in TRDC, and 671,089 shares of Texas Roadhouse, Inc. Class A common stock in exchange for his 36,651 shares in the six license restaurants and three franchise restaurants. The 2,425,620 Class A shares issued in exchange for Mr. Taylor's 37,101 shares in these Texas Roadhouse entities are reflected in the accompanying consolidated financial statements.

        The Class B common stock is identical in all respects to Class A common stock, except with respect to voting and conversion rights. Class A common stock and Class B common stock will vote together as a single class on all matters presented to a vote of stockholders, including the election of directors. Each holder of Class B common stock is entitled to ten votes to each share held of record on the applicable record date for all of these matters. W. Kent Taylor, or other entities controlled by him, will be the only holders of shares of Class B common stock. Earnings per share calculations included in the accompanying consolidated financial statements and notes thereto are calculated using the total of Class A and Class B common stock.

        The Company will make a distribution of $31.2 million to members of its predecessor company, Holdings, in redemption of its preferred shares representing undistributed net income for periods through October 8, 2004. This distribution is shown on the accompanying consolidated balance sheet as distributions payable and will be paid in the second quarter of 2005.

(13)    Earnings Per Share

        The share and pro forma share and net income and pro forma net income per share data for all periods presented are based on the historical weighted average shares outstanding. The diluted earnings per share calculations show the effect of the weighted average stock options outstanding from the Company's stock option plan as discussed in note 16.

        The following table sets forth the calculation of pro forma weighted average shares outstanding (March 29, 2005 actual, not adjusted) as presented in the accompanying consolidated statements of income:

	Fiscal Year Ended			13 Weeks Ended
	December 31, 2002	December 30, 2003	December 28, 2004	March 30, 2004	March 29, 2005
	(in thousands)
Net income, adjusted for pro forma income taxes (March 29, 2005 actual, not adjusted)	$10,912	$14,764	$13,832	$5,006	$8,958

Basic EPS:
Weighted-average common shares outstanding	23,334	23,440	25,945	23,727	33,674

Basic EPS	$0.47	$0.63	$0.53	$0.21	$0.27

Diluted EPS:
Weighted-average common shares outstanding	23,334	23,440	25,945	23,727	33,674
Dilutive effect of stock options	1,354	1,332	2,312	2,008	2,676

Shares—diluted	24,688	24,772	28,257	25,735	36,350

Diluted EPS	$0.44	$0.60	$0.49	$0.19	$0.25

(14)    Commitments and Contingencies

       The estimated cost of completing capital project commitments at December 30, 2003, December 28, 2004 and March 29, 2005 was approximately $22.6 million, $30.0 million and $23.2 million, respectively.

        The Company entered into real estate lease agreements for franchise restaurants located in Everett, MA and Longmont, CO before granting franchise rights for those restaurants. The Company has subsequently assigned the leases to the franchises, but remains contingently liable if a franchisee defaults. Under the terms of the lease, the Longmont lease was assigned in October 2003 and expires in May 2014, while the Everett lease was assigned in September 2002 and expires in February 2018. As the fair value of the guarantees is not considered significant, no liability has been recorded.

        The Company is involved in various claims and legal actions arising in the normal course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the Company's consolidated results of operations, financial position or liquidity.

        The Company currently buys most of its beef from one supplier. Although there are a limited number of beef suppliers, management believes that other suppliers could provide similar product on comparable terms. A change in suppliers, however, could cause supply shortages and a possible loss of sales, which would affect operating results adversely. The Company has no material minimum purchase commitments with its vendors that extend beyond a year.

(15)    Other Comprehensive Income

        The accumulated balances for each classification of other comprehensive income are as follows:

				13 Weeks Ended
	December 31, 2002	December 30, 2003	December 28, 2004	March 30, 2004	March 29, 2005
				(Unaudited)
Unrealized gain on security	$6	$—	$—	$—	$—
Unrealized gain (loss) on derivative instruments	—	(165)	107	(282)	18

	$6	$(165)	$107	$(282)	$18

(16)    Stock Option Plan

       In May 2004, the Company adopted a stock option plan (the "Plan") for eligible employees. This Plan amended and restated the 1997 Texas Roadhouse Management Corp. Stock Option Plan. The Plan provides for granting of options to purchase shares of Class A common stock at an exercise price not less than the fair value of the stock on the date of grant. Options are exercisable at various periods ranging from one to ten years from the date of grant. The Company requires certain of its eligible employees to make refundable deposits to be applied to the exercise price of the options. These deposits are classified as stock option deposits in the accompanying consolidated balance sheets.

        Stock option activity during the periods indicated is as follows:

	Number of shares	Weighted average exercise price
Balance at December 30, 2001	2,660,603	$3.11
Granted	1,394,530	6.51
Expired	(85,115)	4.83
Exercised	(225,086)	1.52

Balance at December 31, 2002	3,744,932	4.41
Granted	544,675	8.45
Expired	(154,414)	5.37
Exercised	(437,175)	3.27

Balance at December 30, 2003	3,698,018	5.10
Granted	1,102,736	16.77
Expired	(101,105)	6.49
Exercised	(252,047)	7.36

Balance at December 28, 2004	4,447,602	$7.99

        The following table presents summarized information about stock options outstanding and exercisable at December 28, 2004:

		Options Outstanding		Options Exercisable
Range of exercise prices	Options	Weighted average remaining contractual life	Weighted average exercise price	Options	Weighted average exercise price
$ 0.00 - 3.00	1,046,555	5.0	$2.88	952,537	$2.87
3.01 - 5.00	886,134	5.9	4.03	713,945	4.02
5.01 - 7.00	674,349	7.2	6.62	352,307	6.52
7.01 - 9.00	623,760	7.7	7.97	398,637	7.93
9.01 - 11.00	259,069	8.6	9.12	66,720	9.05
11.01 - 23.00	957,735	9.7	17.91	308	17.50

	4,447,602	7.1	7.99	2,484,454	$4.70

        At December 31, 2002 and December 30, 2003, the Company had 798,595 and 2,061,705 stock options exercisable at weighted average exercise prices of $3.45 and $4.18, respectively.

(17)    Stock Split

        On September 20, 2004, the Company declared a 1.1875-for-one stock split of the Company's Class A and Class B common stock to stockholders of record immediately prior to the offering. All share and per share information included in the accompanying consolidated financial statements for all periods presented have been adjusted to retroactively reflect the stock split.

(18)    Noncash Compensation Expense

        Prior to October 8, 2004, some of the Company's executive officers earned compensation at rates significantly below market levels and the Company paid no salary or bonus compensation to W. Kent Taylor, the Company's founder and chairman. General and administrative expense includes an adjustment to record the difference between the actual salary and bonus compensation paid to these officers and the Company's estimate of the fair market value, based on industry analysis and competitive benchmarking, of the services rendered by these officers.

        General and administrative expense was increased by approximately $1.0 million and $1.1 million for the years ended December 31, 2002 and December 30, 2003, respectively, and $0.9 million for the period from December 31, 2003 through October 8, 2004, respectively.

(19)    Related Party Transactions

        Prior to October 8, 2004, W. Kent Taylor owned a substantial interest in Buffalo Construction, Inc., a restaurant construction business which provides services to the Company and other restaurant companies. The Company paid Buffalo Construction, Inc. amounts totaling $20.4 million, $15.0 million and $5.3 million in 2002, 2003 and for the thirteen weeks ended March 30, 2004, respectively. From December 31, 2003 through October 8, 2004, the Company paid $17.1 million to Buffalo Construction, Inc. In October 2004, W. Kent Taylor sold his interest in Buffalo Construction, Inc. Mr. Taylor received a promissory note in the amount of $1.5 million from the purchaser of Buffalo Construction, Inc. in partial consideration of the purchase.

        The Longview, Texas restaurant, which was acquired by the Company in connection with the completion of the initial public offering, leases the land and restaurant building from an entity controlled by Steven L. Ortiz, our Chief Operating Officer. The lease is for 15 years and will terminate in November 2014. The lease can be renewed for two additional periods of five years each. Rent is approximately $16,000 per month and will increase by 5% on each of the 6th and 11th anniversary dates of the lease. The lease can be terminated if the tenant fails to pay the rent on a timely basis, fails to maintain the insurance specified in the lease, fails to maintain the building or property or becomes insolvent. Total rent payments in each of the years 2002, 2003 and 2004 were approximately $186,000. For the thirteen weeks ended March 30, 2004 and March 29, 2005, rent expense for this restaurant was approximately $47,000 and $51,000, respectively.

        The Elizabethtown, Kentucky restaurant is currently leased from an entity owned by W. Kent Taylor and three other stockholders. The lease is for 10 years and will terminate on March 31, 2007. The lease can be renewed for three additional periods of five years each. Rent throughout the term is approximately $12,000 per month. The lease can be terminated if the tenant fails to pay rent on a timely basis, fails to maintain insurance, abandons the property or becomes insolvent. Rent expense for this restaurant was approximately $0.1 million in each of the years 2002 through 2004 and $35,000 and $37,000 for the thirteen weeks ended March 30, 2004 and March 29, 2005, respectively.

        The Company has 13 license and franchise restaurants owned in whole or part by certain officers, directors and stockholders of the Company. These 13 entities paid the Company fees of $0.3 million, $0.7 million, and $1.4 million during the years ended December 31, 2002, December 30, 2003 and December 28, 2004, respectively. These 13 entities paid the Company fees of approximately $0.5 million during the 13 weeks ended March 30, 2004 and March 29, 2005. These entities are not consolidated in the Company's results.

        The Company employs Juli Miller Hart, the wife of G.J. Hart, the Company's Chief Executive Officer, as Director of Public Relations. Ms. Hart reports to W. Kent Taylor who conducts her performance reviews and determines her compensation.

        WKT, which was owned by W. Kent Taylor, received royalties of $2.1 million and $2.6 million in 2002 and 2003, respectively. From December 31, 2003 to May 27, 2004, WKT received royalties of $1.3 million. WKT was entitled to receive these royalties as consideration for its contribution of the Texas Roadhouse operating system and concept to Holdings. After the completion of the Company's initial public offering, WKT no longer received such royalties.

        John D. Rhodes, a stockholder, is a director and substantial stockholder of Confluent Inc., which provided certain business intelligence services to the Company through February 2004 for which it was paid an aggregate of $0.1 million. Services included generating marketing analysis using their proprietary software program and data provided by the Company. After completion of the corporate reorganization and initial public offering on October 8, 2004, Dr. Rhodes is no longer a 5% stockholder of the Company.

(20)    Pro forma Adjustments (unaudited)

        In connection with the reorganization as a "C" corporation, a pro forma income tax provision has been calculated as if the Company were taxable at an estimated consolidated effective income tax rate of 35.6%, 36.2%, 34.9% and 35.3% on income before taxes for the years 2002, 2003, for the period from December 31, 2003 through October 8, 2004 and for the 13 weeks ended March 30, 2004 and included in the accompanying calculation of pro forma provision for income tax.

        The reconciliation of income tax computed at the federal statutory rate to income tax expense for the pro forma provision for income taxes for the years ended December 31, 2002, December 30, 2003, December 28, 2004 and March 30, 2004 is as follows:

	2002	2003	2004	March 30, 2004
Effective federal tax rate	35.0%	35.0%	35.0%	35.0%
State and local tax	3.5%	3.7%	3.3%	3.3%
FICA tax credit	(3.3)%	(3.3)%	(3.8)%	(3.1)%
Other	.4%	.8%	.4%	.1%

Combined effective federal and state tax rate	35.6%	36.2%	34.9%	35.3%

(21)    Selected Quarterly Financial Data (unaudited)

	2003
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenue	$67,081	$71,552	$72,428	$75,392	$286,453
Total costs and expenses	$59,063	$62,350	$64,122	$66,660	$252,195
Income from operations	$8,018	$9,202	$8,306	$8,732	$34,258
Net income	$5,278	$6,424	$5,283	$6,158	$23,143
Net income adjusted for pro forma provision for income taxes	$3,367	$4,099	$3,371	$3,927	$14,764
Basic earnings per common share—pro forma	$0.14	$0.17	$0.14	$0.17	$0.63
Diluted earnings per common share—pro forma	$0.14	$0.16	$0.14	$0.16	$0.60

	2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenue	$83,898	$89,919	$92,247	$96,947	$363,011
Total costs and expenses	$73,219	$80,630	$81,680	$88,800	$324,329
Income from operations	$10,679	$9,289	$10,567	$8,147	$38,682
Net income (loss)	$7,737	$6,405	$7,743	$(184)	$21,701
Net income adjusted for pro forma provision for income taxes	$5,006	$4,147	$5,010	$(331)	$13,832
Basic earnings per common share—pro forma	$0.21	$0.17	$0.21	$(0.01)	$0.53
Diluted earnings per common share—pro forma	$0.19	$0.16	$0.19	$(0.01)	$0.49

        The above financial data for 2003 includes a charge of $0.3 million ($0.2 million after-tax) of loan fees related to refinanced debt.

        The above financial data for 2004 includes the following adjustments: $1.3 million charge ($0.9 million after-tax) to correct the Company's lease accounting practices; a $1.0 million charge ($0.7 million after-tax) for the write-off of loan fees related to the termination of the Company's July 2003 credit facility; recognition of $1.7 million ($1.1 million after-tax) of gift card breakage income; and a $5.0 million deferred tax charge related to the Company's conversion from a limited liability company to a "C" corporation.

Support Center
Louisville, Kentucky

Restaurant Locations

198 Restaurants In 36 States
As Of March 29, 2005

ALABAMA
Pelham

ARIZONA
Mesa
Peoria
Phoenix
Yuma

CALIFORNIA
Union City

COLORADO
Arvada
Aurora
Colo. Springs (2)
Fort Collins
Grand Junction
Greeley
Littleton
Longmont
Parker
Pueblo
Thornton

DELAWARE
Bear

FLORIDA
Gainesville
Lake City
Melbourne
Milton
Orange Park
Palm Bay

GEORGIA
Columbus
Gainesville
Hiram
Marietta
Newnan
Savannah
Valdosta

IOWA
Cedar Falls
Cedar Rapids
Davenport

IDAHO
Ammon
Meridian

ILLINOIS
Champaign
Decatur
East Peoria
Joliet
Tinley Park

INDIANA
Anderson
Avon
Bloomington
Clarksville
Columbus
Elkhart
Evansville
Fishers
Fort Wayne
Greenwood
Indianapolis (3)
Kokomo

INDIANA (cont.)
Lafayette
Muncie
Richmond
Terre Haute

KANSAS
Olathe
Topeka
Wichita

KENTUCKY
Ashland
Elizabethtown
Fort Wright
Lexington
Louisville (2)
Owensboro
Paducah
Shively

LOUISIANA
Baton Rouge
Harvey
Lafayette
Lake Charles

MASSACHUSETTS
Brockton
Dartmouth
Everett
Methuen
Springfield

MARYLAND
Fruitland
Hagerstown
Pasadena
Westminster

MICHIGAN
Chesterfield
Lansing
Madison Heights
Roseville
Sterling Heights
Taylor

MISSOURI
Kirkwood
O'Fallon

MONTANA
Billings

NEW MEXICO
Las Cruces

NORTH CAROLINA
Asheville
Charlotte
Concord
Durham
Fayetteville
Gastonia
Hickory
Jacksonville
Wilmington
Winston-Salem

NEW HAMPSHIRE
Nashua

NEW JERSEY
Millville

NEW YORK
Vestal

OHIO
Alliance
Brooklyn
Cincinnati
Columbus (4)
Elyria
Hamilton
Lima
Milford
Newark
New Philadelphia
Springfield
Stow
Toledo
Willoughby

OKLAHOMA
Oklahoma City (3)
Tulsa

PENNSYLVANIA
Butler
Dickson City
Easton
Erie
Greensburg
Harrisburg
Lancaster
Monaca
Royersford
Washington
Wyomissing
York

RHODE ISLAND
Cranston

SOUTH CAROLINA
Anderson
Columbia (2)
Garden City
North Charleston
Taylor

TENNESSEE
Alcoa
Chattanooga
Gatlinburg
Hendersonville
Johnson City
Kingsport
Knoxville (2)
Sevierville

TEXAS
Abilene
Amarillo
Austin
Brownsville
College Station
Conroe
Corpus Christi
Denton
El Paso
Friendswood
Fort Worth
Grand Prairie
Houston
Killeen
Live Oak
Longview
Lubbock
McAllen

TEXAS (cont.)
McKinney
Mesquite
Pasadena
Port Arthur
San Antonio
Texarkana
Tyler
Waco
Wichita Falls

UTAH
Salt Lake City

VIRGINIA
Chantilly
Christiansburg
Glen Allen
Lynchburg
Yorktown

WEST VIRGINIA
Clarksburg
Star City

WISCONSIN
Appleton
Green Bay
Janesville
Kenosha
New Berlin

WYOMING
Cheyenne

3,180,826 Shares

Texas Roadhouse, Inc.

Class A Common Stock

Prospectus
June 28, 2005

Banc of America Securities LLC

Wachovia Securities

RBC Capital Markets

SG Cowen & Co.

QuickLinks

TABLE OF CONTENTS
SUMMARY
Recent Developments
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
PRICE RANGE OF COMMON STOCK
SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL AND OPERATING DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Results of Operations
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Texas Roadhouse, Inc. and Subsidiaries Consolidated Balance Sheets (in thousands, except share and per share data)
Texas Roadhouse, Inc. and Subsidiaries Consolidated Statements of Income (in thousands, except per share data)
Texas Roadhouse, Inc. and Subsidiaries Consolidated Statements of Stockholders' Equity and Comprehensive Income ($ in thousands)
Texas Roadhouse, Inc. and Subsidiaries Consolidated Statements of Cash Flows (in thousands)
Texas Roadhouse, Inc. and Subsidiaries Notes to Consolidated Financial Statements (Tabular amounts in thousands, except share and per share data)